FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **April, 2004**

Commission File Number **1-14228**


APR 14 2004
SECTION

Cameco Corporation
(Translation of registrant's name into English)

2121-11th Street West, Saskatoon, Saskatchewan S7M 1J3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F......... Form 40-F ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2004

CAMECO CORPORATION

By: 

Gary M.S. Chad
Senior Vice-President, Law
Regulatory Affairs and Corporate
Secretary

CAMECO

INVESTING IN CLEAN ELECTRICITY



How many lightbulbs does it take to change a uranium company?

2003 ANNUAL REPORT

URANIUM PRICES SURGE | BRUCE POWER FUELS RECORD EARNINGS

Just

Cameco's vision for growth is powered by financial strength and uranium expertise.



We are the world's largest, low-cost uranium producer accounting for 20% of existing production and more than 65% of identified future capacity. Despite weak markets, our operations have generated more than $1 billion in cash flow over the past five years and that should improve as the value of our investment in Bruce Power is realized.

We will also benefit from rising uranium prices as markets begin to reflect a shortage of supply due to declining inventories and limited production. In 2003, the spot market price for uranium increased by more than 40%.



Our vision »

Our experience in uranium production, fuel processing and electricity generation gives us insight to identify and take full advantage of emerging opportunities throughout the nuclear fuel cycle.



Nuclear is a clean, reliable and cost-competitive source of electricity and its advantages are increasingly attractive in a world concerned about climate change and energy security. With disciplined growth and operational excellence, we will achieve our vision and deliver higher returns for our shareholders.

contents »

one.



{ A powerful idea for growth }

Cameco will be a dominant nuclear energy company producing uranium fuel and generating clean electricity.

ENSURING QUALITY LEADERSHIP

Chair of the board Victor Zaleschuk says 2003 was a year of successful transition.

"We have implemented plans that enable us to maintain and enhance our recognized management capability."



2003 was an eventful year for your company. Dramatically improved uranium prices and signs of renewed interest in nuclear power have validated our vision to be a dominant nuclear company producing uranium fuel and generating clean electricity. 2003 was also a year of transition as Bernard Michel, Cameco's chair and CEO for the last 10 years, retired.

Cameco is well positioned to capitalize on improving uranium markets by its ownership in quality uranium assets including 70% of McArthur River, the world's largest high-grade uranium mine.



Our Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is the world's largest uranium producer as well as a significant supplier of conversion services. The company's competitive position is based upon its controlling ownership of the world's largest high-grade reserves and low-cost operations. Cameco's uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company is a partner in North America's largest nuclear electricity generating facility. The company also mines gold and explores for uranium and gold in North America, Australia and Asia. Cameco's shares trade on the Toronto and New York stock exchanges.

Our Vision

Cameco will be a dominant nuclear energy company producing uranium fuel and generating clean electricity.

Our Mission

Our core business is uranium fuel supply. Through our nuclear investments we participate in the generation of clean energy, and we achieve diversity through gold.

Sustainable growth is realized by building upon our core business strengths through socially, environmentally and economically responsible conduct. In doing so, we will enhance our status as an investment, supplier and employer of choice, and continue to earn the support of the communities where we interact.

On behalf of the board of directors, employees and shareholders, I would like to thank Mr. Michel for his leadership and outstanding contribution since Cameco's inception. His direction and vision were responsible for building the foundation of the successful company we have today.

Jerry Grandey was appointed CEO in January of 2003 after working closely with our former CEO in shaping the company. Mr. Grandey has been with Cameco for 11 years and has more than 30 years of experience in the mining and uranium business. He was formerly our executive vice-president and has been a director since 2000.

One of the principal duties of a board of directors is to ensure that your company has capable management and that the performance of management is monitored. A key part of carrying out this responsibility is to develop an orderly succession plan for key management positions. Over the past few years, we

MONTHLY SHARE PRICE
(TSX $/share)

Cameco's share price nearly doubled in 2003.


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have implemented plans that enable us to maintain and enhance our recognized management capability. The seamless transition during 2003 demonstrates the effectiveness of those plans.

We were pleased to welcome a new director to the board, Oyvind Hushovd (see bottom of page 87 for more information), who offers impressive international experience in the mining industry. In February 2004 we were also pleased to learn that another member of our board, Joe Colvin, was one of three recipients of the American Nuclear Society's future vision award for demonstrating dedication to the nuclear industry.

Your board of directors is diligent in its actions to ensure we carry out all our business activities in an ethical, honest and lawful manner. We continually review and enhance our long-standing corporate governance practices, while carefully monitoring the evolution of best practices and the ramifications of recent rules issued by securities regulators in Canada and the United States.

After an outstanding year of financial performance in 2003, we are in an even better position to move confidently toward achieving our vision.

Victor Zaleschuk
Chair

March 10, 2004



The key measures of our success will be a safe, healthy and rewarding workplace, a clean environment and supportive communities wherever we operate, together with solid financial performance, all reflected in a growing return to shareholders.

Our Values

People
We value the contribution of every employee. We seek strong relationships based on honest communications with employees and their families, customers, shareholders and suppliers.

Excellence
We pursue excellence in all undertakings and value people who strive to produce work of the highest quality. We encourage creativity, innovation and continual improvement.

Integrity
We seek to earn the respect of all people with whom we interact. We inspire trust based on honest, fair and ethical behaviour.

Environment
Our operations provide a safe human and physical environment. We are committed to practices that promote the health of employees and safeguard the environment in areas affected by the facilities we operate during and after their utilization.

PURSUING OUR VISION

CEO Jerry Grandey reflects on Cameco's 2003 performance and future plans.

"We are positioning Cameco as the investment of choice to participate in the resurgence of nuclear energy."



THE YEAR IN REVIEW

How would you describe your first year as CEO?

In one word – gratifying. Early in the year I embarked on a tour of Cameco's North American sites. The goal – to meet each employee, explain our vision and receive feedback. These sessions, 40 in all, were enlightening and, from my perspective, very energizing. There was strong support for the vision, welcomed suggestions on workplace improvement and a commitment to excellence. At the conclusion of the Canadian portion of the tour, the McArthur River water inflow incident occurred and, even though the situation was grave, I had full confidence in the ingenuity of our team. Throughout Cameco the response to the McArthur River threat was seamless. Our recovery to full production took just three months and even though our stock price fell by 20% during the first week of the event, it recovered strongly – a vote of confidence in the Cameco team. The event also seemed to be a catalyst for uranium price recovery. By year end, uranium spot prices had appreciated by more than 40% compared to the beginning of the year.

Has the water inflow situation at the McArthur River mine been resolved? What does it mean for the future of the mine?

The high-grade ore we are mining lies at the contact between dry basement rock and 600 metres of overlying water-bearing sandstone. It is a challenge few mines face and our success over the last several years led to a series of faulty assumptions about a new development tunnel. The inrush of water overwhelmed the mine's pumping capacity and curtailed production for three months while additional pumps were installed and inundated equipment repaired.

Today, the inflow has been considerably reduced through deliberate sequential sealing of the collapsed area. Patience has been the watchword to make sure water does not emerge elsewhere in the mine as the water pressure in the sandstone returns to normal. Since production resumed, the mine has been at full capacity even though the best mining



4.7 million

{ People }

With six of its eight reactors operating, Bruce Power can generate enough electricity to meet the residential and industrial needs of a city the size of Toronto.

area was temporarily unavailable while the sealing was completed.

A thorough review of the incident has concluded that no reserves have been lost. Additional capital spending may be required to improve safety margins as we develop new areas, but this is not expected to be material nor are operating costs expected to increase significantly.

In a market with strong fundamentals, the future profitability of the McArthur River operation looks even more promising.

What are your top three priorities?

Shareholder Value – At the top of the list is the creation of shareholder value. It goes without saying, however, that the pursuit of this priority can never come at the expense of safety or environmental protection. Our commitment to a safe workplace is paramount.

Over the course of 2003, Cameco increased its ownership in Bruce Power, advanced the Cigar Lake and Inkai uranium mining projects and made significant progress on realizing the value of our gold assets. But, the greatest contribution to longer-term shareholder value comes from the appreciating uranium price, which we believe is finally responding to the inevitable exhaustion of finite inventories.

Sustainable Development – Another priority is our pursuit of sustainable development. Cameco will only succeed if the communities in which we operate are supportive of our vision. This means transparency, open communication and willingness to share benefits through employment and the local procurement of services and supplies. We must strive for even fuller symbiotic relationships with our local communities.

Culture – Molding Cameco's culture to meet the challenges and opportunities of the next decade is another priority. In addition to Cameco's core values of excellence, people, integrity and the environment, we must develop and nurture employees prepared to assume responsibility, unafraid to teach and delegate to others and willing to search continually for better ways of doing things.

What were the key factors driving Cameco's performance in 2003?

Increased ownership and excellent performance from our Bruce Power partnership contributed significantly to Cameco's earnings. Bruce Power's contribution to cash flow, however, was disappointing as the investment required to restart the two Bruce A units exceeded original expectations by more than $300 million. Notwithstanding

HIGHLIGHTS

Financial ($ millions except per share amounts)	**2003**	2002	Change
Revenue	827	748	11%
Net earnings attributable to common shares	205	44	366%
Earnings per share	3.65	0.78	368%
Cash provided by operations	246	251	(2%)
Cash flow per share	4.38	4.50	(3%)
Average spot uranium price for the year ($US/lb U_3O_8)	11.54	9.86	17%
Average spot market gold price for the year ($US/ounce)	363	310	17%
Cameco's average realized gold price for the year ($US/ounce)	334	300	11%
Weighted average number of paid common shares (millions)	56.1	55.8	1%
Net debt to capitalization	7%	8%	(13%)
Production (Cameco's share)			
Uranium concentrates (million lbs U_3O_8)	18.5	15.9	16%
Uranium conversion (UF_6 and UO_2) (million kgU)	13.3	12.4	7%
Electricity generation (terawatt hours)	7.7	3.1	148%
Gold (thousand oz)	226	176	28%

Currency is expressed in Canadian dollars unless otherwise noted.



{ Records broken in 2003 }

2003 was a record-breaking year for Cameco. In addition to a record high share price, we reached new highs for:

- Consolidated revenue
- Net earnings
- Uranium revenue
- Uranium sales volume
- Conversion revenue
- Conversion sales volume

"With spot and long-term uranium prices increasing more than 40% during 2003, the market has finally started to reflect the reality of supply and demand."



this overrun, the investment in this new Ontario electricity generation remains favourable.

Performance in 2003 was negatively affected by the water inflow incident at McArthur River, which reduced earnings by $15 million. As is always the case with such episodes, this blow to one of our premier assets disclosed areas needing improvement. We have responded quickly to incorporate the lessons learned not only at McArthur River, but throughout the company.

Spot and long-term uranium prices increased more than 40% during 2003 due to a number of supplier-related events. The recovery of gold prices was equally satisfying and our Kumtor gold mine contributed significantly to our performance. Price recovery is only part of the story as Cameco sold record quantities of uranium and conversion services, while gold sales were the second highest level ever.

How is Cameco's gold strategy proceeding?

Cameco has been a gold producer since its inception, and, over the years, has assembled a number of gold properties, including the Kumtor mine in the Kyrgyz Republic and the Boroo mine in Mongolia. Cameco has recently embarked on a strategy to unlock the value of these gold assets by packaging them into a single vehicle for public listing. Our partner in the Kumtor gold mine elected to participate by contributing their interest, but the rising gold price in 2003 delayed implementing the strategy. By December we had reached agreement with Kyrgyzaltyn, our partner and owner of two-thirds of the Kumtor gold mine. This agreement was ratified by the Kyrgyz government at year end. Assuming final agreements can be reached with all critical parties and markets remain favourable, we intend to list the new company, Centerra Gold Inc., in the second quarter of 2004.

Now that the two Bruce A reactors are online, what is the next initiative at Bruce Power?

Bringing the two Bruce A reactors on-line was a significant milestone, making Bruce Power the largest nuclear generating station in North America with 4,660 megawatts (MW). Bruce Power now accounts for 20% of Ontario's electricity supply and has the potential to do far more for a province that is short of electricity and requires significant new investment in reliable, clean electricity generation.

Early in 2004, Cameco announced that Bruce Power will conduct a study to examine the feasibility of restarting two mothballed Bruce A units and to determine what improvements are



Inside the leaching area of the Key Lake mill, metallurgist Nick Chauvet and mill operator Lester Favel monitor the pump performance of the ore slurry. Key Lake is the world's largest uranium mill.

needed to extend the life of the four Bruce B reactors, beyond the next 15 years. In addition, given the existing infrastructure and supportive communities, Bruce Power will examine the feasibility of building one or more reactors. The study will determine if we can achieve an adequate return on our shareholders' investment but other factors will need to be considered such as a stable investment climate and a functioning electricity market.

In an environment where nuclear generation is competitive, examining the potential of expanding generation capacity, or building a new reactor in the longer term, are signs of a brighter future for our industry.

What is the the outlook for the Ontario power market?

In the near term, the Ontario electricity market is supplied by nuclear (40%), coal (23%), hydro (22%), gas, wind, solar and other sources (8%) and, during the winter and summer peaks, imports (7%). Gas-fired power is expensive and most of Ontario's imports are priced on this basis requiring a large transfer of money to out-of-province generators. If Ontario's electricity demand continues to grow at 1.4% annually, as it has over the past decade, the increase in demand by



$1 billion

{ In cash flow }

Cameco operations have generated more than $1 billion in cash flow over the past five years.

2007 would be equivalent to the energy provided by an additional 1,000-MW generation station. Against this backdrop, low-cost, reliable nuclear energy provides the best alternative to meet the province's current and future baseload requirement.

When you consider how to protect the environment, the prospects for nuclear in Ontario are even brighter. The province faces the same problem as many other jurisdictions around the world – how to maintain a reliable, affordable electricity supply to meet growing demand while reducing emissions of greenhouse gases. Nuclear must be part of the solution. It produces no air pollution and provides the price stability and security of supply needed to support economic growth.

The Ontario government promises to phase out all coal-fired generators or roughly 7,500 MW by 2007 in order to eliminate a significant health hazard. Expanded nuclear generation capacity will be necessary to achieve that goal.

Uranium prices are critical to Cameco's performance. Where are they headed?

It is with humility that I address this question since, for years, we have been forecasting an end to inventory liquidation and the re-emergence of the importance of primary production. While there are still inventories, they are considerably reduced following 19 years of drawdown. Recently, uranium production interruptions, as well as Russian and other supply announcements have caused customers to re-examine their low inventory policies. The net result is that uranium prices accelerated quickly during the last four months of 2003. While I am loathe to forecast prices, it appears that the psychology of the market has shifted and that sellers, today, are on an increasingly stronger footing with buyers. As inventories continue to decline, the market should shift even more toward the supplier, particularly those able to deliver reliable primary production from multiple sources, such as Cameco.



Cameco's 31.6% partnership interest in **Bruce Power** contributed to record earnings in 2003. Now operating six reactors and supplying 4,660 MW, or 20% of Ontario's power supply, Bruce Power is the largest nuclear generating facility in North America.


100

{ Times richer }

The ore grade at Cameco's McArthur River operation is 100 times higher than the world average for uranium mines.

Why is Cameco limited in its ability to realize the full impact of rising uranium prices in 2004?

Cameco's uranium marketing strategy has always been consistent. We sign long-term contracts that limit the impact when uranium prices are low – which helped Cameco remain profitable when uranium prices were in single digits a few years ago – while retaining as much upside potential as possible.

In 2004, Cameco will be delivering uranium to customers under contracts that were signed many years ago when prices were lower. Consequently, the contracts have pricing terms that limit the benefit of further spot price increases in 2004. This will continue in a diminishing fashion in 2005, with much less impact in 2006.

While we have upside limits to the benefits of a rising spot price in the near term, we will receive the full benefit of the much higher-priced uranium contracts we are signing today. We have anticipated and planned for the current uranium market with its improving supply/demand fundamentals for some time. As the world's largest uranium supplier, with diversified, low-cost sources, significant uranium projects in development and limited contract commitments, we are in a position to maximize the full benefit for our shareholders over the longer term.

AVERAGE URANIUM SPOT PRICE
($US/lb U_3O_8)
The long-term outlook for improved uranium prices remains positive.


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How does a rising Canadian dollar affect Cameco's results?

While uranium prices have increased considerably over the past half year, much of the increase has been offset by the devaluation of the US dollar versus the Canadian dollar. A majority of our production comes from Canada, so the rising dollar has emphasized the importance of our currency hedging, cost control initiatives and drive toward geographic diversity of production. Thus our US operations have benefited fully from the price increase and prospects



For the third time in 10 years, Rabbit Lake received the Mary Jean Mitchell Green safety award which is awarded annually by Cameco's board chair to the operation with the best safety record. Producing almost 6 million pounds U_3O_8 in 2003, Rabbit Lake has recently identified prospects for additional reserves.



"Cameco will seize opportunities that move us closer to achieving our vision of becoming a dominant nuclear energy company."

for production at our Inkai property in Kazakhstan continue to be positive as that country's currency has remained at almost par with the US dollar. Other producers, in countries such as Australia and Namibia, have been more severely impacted due to the strong performance of their local currencies against the US dollar.

Our currency hedging program is not designed to speculate, but rather to smooth volatility as it impacts nuclear revenue. Thus Cameco is protected against declines in the US dollar only in the shorter term.

In addition, Cameco has a portion of its annual cash outlays denominated in US dollars, including uranium and services purchases, which provides a natural hedge. While natural hedges provide cash flow protection against exchange rate fluctuations, the impacts on earnings may be dispersed over several fiscal periods and are more difficult to identify.

For 2003, $177 million (US) of Cameco's uranium and conversion revenue was hedged using currency contracts at an average rate of $0.62. As of December 31, 2003, about 50% of 2004 uranium and conversion revenue was hedged using currency contracts at an effective rate of $0.68.

To the extent the company borrows in US dollars, this provides a hedge against its US revenue generating assets.

Longer-term, how does Cameco see itself continuing to grow?

Cameco's vision "to become a dominant nuclear energy company producing uranium fuel and generating clean electricity" provides the mandate for growth. If we are to achieve this vision for the benefit of our shareholders we must, each day, look for opportunities within the nuclear energy arena. It is a rather small industry and opportunities come infrequently, but Cameco has successfully seized these and will continue to do so – be they opportunities in uranium production, nuclear fuel services or nuclear electricity generation. The most important criteria is that they provide an adequate return on the risk being taken. In the pursuit of our vision, we will not lose sight of the fact that we are fundamentally a uranium mining and processing company producing a tangible product largely immune from external short-term economic cycles. The benefits of nuclear technology are being rediscovered and it is our intent to position Cameco to be the investment of choice in a field long ignored. □

March 10, 2004

GROWING NUCLEAR CAPACITY

Cameco took a major step toward achievement of its vision in March 2004 with an agreement to purchase one quarter of a 2,500-megawatt (MW) nuclear generating plant located about 140 kilometres from Houston, Texas.



Cameco agreed to pay $333 million (US) for a 25.2% interest in the South Texas Project (STP) from a subsidiary of American Electric Power (AEP). The other partners in the facility have a right of first refusal to purchase AEP's share at the price negotiated by Cameco for a 90-day period. The sale is expected to close in the second half of 2004 if that right is not exercised.

The STP transaction advances management's strategy of building on the company's financial strength and expertise through partnerships in high-quality nuclear assets.

Commissioned in 1988 and 1989, STP's two 1,250-MW reactors are among the newest in the United States and have an excellent operating record. Licensed until 2027 and 2028, the reactors supply electricity to a 284 million MWh market area in southern Texas that includes Houston, Austin, San Antonio and Corpus Christi through a deregulated electricity market.

The purchase would add 630 MW to Cameco's generation capacity through partnerships in nuclear power plants and provide increased cash flow and net earnings to fuel future growth. It would also strengthen Cameco's position in the US – the world's largest electricity market.

OUR VISION IS TO BE A DOMINANT NUCLEAR ENERGY COMPANY PRODUCING URANIUM FUEL AND GENERATING CLEAN ELECTRICITY.

We will deliver growing shareholder value with a strong commitment to people and the environment.

GOAL» GROW LEADERSHIP POSITION IN THE URANIUM FUEL INDUSTRY AND ENSURE PRODUCTION FLEXIBILITY IN URANIUM AND CONVERSION SERVICES.

» 2003 TARGETS	» RESULTS	» 2004 TARGETS
Apply for regulatory approval to increase annual production at McArthur River and Key Lake by about 18% to 22 million pounds U_3O_8.	• Cameco submitted the necessary documentation to the Canadian Nuclear Safety Commission (CNSC) whose response was delayed by the water inflow incident at the McArthur River mine. Actual production will depend on underground production plans and market conditions.	Increase Cameco's share of uranium production to 20.7 million pounds U_3O_8 in 2004 by restoring the McArthur River/Key Lake operations to full production.
Complete the feasibility study and the environmental assessment for the Inkai project in Kazakhstan.	• The feasibility study and environmental assessment were completed by year end and will be submitted for joint venture approval.	Obtain joint venture approval of the Inkai feasibility study and prepare for construction in 2005 and production in 2006.
Position Cameco to meet Bruce Power's new fuel requirements.	• Cameco continues to work with Bruce Power to finalize the requirements for slightly enriched uranium (SEU) fuel bundles. The CNSC must approve Cameco's production plans following an environmental assessment that is underway.	Make a formal decision to develop the Cigar Lake project subject to CNSC approval of a construction licence and appropriate market conditions.
		Expand exploration activity to ensure timely replacement of reserves.

GOAL» PURSUE GROWTH IN THE NUCLEAR FUEL CYCLE WHILE CONSOLIDATING GOLD ASSETS.

» 2003 TARGETS	» RESULTS	» 2004 TARGETS
Pursue nuclear energy growth opportunities.	• In February 2004, Cameco reached an agreement to acquire a 25.2% interest in the two South Texas Project nuclear reactors. The agreement is subject to the right of first refusal by three existing owners.	Pursue nuclear energy growth opportunities.
Consolidate gold assets into a single entity.	• Cameco negotiated an agreement with the Kyrgyz government to create a new Canadian publicly traded company called Centerra Gold Inc. Closing is targeted for the second quarter of 2004.	List Centerra Gold Inc. on the TSX by mid year.
Complete construction of the Boroo gold mine in Mongolia.	• Boroo construction was completed and the first gold bar poured in December.	







GOAL>> DEMONSTRATE CAMECO'S LONG-STANDING COMMITMENT TO SUSTAINABLE DEVELOPMENT.

>> 2003 TARGETS	>> RESULTS	>> 2004 TARGETS
Reduce the combined accident frequency of all Cameco-operated sites below the 2002 frequency.	◦ Cameco's accident frequency was 0.61 in 2003 compared to 0.24 in 2002. While no debilitating injuries occurred, Cameco is committed to improving this performance.	Reduce the combined accident frequency of all Cameco-operated sites below the average frequency of the last three years.
Incur no significant environmental incidents.	◦ There were no significant environmental incidents during the year but reportable incidents increased to 29 from 14 the previous year.	Incur no significant environmental incidents.
Obtain regulatory approval for the recycling of Blind River and Port Hope byproducts at the Key Lake mill.	◦ Cameco obtained provincial approval in February 2003. The CNSC determined that a formal environmental assessment was required delaying their decision to 2004.	
Purchase from northern Saskatchewan businesses at least 60% in value of the contracted services at Cameco's Saskatchewan mines.	◦ Cameco purchased $60 million of services from northern Saskatchewan businesses representing 75% of the total purchases for the company's Saskatchewan mines.	Purchase from northern Saskatchewan businesses at least 60% in value of the contracted services at Cameco's Saskatchewan mines.
Develop a comprehensive performance-based compensation strategy and program that provides competitive financial rewards to attract and retain highly qualified employees.	◦ Cameco decided to extend the implementation of performance-based pay into 2004 due to competing priorities. Program development was well underway at the end of 2003.	

15

{ Years of performance and growth }

Cameco has grown to be the world's largest uranium producer since the company was formed in 1988. Despite weak prices, we doubled our market share in uranium to 20%, expanded our reserves and diversified into electricity generation.



GROWING RESPONSIBLY

To Cameco, social responsibility means achieving sustainable growth through socially, environmentally and economically responsible conduct.

At Cameco, sustainable development encompasses the value we place on safety, environmental integrity, social responsibility and economic development, and demonstrates our commitment to growing the company with integrity.

Ultimately, our success in achieving sustainable business growth will be determined through four key measures: a safe, healthy and rewarding workplace, a clean environment, supportive communities and solid financial performance. In 2003, we began an internal review of how we measure, track and report performance in these areas. Preliminary sustainable development indicators and supporting metrics were developed and will be refined and implemented in 2004. An external report is expected by 2005.

Communicating the corporate vision and our broad measures of success to employees was a priority in 2003. Early in the year, newly appointed CEO Jerry Grandey toured all North American uranium sites, meeting with 1,180 employees in 40 separate meetings. Some of the year's highlights are presented here.

Cameco strives to protect the health and safety of its employees and members of the public who may be affected by its operations


4,339
Cameco

{ Skilled, committed people }

We value the contribution of each of the 4,339 people who work at our operations in six countries. We encourage creativity, innovation and continual improvement in our employees and contractors.

Safe, Healthy and Rewarding Workplace

Industrial safety, radiation protection and environmental stewardship are fundamental to our corporate culture. In 2003, 166 employees representing about 5% of Cameco's operational workforce were dedicated to monitor and assess our performance and ensure we continually improve.

The safety and well-being of Cameco's employees and nearby communities is inseparable from our goal of sustainable business growth. In 2003, this commitment to worker safety was tested when we experienced large water inflow conditions at McArthur River. Careful monitoring, practical procedures, prudent actions and a well-trained workforce ensured that worker health and safety were not compromised. Despite these efforts however, radiation exposure levels for some employees were elevated during the incident. For the first time, the McArthur River operation recorded 12 individual dose levels above 10 millisieverts (mSv). All these individual results are within the Canadian long-term annual dose limit of 20 mSv and because of the rigorous standards for radiation safety, do not present a health risk.

The average employee radiation dose at McArthur River in 2003 was in keeping with previous years at 1.6 mSv. This is comparable to levels at our other nuclear sites, which recorded averages of 0.8 mSv at Key Lake, 2.1 mSv at Rabbit Lake, 0.6 mSv in Port Hope, 1.6 mSv at Blind River, 3.8 at Crow Butte and 1.75 at Smith Ranch-Highland. The average individual living in North America receives a natural background radiation dose of one to three mSv annually.

The same attention to detail Cameco gives to radiation protection is extended to conventional health and safety. In 2003, Cameco's total lost-time injury frequency rose over the previous year to 0.61 from 0.24 per 200,000 hours worked. Despite this increase, Cameco's safety performance still compares favourably to the average accident frequency in the Ontario and Saskatchewan mining industries at 1.1 and 1.3 respectively. This is due to impressive safety performance at several sites in 2003, including Rabbit Lake, Cigar Lake and Inkai where employees worked 12 months without a lost-time injury. Cameco is also evaluating methods to reinforce the importance of safety at work and at home and encourage continual improvement.

Cameco's program of continual improvement is supported by an extensive employee training and development program. In 2003, the company delivered 177 corporate workshops on supervisor, management and executive development, business process enhancement, quality management and succession planning to about 1,800 employees. In addition, site programs ensure all operational employees are trained and skilled in their roles. For example, Key Lake employees recorded over 14,375 training hours in 2003 through 1,800 site workshops and field contacts.



3,575

{ **Tonnes of material recycled at Port Hope** }

Environmental protection is a priority in all aspects of our operations. Our Port Hope refinery recycled 3,575 tonnes of material in 2003 – 714 tonnes of scrap metal, 23 tonnes of waste paper and containers, 2.8 tonnes of electronic parts and 2,835 tonnes of process chemicals for use as fertilizer.

Clean Environment

Minimizing our ecological footprint and controlling risks to the ecosystem that result from our operations are priorities for Cameco employees. This was particularly clear during the McArthur River water inflow incident in April and the site remediation efforts that followed. The most revealing marker of performance during this effort was effective water management. Experiencing several times more water inflow underground than normal, the operation was able to contain and treat all water before releasing it to the environment. Test results have determined that the overall environmental effect from the increased water discharge was relatively minor.

Upset conditions at McArthur River did contribute to disappointing results in Cameco's environmental performance. The company recorded a total of 29 reportable incidents from its 11 operating sites in 2003, up from 14 in 2002. While none of these incidents created any significant environmental impact, the higher frequency of events is a concern for



Environmental co-ordinator Mike Webster (right) shows student Jason Madson how to take a water sample at a small creek on the McArthur River site.

Cameco. Over the coming months, Cameco will continue to work toward improving its environmental performance.

Improvements were made last year in several Cameco environmental programs. For example, Port Hope increased its volumes of recycled waste from 2,877 tonnes of material in 2002 to 3,575 tonnes in 2003. This included 714 tonnes of scrap metal, 23 tonnes of paper, cans and bottles and 2.8 tonnes of computer and electronic parts. In addition, 2,835 tonnes of ammonium nitrate solution (a byproduct from UO_2 conversion) was recovered for use as fertilizer.

Another Cameco site that is advancing its environmental efforts is Key Lake in northern Saskatchewan. While the mill and tailings facilities are still fully utilized to process ore from McArthur River, areas previously used for mining activities are being restored. In 2003, seven hectares were seeded with grasses and 6,000 trees planted to help restore disturbed areas to natural conditions. Since Key Lake's reclamation effort began in 1978, there have been over 340 hectares reseeded and 520,000 trees planted. In time, the site will apply to Saskatchewan Environment to have portions of this reclaimed land returned to the province.

These achievements reflect our commitment to environmental responsibility at our production sites and help reinforce the nuclear industry's reputation as one of the cleanest available energy options. Cameco's 31.6% ownership in the Bruce Power partnership in Ontario, Canada also helps strengthen this reputation as well as contributing solid shareholder value. Bruce Power generated 24.5 terrawatt hours of clean energy in 2003, helping avoid the emission of about 25 million tonnes of carbon dioxide.

As the exclusive fuel supplier to Bruce Power, Cameco is participating in the production of a new fuel for Bruce Power to help increase both electricity output and safety performance of its reactors. Cameco's technology development (CTD) department has been instrumental in perfecting two new processes to produce the fuel and the site is currently seeking licence approval to begin commercial production. No additional environmental impacts are anticipated from the new production processes.

In 2003, the 20 researchers and scientists in CTD worked on more than 20 projects and innovations to improve safety and environmental performance and productivity in Cameco's North American uranium operations. For example, new technology was introduced at Port Hope's uranium hexafluoride plant to measure hydrogen fluoride concentrations in the gas scrubbing and production circuits. The technology provides greater control in the production operations that will lead to reduced emissions.

EMPLOYMENT

(as of December 31, 2003)

	Uranium		Gold		Total
	Cameco and subsidiaries	Long-term contractors	Cameco subsidiaries	Long-term contractors	
Canada	1,515	352	6	-	1,873
United States	147	14	4	-	165
Kyrgyzstan	-	-	1,596	141	1,737
Kazakhstan	77	-	-	-	77
Australia	11	-	-	-	11
Mongolia	-	-	360	116	476
Total	**1,750**	**366**	**1,966**	**257**	**4,339**



520,000

{ Trees planted }

Cameco is committed to leaving the environment as we found it at our sites. At Key Lake we have planted more than 520,000 trees to restore lands affected by our operations.

Supportive Communities

Public support of uranium mining remained strong (68%) in Saskatchewan in 2003. As a subset of the annual poll, Cameco also evaluates trust levels among respondents who are familiar with our operations. The 12-question index tests public satisfaction with the company's environmental and safety performance, management and leadership, corporate citizenship and innovation. Overall, Cameco earned a score of 6.4 out of 10, with the mean average of responses in the "good" to "excellent" range for all 12 questions.

Cameco is committed to building relationships with the communities where we operate to ensure we continue to earn their support for our operations. Through groups like the northern Saskatchewan Environmental Quality Committees (EQCs), Cameco encourages constructive dialogue, consultation and understanding of stakeholder interest in our operations. The EQCs have representation from 29 northern impact communities.

LOST-TIME ACCIDENT FREQUENCY (per 200,000 hours worked)

A) Cameco Employees and Long-Term Contractors Cameco's accident frequency compares favourably to the 1.1 and 1.3 frequencies recorded by the Ontario and Saskatchewan mining industries respectively.

B) Cameco Employees Only Since Cameco was formed, the company has continually strived to improve its safety record.

Graph A



0.8
0.4
0.0
0.22
0.24
0.61
2001
2002
2003

Graph B



4
2
0
89 91 93 95 97 99 01 03

Seven aboriginal communities in the Athabasca region of Saskatchewan are also regularly consulted as part of the company's impact management agreement that was signed in 1999. As part of this agreement, Cameco has committed to helping build trust in northern Saskatchewan through community-based environmental monitoring. This program trains locally appointed residents to collect water, sediment, wildlife and fish samples in the vicinity of their communities and funds the evaluation and reporting of results. Since the program began four years ago, no environmental impacts have been detected downstream from our uranium mining operations.

Cameco also continued its participation in a co-operative, training-to-employment initiative with the province of Saskatchewan, the federal government, First Nations and Metis authorities, and the northern mining industry. A renewed five-year plan was signed in September of 2003 to continue the group's goal of maximizing the employment and economic opportunities from uranium industry activities for people in northern Saskatchewan. In the past 10 years, Cameco has contributed more than $6.5 million in financial and in-kind support to the program.

This program assists Cameco in achieving its ambitious hiring targets in northern Saskatchewan. Through dedicated training and recruitment, at the end of 2003, 660 employees, or 57% of our permanent operations workforce were residents of Saskatchewan's north. Of these individuals, 600 or 52% were of aboriginal descent. Comparable training and recruitment practices have been introduced at Cameco's other operations and in 2003, 94% of Kumtor employees were Kyrgyz nationals and 92% of the employees at the Boroo gold project were Mongolian nationals.

Cameco also supports the training and education of its future workforce through our annual scholarship program. In 2003, the company awarded 53 scholarships in North America totalling almost $200,000 and more than $260,000 in the Republic of Kyrgyzstan.

In 2003, Cameco and its subsidiaries awarded over $1.2 million in donations and sponsorships to build relationships with its impact communities. The town of Port Hope recognized Cameco for its financial contributions, employee involvement and leadership with its "excellence in community service" award. The company was also inducted into the Saskatchewan Chamber of Commerce Business Hall of Fame for our contribution to the economic well-being of Saskatchewan people.



Cameco remains committed to preserving the natural beauty of northern Saskatchewan. We collect and analyse more that 60,000 samples annually as part of a long-term environmental management system.

102 million

{ Tonnes of air pollutants avoided }

Clean electricity generated from the uranium Cameco sells annually, avoids emissions of more than 100 million tonnes of carbon, more than 1.5 million tonnes of sulphur dioxide, and more than 0.5 million tonnes of nitrogen oxide.

Cameco is committed to increase business capacity by ensuring opportunities are extended first to suppliers in our regions of operation. Last year, $60 million in services were supplied by northern Saskatchewan businesses, representing 75% of the total purchases for the company's Saskatchewan mines. Furthermore, Kumtor procured about $23 million in goods and services from Kyrgyz national suppliers representing 22% of the total.

Summary

Despite the challenges of 2003, Cameco maintained its commitment to maintain a safe, healthy and rewarding workplace, protect the environment and build community relationships. This commitment was recognized by the Canadian organization "Corporate Knights" who identified Cameco as one of Canada's top 50 corporate citizens. This organization's annual ranking identifies the top companies in the TSX-100 based on social, environmental and financial performance.

In the third quarter, Cameco was identified as one of the leading companies in the mining industry group under the Dow Jones Sustainability Group Index, but was unable to break into the top 10% in this sector. Cameco is striving to reclaim a position on the index, competing against much larger mining companies.

Corporate governance of Cameco's business activities was strengthened in 2003 with the appointment of a non-executive chair of the board. The board maintained its five standing committees and the strategic planning committee created a subcommittee on uranium and gold reserve oversight. Cameco has also reviewed the 18 best practices proposed by the Canadian Securities Administrators and has concluded that the company's existing governance practices substantially comply with these new standards.

All Cameco employees, management and directors are committed to the sustainable growth and prosperity of the company. We will continue to track and report our performance, improve transparency and maintain the trust of our stakeholders. □

1. Cameco Trauma Centre
Cameco committed $250,000 over five years to the Cameco Trauma Care Unit in Port Hope, Ontario. The donation recognizes Cameco's many volunteer emergency medical and response team members and their contributions to the community.



3. Round Dance
A round dance concludes the opening ceremony at the Yutthe Dene Nakohodi (a place to heal northern people) located on the Chicken Reserve in northern Saskatchewan. Cameco was a major sponsor of the health facility, which was constructed over an 18-month period.



2. Meewasin Trail
Cameco underwrote the costs of a successful $6 million fundraising campaign to double the length of the trails in the beautiful Saskatoon river valley. In October 2003, the "Cameco Kilometre" was officially opened. Additional enhancements to the Meewasin trails are ongoing.



ANALYSE THIS

This management's discussion and analysis (MD&A) is designed to provide investors with an informed discussion of Cameco's business activities.

How to use this MD&A

Cameco has made important changes to its MD&A this year, to take into account new requirements from the Canadian Securities Administrators and to reflect guidelines from the Canadian Institute of Chartered Accountants (CICA).

We have included new sections on Cameco's vision and mission and added some discussion about the company's key performance drivers and its capability to deliver results. In response to some investor requests, we have also grouped together all the discussion and analysis for each of our business segments. So, for instance, readers can find all the appropriate information on our conversion business in one place in the MD&A rather than having to go to separate sections on topics such as strategies and results.

For those less familiar with Cameco, the MD&A is ordered so that readers can first be introduced to the company, and then learn about its business environments, strategies, key performance drivers, capability to deliver, 2003 consolidated results, 2004 outlook, liquidity and capital resources and risk factors.

The following is a summary of the key sections of this MD&A.

OVERVIEW

Vision

Cameco will be a dominant nuclear energy company producing uranium fuel and generating clean electricity.

Mission

Our core business is uranium fuel supply. Through our nuclear investments we participate in the generation of clean energy. Sustainable growth is realized by building upon our core business strengths through socially, environmentally and economically responsible conduct. In doing so, we will enhance our status as an investment, supplier and employer of choice, and continue to earn the support of the communities where we interact.

The key measures of our success will be a safe, healthy and rewarding workplace, clean environment, and supportive communities wherever we operate, together with solid financial performance, all reflected in a growing return to shareholders.

CAMECO'S BUSINESSES

Cameco is involved in four business segments:

- uranium
- conversion services
- nuclear electricity generation
- gold

The only significant commercial use for uranium is to fuel nuclear power plants for the generation of electricity. In recent years, nuclear plants generated approximately 16% of the world's electricity.

The major stages in the production of nuclear fuel are uranium exploration, mining and milling, refining and conversion, enrichment and fuel fabrication. Once a commercial uranium deposit is discovered and reserves delineated, the regulatory approval to mine is secured and the mine is developed, uranium ore is mined and upgraded at a mill to produce uranium concentrates. Uranium mining companies sell uranium concentrates to nuclear electrical generating companies around the world on the basis of the U_3O_8 contained in the uranium concentrates. These utilities then contract with converters, enrichers and fuel fabricators to produce the required reactor fuel.

Cameco is the world's largest uranium producer with 550 million pounds of proven and probable reserves of uranium including controlling ownership of the world's largest high-grade reserves and low-cost operations in northern Saskatchewan. The company has four operating mines in Canada and the US, as well as two new mines ready to be developed in Canada and Central Asia, subject to regulatory and partner approval.

The company is an integrated uranium producer with refining and conversion facilities at Blind River and Port Hope located in Ontario, Canada. The products from these sites are used to produce fuel for nuclear power reactors. The Port Hope plant can produce 20% of the world's annual requirements for uranium hexafluoride (UF_6) to make fuel for light-water reactors. In addition, the Port Hope plant is the world's only commercial producer of natural uranium dioxide (UO_2) the fuel used by all Canadian-built Candu reactors.

Through its 31.6% ownership of the Bruce Power nuclear generating station located in southern Ontario, Cameco generates clean electricity. Cameco is the sole fuel supplier to the Bruce Power Limited Partnership that leases six operating nuclear power reactors, plus two reactors that are laid up. Bruce Power's operating plants have a combined generation capacity of 4,660 megawatts (MW), which is equivalent to the residential and industrial needs of a city the size of Toronto, Ontario.

Cameco is also a gold producer. In early January 2004, Cameco announced that it had reached an agreement with the Kyrgyz Republic to create a jointly owned Canadian gold company called Centerra Gold Inc. Cameco will own 67% and the Kyrgyz government (through its agency Kyrgyzaltyn) will own the remaining 33%. Centerra intends to undertake an initial public offering (IPO) in Canada and sell shares to the public. Cameco expects to continue to hold a majority interest in Centerra immediately following the IPO, which is planned for the second quarter of 2004.

Growth Strategy

Cameco's vision is to be a dominant nuclear energy company, producing uranium fuel and generating clean electricity. The main strategies of Cameco are:

- to maintain and leverage the company's competitive advantages in the uranium and conversion businesses,
- to continue vertical integration within the nuclear fuel supply, and
- to expand nuclear generation capacity.

The specific strategies in the uranium and conversion businesses, which provide the foundation of the company, will be

CUSTOMER COUNTRIES

Cameco sells uranium and conversion services to companies located in 15 countries around the globe.

Americas	**Europe**
Argentina	Belgium
Brazil	Czech Republic
Canada	Finland
United States	France
	Germany
Asia	Spain
Japan	Sweden
South Korea	United Kingdom
Taiwan	

discussed in the sections dealing with those businesses.

In pursuing its plans for further integration in nuclear fuel supply and expansion in nuclear power generation, the company has a number of goals:

- to earn a sufficient rate of return and provide a basis for long-term profitability,
- to provide nuclear fuel supply where possible and link to core assets and competencies,
- to strengthen Cameco's foundation for further expansion in the nuclear fuel cycle,
- to achieve a reward commensurate with the risks taken, and
- to not unduly risk Cameco's overall viability.

The key strategies are:

- to pursue the most appropriate investments by considering investment opportunities in all aspects of the nuclear fuel cycle,
- to guide and support Bruce Power's growth strategy,
- to pursue partnering opportunities in new reactor construction and completions by leveraging fuel supply relationships, developing expertise in new fuel requirements, and enhancing relationships with industry leaders in reactor technology, and
- to seek active ownership to allow, where possible, participation in management and operational involvement of generation facilities.

In March 2004, Cameco announced that one of its wholly owned US subsidiaries signed an agreement to purchase a 25.2% interest in assets comprising the South Texas Project (STP) from a wholly owned subsidiary of American Electric Power (AEP) for $333 million (US). Included in this purchase price is $54 million (US) for fuel and non-fuel inventory.

STP consists of two 1,250-MW nuclear units located in Texas. The net generating capacity from the 25.2% interest in STP is 630 MW. Each owner takes in kind and markets its pro-rata share of electricity generated by STP.

The balance of STP is held by Texas Genco (30.8%), San Antonio City Public Service Board (28%) and Austin Energy (16%). The interest being purchased by Cameco is subject to a right of first refusal in favour of these owners. The agreement is subject to regulatory approval and other closing conditions, and the final purchase price is subject to closing adjustments. The transaction is expected to close in the second half of 2004.

In addition, Cameco seeks to increase nuclear power's contribution to global energy supply through two major strategies:

- participate in related technologies that support nuclear energy development, and
- promote industry initiatives to position nuclear power as an important factor in addressing climate change by providing leadership and resources to key industry associations, developing government relationships and further enhancing Cameco's environmental and safety reputation.

Trends in the Nuclear Power Industry

A number of evolving trends in the nuclear power industry have the potential to affect Cameco's business environment for uranium and conversion.

Nuclear Utilities Consolidate

Electric utilities in the US and Europe continued to restructure in 2003, albeit at a slower pace than in the previous five years. Consolidation of nuclear generating plant ownership can be



2.5 billion

{ Tonnes of greenhouse gases }

The world's nuclear reactors prevent emissions of up to 2.5 billion tonnes of carbon dioxide annually.

Source: World Nuclear Association

WORLD ELECTRICITY GENERATION

Nuclear's 16% share of world electricity generation is the third largest behind coal and hydro.


Nuclear
Coal
16%
19%
15%
10%
39%
1%
Hydro
Gas
Oil
Others

WORLD NUCLEAR REACTORS

	Reactors in Operation (as of 12/03)	Reactors under Construction (as of 12/03)	Nuclear Electricity (%) (as of 12/02)
Argentina	2	0	7
Armenia	1	0	41
Belgium	7	0	57
Brazil	2	0	4
Bulgaria	4	0	47
Canada	16	0	12
China	8	3	1
Czech Republic	6	0	25
Finland	4	0	30
France	59	0	78
Germany	18	0	30
Hungary	4	0	36
India	14	8	4
Iran	0	1	0
Japan	53	4	39
Korea (North)	0	0	0
Korea (South)	18	6	39
Lithuania	2	0	80
Mexico	2	0	4
Netherlands	1	0	4
Pakistan	2	0	3
Romania	1	1	10
Russia	30	5	16
Slovak Republic	6	0	65
Slovenia	1	0	41
South Africa	2	0	6
Spain	9	0	26
Sweden	11	0	46
Switzerland	5	0	40
Taiwan	6	2	21
Ukraine	13	2	46
United Kingdom	27	0	22
United States	103	1	20
World	437	33	16

expected to continue in response to market deregulation and result in increased cost efficiency and more concentrated customer buying power.

Capacity Factors

In 2003, the world gross average capacity factor of nuclear generation decreased for the first time in five years to 76%. This 2% decrease can largely be attributed to lower averages in Japan and the US. In Japan, long regulatory outages impacted the average. The US decrease of about 2% is primarily a result of extended plant shutdowns for capital improvements and inspections. These small year-to-year variances, both up and down, are not unexpected.

Existing Nuclear Plants Increase Capacity

Nuclear plants continue to increase generating capacity through uprates (the increase in the nominal level of output due to the installation of more efficient equipment and/or improved instrumentation). These uprates can increase a power plant's capacity between 2% and 20%. In most cases, an increase in capacity translates into increased demand for uranium concentrates and conversion services.

In 2003, US regulators authorized uprates at eight of the nation's 103 reactors, resulting in an increase in capacity of about 130 MW. In total, over the last 10 years, US uprates have resulted in the addition of about 3,500 MW capacity, and over the next five years, another 28 units are expected to increase capacity by about 1,900 MW. Nuclear reactors in other countries, including France, Germany, Spain, Sweden and Belgium, have increased or plan to increase capacity through uprates, a trend that Cameco expects to continue.

Nuclear Plant Licence Extensions

In 2003, 13 US nuclear units received 20-year licence extensions, bringing the total to 23 units since 2000. Operators

SUPPORT FOR NUCLEAR ENERGY

A majority of people in the US, the world's largest electricity market, favour nuclear energy.



Favour
Oppose
80
60
40
20
51%
60% Favour
44%
36% Oppose
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03

Source: Bisconti Research

of an additional 40 units have applied or are expected to apply for extensions in the next few years. In total, these units represent more than 50% of the US nuclear generating capacity.

In Russia, three reactors have been granted life extensions, and more are planned, for a total of 12 out of 30 reactors. Other countries contemplating life extension of their reactors include France, the United Kingdom, and Ukraine.

New Nuclear Construction

Three new reactors began commercial operation around the world in 2003, two in China and one in the Czech Republic. In addition, construction began on a further two units, one in each of Romania and Japan, bringing the total under construction to 33 units.

In Canada, two of the six units mothballed in the latter part of the 1990s returned to service in 2003, a third in January 2004. This includes Bruce A units 4 and 3, which restarted in 2003 and 2004 respectively.

In Finland, the operator has applied for a construction licence and began site preparation for the country's fifth nuclear unit. The 1,600-MW reactor is expected to commence commercial operations in 2009.

In the US, three utilities have applied for Early Site Permits (ESPs) with the US Nuclear Regulatory Agency. These utilities have not committed to building new reactors, but the ESPs will simplify the process if they decide to proceed with a new build.

In the next two years, Argentina and Bulgaria are expected to restart construction of two units that were halted in the 1990s. In 2003, Slovenia and the Czech Republic also indicated they were considering new nuclear units.

Proposed US Senate energy legislation provides for the construction of an advanced reactor to demonstrate both electricity and hydrogen production at the Idaho National Engineering and Environmental Laboratory. This research project is proposed to move the US toward advanced nuclear energy and clean carbon-free hydrogen production.

Nuclear Power and Politics

In Europe, some reactors are scheduled to close in the short term as a result of political decisions. However, these countries still have to deal with the economic and environmental realities of replacing the electricity production of these plants, as well as the need to expand electricity supply to meet growing demand.

Germany experienced the first permanent closure of a reactor under the phase-out regime in late 2003. The next permanent closure is expected in 2005.

In Sweden, the government is expected to decide on a phase-out plan in 2004 and the timetable for the closure of one reactor, which has been delayed for several years. The Swedish public, in a November 2003 poll, indicated that 84% favour the continued use of nuclear, at least until existing reactor units are closed for either safety or economic reasons.

Cost of Nuclear Generation

In 2002, the latest year for which data is available, the direct costs of US nuclear electricity production, for the fourth consecutive year, continued to be lower than the cost of electricity from coal plants. Other than hydro, nuclear energy is the cheapest source of electricity in the US. This is largely attributable to the improved performance of US nuclear power plants.

URANIUM BUSINESS

Worldwide Uranium Supply and Demand

The supply and demand fundamentals in the uranium market are in a period of significant change and uncertainty, and point to a need for more primary mine production, which will require new investment. Higher sustained prices are needed to encourage the required new investment in primary production. Cameco is positioned to benefit from this need for new supply through its control of more than 65% of currently planned new uranium production.

Uranium Demand

The nuclear power trends mentioned earlier are generally positive for nuclear energy. However, it is difficult to know whether these trends and the national debates on the long-term future of nuclear power will eventually result in more or less favourable conditions for the nuclear industry. Of note, however, is that the two most populous countries, China and India, representing over one-half of the world's population, are

WORLD URANIUM PRODUCTION

Despite losing three months of production at the McArthur River mine, Cameco increased uranium production by 16% during 2003 to 18.5 million pounds or more than 20% of world output. The company plans to produce 20.7 million pounds during 2004.


16%
22%
2%
4%
30%
26%
million lbs U_3O_8
Africa 15
Australia 20
US 2
Other 4
CIS/China 24
Canada 27
Total 92

committed to increasing their share of nuclear generated electricity.

New construction, improved reactor operations, uprates and the extension of reactor lives make it highly likely that, at a minimum, the current demand for uranium will continue for a number of years. In the shorter term, perceptions that there are ample uranium supplies are beginning to change as excess inventories decline. This change has already begun to affect uranium prices as average spot prices rose during 2003 to $14.45 per pound from $10.20 a year earlier. As secondary supplies continue to decrease it is expected that uranium prices will more closely reflect the cost of primary supply, including a reasonable return on new investment.

Western world uranium consumption totalled about 155 million pounds in 2003. Cameco estimates that annual uranium consumption in the western world will reach 172 million pounds in 2013, reflecting an annual growth rate of 1% per year over the period. Demand in the former Soviet Union, Eastern Europe and China was about 25 million pounds in 2003 and is expected to increase to about 33 million pounds in 2013. In total, world uranium demand was 180 million pounds in 2003 and is expected to increase to 205 million pounds in 2013. In 2004, uranium demand is expected to remain about the same as 2003.

In 2003, five reactors started commercial operations, while five smaller reactors closed, maintaining the total number of reactors at 437 at the end of the year. The net gain in installed capacity was 3,200 MW in 2003.

Uranium Supply

The world uranium supply comes from primary mine production and a number of secondary sources.

Mine Production

World production in 2003 was about 92 million pounds U_3O_8, about the same as 2002. Western world production decreased 4% to about 68 million pounds, largely as a result of operating difficulties at Cameco's McArthur River mine, but is expected to increase to about 75 million pounds in 2004.

WORLD MARKET
(million lbs U_3O_8)

Uranium prices began to reflect the long-standing gap between production and consumption during 2003.


Production
Consumption
180
90
0
151
154
155*
95
94
92*
2001
2002
2003
*estimate

In 2003, the world's major uranium producers were affected by the weakening US dollar. While most uranium is sold in US dollars, most of the world's production comes from outside the US. Uranium prices increased over 40% in 2003, but this increase was largely offset by the growing strength of other currencies against the US dollar. For example, in the same period, the uranium price only increased by 18% in Canadian dollars, 6% in Australian dollars, and 5% in South African rand. The countries affected by these currency changes produced about 59% of world production in 2003. As a consequence, additional price increases will be required to stimulate exploration and development of new production in these countries.

Secondary Sources

Secondary sources of supply consist of surplus military materials, excess inventory and recycled products. With the exception of recycled material, secondary supplies are finite. Recycled products are currently a high-cost fuel alternative and are used by utilities in a limited number of countries.

One of the largest sources of secondary supply is the uranium derived from Russian highly enriched uranium (HEU). As a result of the 1994 HEU agreement between the US and Russia to reduce the number of nuclear weapons, additional supplies of uranium have been available to the market. Under the 20-year agreement, weapons grade HEU is blended down in Russia to low enriched uranium (LEU) capable of being used in western world nuclear power plants.

Cameco, together with two other companies, will purchase an increasing quantity of the uranium feed component of the Russian LEU over the next few years. Uranium not purchased is returned to Russia and held in a special stockpile for use in blending additional HEU or, to the extent the stockpile

WESTERN WORLD CONTRACT VOLUMES
(million lbs U_3O_8)

More than 75% of world uranium contracting occurred in the long-term market over the past three years.


Spot Market (UxC)
Long-Term Market*
120
60
0
99
80
19
90
70
20
97*
75*
22*
2001
2002
2003
*estimate

exceeds 58 million pounds U_3O_8, for sale under certain conditions. Cameco and its partners also have options to purchase uranium from this stockpile. At the end of 2003, there were 44million pounds U_3O_8 equivalent in the stockpile.

On February 12, 2004 Cameco, its partners and Tenex agreed in principle to allow Tenex:

- to return additional quantities of uranium to Russia, and
- the priority right to remove uranium from the stockpile to facilitate blending of HEU.

This would reduce the remaining quantity of uranium available for Cameco and its partners to purchase over the remaining life of the HEU agreement which will be completed in 2013.

In 2003, all scheduled LEU deliveries (24 million pounds U_3O_8 equivalent) were received in the US from Russia. For 2003, the aggregate US sales quota of uranium derived from Russian HEU was 12 million pounds and Cameco purchased almost 4 million pounds, which represents its prescribed share of the quota and some additional quantities. The US sales quota in 2004 is 14 million pounds.

The other large source of secondary supply is excess inventories. Prior to 1985, uranium mine production exceeded reactor requirements due, in large part, to government incentive programs that anticipated rapid growth of nuclear generated electricity. The result was a buildup of large inventories, both in the commercial and government sectors. Over the past 19 years, uranium mine production has been less than annual requirements and the company believes that most of these inventories have been consumed.

Cameco estimates the drawdown in 2003 of excess inventory held by western world utilities, producers, governments and other industry participants was in the order of 35 to 40 million pounds U_3O_8. Inventory drawdown in 2004 is expected to be somewhat lower than in 2003, reflecting the declining inventory availability, as noted above.

Uranium Markets

Utilities secure about 85 to 90% of their uranium requirements by entering into medium- and long-term contracts with uranium suppliers. These contracts usually provide for deliveries to begin one to three years after execution and continue for several years thereafter. In awarding contracts, utilities consider the commercial terms offered, including price, and the producer's record of performance and uranium reserves.

Prices are established by a number of methods including base prices adjusted by inflation indices, reference prices (generally spot price indicators but also long-term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions that affect the price ultimately paid.

Utilities acquire the remaining 10 to 15% of their uranium requirements through spot and near-term purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory, including utilities, producers and governments.

Uranium Spot Market

Spot market demand was steady throughout 2003 and totalled 22 million pounds for the year, up from 20 million pounds in 2002. Over 2003, the average spot price increased by more than 40% to close the year at $14.45 (US) per pound U_3O_8. The spot market represented about 14% of the western world's uranium consumption in 2003, a modest increase over the past several years.

Long-Term Uranium Market

The long-term contract price indicator published by TradeTech closed the year at $15.50 (US), a 44% increase during 2003.

Long-term contracting in 2003 by western world utilities is estimated to have been more than 75 million pounds. This, combined with spot market sales of about 22 million pounds, represented only about 62% of western world consumption during the year.

URANIUM MARKET REVIEW

Year-End Prices
($US/lb U_3O_8)

Market	**2003**	2002	% change
Spot uranium[1]	14.45	10.20	42
Long-term uranium[2]	15.50	10.75	44

[1]Spot prices are industry averages.
[2]TradeTech

AVERAGE URANIUM SPOT PRICE
($US/lb U_3O_8)

The spot price for uranium increased by more than 40% during 2003. Spot demand increased to 22 million pounds or about 14% of the western world's consumption.



15
10
5
0
2001
2002
2003

Uranium Business – Key Performance Drivers

The major factors that drive Cameco's uranium business results are:

- prices – spot market and contract,
- volume – sales, production, purchases,
- costs – production and purchases,
- relationship between the US and Canadian dollars.

Prices – Spot/Long-Term

While Cameco generally does not sell uranium in the spot market, about 60% of the company's uranium under its long-term contracts is sold at prices that reference the spot market price near the time of delivery. The remaining 40% is sold at fixed prices or base prices escalated by an inflation index.

Most of the company's spot market-related contracts were entered into a number of years ago when the spot price was much lower than the year-end average price of $14.45 (US) per pound. These contracts generally contain ceiling prices. Due to the rapid increase in the uranium spot price in the latter part of 2003, a number of spot market-related contracts reached ceiling prices in the near term. The impact of ceiling prices became significant as the spot price moved into the $14.00 (US) range.

In addition, many of Cameco's fixed/base-price contracts were also entered into when the uranium spot price was considerably lower and some of the older, more favourably priced contracts are expiring. As a result, in 2004, the average realized price from these fixed-price contracts is expected to be lower than in 2003.

However, the impact of the current higher spot prices will benefit Cameco over the longer term as the company delivers uranium in the future under new contracts signed in the current environment.

Volume – Sales, Production, Purchases

Sales Volume

Cameco sold more than 35 million pounds of uranium in 2003, up 11% from 2002. In 2004, Cameco's uranium sales volumes are expected to total about 32 million pounds. For the period 2004 forward, Cameco has more than 100 million pounds of uranium committed over the following five years. About 75% of the sales commitments in that five-year period will be delivered during 2004 to 2006. Cameco's committed sales decline rapidly over this period and they will be replaced in the normal course with contracts reflecting prevailing market conditions.

Cameco sells more uranium than it produces from its mines. Cameco's sales commitments are filled by a combination of sources consisting of mine production, long-term purchase arrangements, spot purchases and inventory.

Production Volume

For 2003, Cameco's original uranium production target was 20.9 million pounds. Due to the water inflow incident at McArthur River, the 2003 production target was revised to 16.7 million pounds. Actual production in 2003 was 18.5 million pounds, above the company's revised target, and up almost 17% from 2002. The Inkai test mine in Kazakhstan also produced 169,000 pounds of uranium (Cameco's share) in 2003.

McArthur River production was down in 2003 compared to 2002 due to the water inflow incident, which resulted in the mine being closed for about three months to deal with the additional water. Rabbit Lake was in the process of restarting in 2002 and produced for the full year in 2003.

In 2004, Cameco's share of total mine production is expected to rise to 20.7 million pounds U_3O_8, up 2.2 million pounds or 12% from 2003 due primarily to the McArthur River mine returning to normal operations. The planned production of 12.9 million pounds at McArthur River/Key Lake represents Cameco's share of the maximum production level allowed for these operations under their current licences.

At Rabbit Lake, the Eagle Point underground mine is expected to produce 5.8 million pounds in 2004, from its remaining reserves of about

URANIUM PRODUCTION

(Cameco's share 000 lbs U_3O_8)

	2004 Plan	**2003 Actual**	2002 Actual
McArthur River/Key Lake	12,900	10,579	13,095
Rabbit Lake	5,800	5,928	1,143
Smith Ranch/Highland	1,200	1,201	887
Crow Butte	800	823	768
Total	20,700	18,531	15,893

12.5 million pounds U_3O_8. Prospects for additional reserves have been identified and surface drilling for targets near current workings as well as underground drilling to further explore a deeper target will begin in the first quarter of 2004.

In the US, the in situ leach (ISL) operations at the Smith Ranch-Highland mine have planned production of 1.2 million pounds while Crow Butte is expected to produce 0.8 million pounds in 2004. Studies are underway to examine alternatives to increase production at these operations.

In addition, the Inkai test mine is expected to produce 0.4 million pounds of uranium in 2004 (Cameco's share is 60%).

It is anticipated that Inkai will produce 2.6 million pounds after it reaches full production. This annual production level will be examined to determine if it can be increased.

Purchases

Cameco also has purchase commitments for uranium products and services from various sources. At the end of 2003, these purchase commitments totalled 88 million pounds uranium equivalent (most is in the form of UF_6) over the period 2004 to 2013. Of this, 64 million pounds is from exercising options under the HEU commercial agreement. In early 2004, Cameco exercised options for an additional 4 million pounds under the HEU commercial agreement.

U_3O_8 REVENUE BY REGION
The Americas is our largest customer region accounting for 70% of Cameco's total U_3O_8 revenue.


Far East
15%
Europe
15%
North & South America
70%


20%

{ Of the world market }

Cameco meets 20% of the world's uranium and UF_6 conversion needs.

The majority of Cameco's purchase commitments are under long-term, fixed-price arrangements, reflecting prices much lower than the current spot price. These purchase commitments total about $1.1 billion (US) as at December 31, 2003. See note 24 to the consolidated financial statements.

Costs

Cameco's cost of supply is influenced by its mix of produced mine material and uranium purchases.

Uranium mine production costs are driven primarily by the grade and size of the reserves. McArthur River is the world's largest, high-grade uranium mine. Its ore grade averages 25% U_3O_8 which means it can produce more than 18 million pounds per year by extracting only 100 to 120 tonnes of ore per day. While Rabbit Lake's average ore grade of 1% U_3O_8 is much lower than McArthur River, it compares favourably to other operating mines in the world that are generally below 0.5%.

ISL extraction methods can make even lower grade orebodies commercially attractive. Worldwide, ISL mines typically recover uranium from orebodies with an average grade in the 0.1% U_3O_8 range. Cameco's cost of supply is influenced modestly by the two US ISL operations, as the production from the ISL operations accounts for a small percentage of its total primary output. For example, US ISL production is expected to account for about 10% of the company's planned primary output in 2004.

Purchased product also impacts Cameco's cost of supply. The majority of Cameco's purchase commitments are under long-term, fixed-price arrangements reflecting prices lower than the year-end average spot price of $14.45 (US) per pound.

Foreign Exchange

In 2003, the strengthening of the Canadian dollar against the US dollar affected Cameco's results. Cameco sells most of its uranium in US dollars, but the majority of its production comes from Canada. As such, the company's uranium sales are denominated mostly in US dollars, while its production costs are denominated primarily in Canadian dollars.

The strengthening Canadian dollar has emphasized the importance of the company's currency hedging policies and its drive toward geographic diversity of production. For instance, Cameco's US operations are not affected by the stronger Canadian dollar as their revenues and costs are both denominated in US dollars. In addition, prospects for production at Cameco's Inkai property in Kazakhstan remain good, as the Kazakh government has managed its currency exchange rate so that it does not fluctuate too widely against the US dollar.

The company attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Thus Cameco is protected against declines in the US dollar in the shorter term.

In addition, Cameco has a portion of its annual cash outlays denominated in US dollars, including uranium and services purchases, which provides a natural hedge. While natural hedges provide cash flow protection against exchange rate fluctuations, the impacts on earnings may be dispersed over several fiscal periods and are more difficult to identify.

For 2003, $177 million (US) of Cameco's uranium and conversion revenue was hedged using currency

65%



{ Of the future }

Cameco holds a controlling interest in more than 65% of the world's identified future production capacity in uranium.

contracts at an average rate of $0.62. As of December 31, 2003, about 50% of 2004 uranium and conversion revenue was hedged using currency contracts at an effective rate of $0.68.

To the extent the company borrows in US dollars, this provides a hedge against its US revenue generating assets.

Uranium Strategies

Cameco's overall objective is to maintain and leverage its competitive advantage in uranium. In doing so, it strives to meet four major goals:

- to maintain its low-cost status,
- to protect and grow its market position,
- to improve supply flexibility, and
- to optimize its contract portfolio.

There are a number of key strategies the company uses to achieve its goals:

Maintain its low-cost status:

- add low-cost reserves:
  - through exploration and acquisition, and
  - by validating the potential for competitive ISL production from existing properties.
- improve margins by:
  - optimizing ISL and conventional production,
  - gaining cost efficiencies through quality and business process improvements, and
  - pursuing fundamental productivity gains through technological development.

Protect and grow its market position:

- leverage industry relationships to participate in new production,
- ensure sustainable production by identifying and exploring for profitable uranium resources, and
- develop customer relationships and expand the range of services currently available while enhancing the company's reputation as a secure supplier.

Improve supply flexibility:

- accelerate Inkai production in Kazakhstan,
- bring Cigar Lake into production when appropriate,
- continue to pursue an international exploration program, and
- manage secondary supplies.

Optimize contract portfolio:

- position for market recovery by managing the company's portfolio of contracts to maximize profits for Cameco in light of future expectations of prices.

Capability to Deliver Results

Cameco has three major resources from which to draw on in order to deliver results:

- quality uranium assets,
- management of secondary supplies, and
- strong market position.

Quality Uranium Assets

Cameco has geographically diverse primary supply, with uranium mines and projects in Canada, the US and Kazakhstan. The company owns 550 million pounds of proven and probable uranium reserves, which include more than 400 million pounds of the world's richest uranium reserves at McArthur River and Cigar Lake. Cameco's share of reserves at McArthur River and Cigar Lake can produce as much electricity as would be generated by 2 billion tonnes of coal or 9 billion barrels of oil.

Another quality asset is the uranium exploration expertise that Cameco has retained even during the low uranium price cycles. The company's large and high-grade uranium deposits were all discovered through successful exploration over the past 20 years. Cameco has pursued a focused and effective exploration program to identify profitable uranium resources for the future to maintain the company's position as the world's largest uranium producer.

The company's uranium exploration efforts focus predominantly, but not exclusively, on prospects in the Athabasca Basin of northern Saskatchewan, Canada, and the Arnhem Land region in Northern Territory, Australia. In addition, Cameco and an exploration company called Pioneer Metals combined some assets in 2001 to form a junior uranium company called UEX Corporation. At December 31, 2003, Cameco's ownership interest in UEX was 29%.

In 2003, uranium exploration expenditures were about $13 million, up $1 million from 2002. In 2004, the planned uranium exploration expenditures are $15 million.

Manage Secondary Supplies

Cameco manages a significant portion of secondary supplies through a number of long-term agreements that allow the company to purchase uranium from dismantled Russian weapons and other secondary sources. These agreements give Cameco greater diversity of supply and ensure that this material enters the market in an orderly fashion.

Cameco generated a profit through its management of secondary supplies in 2003.

Strong market position

Cameco supplies about 20% of the world's uranium demand. The company's market position allows it to purchase uranium in the spot market when prices are low, adding to its profits and providing support for weak markets.


40%

{ Uranium price increase }

The average spot price for uranium increased more than 40% to $14.45 (US) per pound during 2003.

Uranium Business Results

Cameco's uranium business consists of the McArthur River, Key Lake and Rabbit Lake mine/mill operations in Saskatchewan, two ISL mines in the US, the Inkai ISL test mine in Kazakhstan, the Cigar Lake development project in Saskatchewan and uranium exploration projects located primarily in Canada and Australia.

Revenue

In 2003, revenue from the uranium business rose by 9% to $570 million from $524 million in 2002 due to an 11% increase in sales volume. For the second consecutive year, Cameco delivered a record quantity of uranium concentrates. The average realized selling price was 2% lower than 2002 as the influence of higher spot prices in the second half of the year was offset by a less favourable foreign exchange rate and lower realized prices on fixed-price contracts.

Cost of products and services sold

In 2003, the cost of products and services sold was $395 million compared to $345 million in 2002, an increase of 14% due to the higher volume sold and rehabilitation costs of $26 million at McArthur River related to the water inflow incident. Excluding these costs for McArthur River in 2003 and Rabbit Lake's care and maintenance costs of $8 million in 2002, the unit cost of sales decreased by 2% compared to 2002, primarily as a result of a $7 million royalty recovery recorded in 2003.

Depreciation, depletion and reclamation

In 2003, depreciation, depletion and reclamation (DD&R) charges were $92 million compared to $86 million in 2002, an increase of $6 million due to the higher volume sold. On a per unit basis, costs rose by about 3% due to increased deliveries of Rabbit Lake material, which carries a relatively high DD&R charge.

Gross profit

In 2003, gross profit from the uranium business amounted to $84 million compared to $93 million in 2002, a decrease of $9 million or 10%. This decline was attributable to rehabilitation costs at McArthur River, partially offset by the 11% increase in deliveries of uranium concentrates. Earnings before taxes from the uranium business decreased by $13 million in 2003 and the profit margin declined to 15% from 18% in 2002. Excluding the rehabilitation costs at McArthur River, earnings before taxes were $97 million and the gross profit margin was 17%.

2004 Outlook for Uranium

In 2004, Cameco's uranium revenue is projected to decline by about 5% compared to 2003 as the result of a 10% decline in sales volume. This decline in sales volume reflects Cameco's plan to decrease the amount of uranium purchased on the spot market for resale. A modest improvement in realized price is expected to partially offset the impact of the decline in volume. Cameco expects its average realized price in Canadian dollars will increase by about 5% in 2004 even after an expected negative impact of an anticipated 5% decline in the US/Canadian dollar exchange rate.

Uranium margins are expected to be stronger than in 2003 due to the higher average price and lower costs. In 2003, the gross profit was burdened by the costs associated with the remediation of the McArthur River mine following a water inflow problem.

URANIUM BUSINESS HIGHLIGHTS

	2003	2002	% Change
Revenue ($ millions)	570	524	9
Gross profit ($ millions)	84	93	(10)
Gross profit %	15	18	(17)
Earnings before taxes ($ millions)	71	84	(15)
Sales volume (million lbs U_3O_8)	35.4	31.9	11
Production (million lbs U_3O_8)	18.5	15.9	18

CONVERSION BUSINESS

Conversion Demand

The demand for uranium hexafluoride (UF_6) conversion services is directly linked to the level of electricity generated by light water nuclear power plants. The demand for uranium dioxide (UO_2) conversion services is linked to the level of electricity generated by Candu heavy water nuclear power plants.

Western world demand for UF_6 and natural UO_2 conversion services was estimated to be approximately 58,200 tonnes of uranium in 2003. It is estimated that this demand will increase to approximately 65,700 tonnes of uranium by 2013. In 2003, demand in the former Soviet Union, Eastern Europe and China was about 9,400 tonnes of uranium and is expected to increase to about 12,400 tonnes of uranium by 2013. In 2004, conversion demand is expected to remain about the same as in 2003.

Conversion Supply

The western world UF_6 conversion industry consists of Cameco and three other commercial producers with an annual capacity of about 45,000 tonnes of uranium. Cameco's annual UF_6 conversion capacity constitutes approximately 28% of western world capacity.

In 2001, British Nuclear Fuels Limited (BNFL), with annual conversion capacity of about 6,000 tonnes, announced that it would halt production of UF_6 in 2006. With the announcement, BNFL ceased the marketing of UF_6 conversion services and sold its uncommitted UF_6 production to Cameco.

In addition, supplies are available from secondary sources including excess western inventories, Russian inventory sales in the form of low enriched uranium, Russian re-enriched depleted tails in the form of UF_6 and Russian and US uranium derived from dismantling nuclear weapons.

AVERAGE CONVERSION SPOT PRICE

($US/Kg U as UF_6 in North America)

Spot prices for UF_6 conversion in the US increased by 17% during 2003 due to tightening of supply.


6
4
2
0
2001
2002
2003

Russia supplies most of the requirements of the former Soviet Union and Eastern Europe in the form of low enriched uranium.

Cameco is the only commercial supplier of conversion for natural UO_2 customers in the world.

Conversion Markets

Utilities contract more than 90% of their UF_6 conversion services through medium- and long-term contracts, purchasing the remainder on the spot market. Cameco is the only commercial supplier of ceramic grade UO_2 for Candu reactors operated in Canada. Cameco also exports UO_2 to South Korea for its Candu reactors and to the US and Japan for use as blanket fuel in boiling water reactors.

SPOT CONVERSION MARKET REVIEW

Year-End Prices ($US/lb U_3O_8)			
Markets	**2003**	2002	% Change
Spot UF_6 conversion[1]			
North America	5.88	5.03	17
Europe	6.75	6.13	10
Long-term UF_6 conversion[2]			
North America	6.00	5.20	15
Europe	6.75	5.90	14

[1]Spot prices are industry averages.

[2]TradeTech

Spot/Long-Term Conversion Market

Due to tightening of supply, spot and long-term prices for UF_6 rose in 2003.

Spot prices for UF_6 conversion services in the US market increased by 17% during 2003 and in the European market the spot price rose by 10%.

The published long-term contract price indicators closed the year at $6.00 (US) KgU as UF_6 for North American delivery and $6.75 (US) for European delivery, a 15% and 14% increase respectively.

Conversion prices are expected to remain firm in 2004, as the tight supply situation is likely to continue in 2004.

Conversion Business – Key Performance Drivers

The major factors that drive Cameco's conversion business results are:

- prices – spot and long-term,
- volume – sales, production and purchases,
- costs – production and purchases, and
- relationship between the US and Canadian dollars.

Prices – Spot/Long-Term

Cameco sells its conversion services directly to utilities located in many parts of the world primarily through medium- and long-term contracts. Going forward, about 90% of contract commitments, in excess of 50,000 tonnes, have pricing terms that are fixed- or base-price escalated. The remaining 10% reference the spot price near the time of delivery.

Volumes – Sales, Production, Purchases

Sales Volume

Cameco sold 16,747 tonnes of uranium conversion services in 2003, up 10% from 2002. In 2004, Cameco's conversion volume is expected to total about 16,000 tonnes uranium, 4% less than in 2003.

Production Volume

At Cameco's Port Hope facilities, conversion production totalled 13,273 tonnes uranium in 2003, up 7% from 2002. In 2004, production is expected to be about 12,400 tonnes, 6% less than in 2003.

Purchase Volume

Cameco also has purchase commitments, which primarily reflect the HEU conversion component, re-enriched tails product and the company's agreement to purchase BNFL's excess production until shutdown of BNFL's plant. As noted in the uranium business section, Cameco's purchase commitments over the period 2004 to 2013 total about 88 million pounds uranium equivalent (or more than 34,000 tonnes U equivalent), most of which is in the form of UF_6.

Costs

Cameco's cost of supply is influenced by its mix of production and purchases. Conversion operating costs are primarily fixed with the largest component being labour. The largest variable operating cost is for anhydrous hydrogen fluoride.

The majority of Cameco's purchase commitments are under long-term, fixed-price arrangements reflecting prices lower than the current spot prices.

Foreign Exchange

The majority of the company's conversion products are sold in the US and sales are denominated in US dollars, while production costs are incurred in Canada and denominated in Canadian dollars. As a result, the strengthening of the Canadian dollar against the US dollar in 2003 negatively affected Cameco's results.

A discussion about Cameco's hedging program can be found in the uranium business section under the heading "Foreign Exchange".

Conversion Strategies

Cameco's objective is to maintain and leverage its competitive advantage in conversion services. In doing so, it strives to meet four major goals:

- to maintain its low-cost position,
- to protect and grow its market position,
- to improve supply flexibility, and
- to optimize contract position.

The following are the key strategies the company uses to achieve its goals:

- to improve margins by gaining cost efficiencies through quality and business process improvements and pursuing productivity gains through technological development,
- to grow market share through product diversification to meet changing nuclear fuel requirements,
- to optimize capacity utilization in preparation for BNFL's exit from the conversion market,
- to position for market recovery by managing the company's portfolio of contracts to maximize profits for Cameco in light of future expectations of prices, and
- to manage secondary supplies.

Capability to Deliver Results

A key competitive advantage for Cameco lies in its ability to provide both uranium and conversion services, allowing it to benefit from synergies of offering combined purchasing for the first two fuel components of nuclear fuel supply.

The Port Hope conversion facility currently supplies natural UO_2 powder for the manufacture of fuels for Candu reactors operating in Canada and other countries. The market for UO_2 is changing, at least partially, due to the planned introduction of slightly enriched uranium (SEU) in place of the natural uranium dioxide. SEU is a uranium dioxide powder that has an enrichment level up to 2.5% U-235, and is the primary uranium component of a new type of fuel that is proposed for use in some Candu reactors. Cameco's technology development group developed the process to produce SEU, providing the company with an opportunity to capitalize on a changing market.

Initially the SEU will be produced for use in Bruce Power's B reactors as part of a power uprate project that is expected to add about 400 megawatts of power (an increase of 9% over Bruce Power's current capacity) to Ontario's electricity grid. It is expected that SEU fuel will be used in the next generation of Candu reactors called the advanced Candu reactor (ACR) designed by Atomic Energy of Canada Ltd.

In 2003, Cameco has advanced the SEU project through the first stage of the regulatory process by filing a project proposal and receiving the approved environmental assessment (EA) guidelines from the Canadian Nuclear Safety Commission (CNSC). In 2004, important project milestones include completing and submitting the EA, completing the engineering design and preparing the Port Hope site for the construction of the SEU blending facility. Demonstration fuel bundles are to be placed in the Bruce B reactors in late 2004 or early 2005. The SEU powder for these bundles will be produced at the Port Hope facility. Approval for preparation of limited quantities of these bundles has already been obtained.

The total annual quantity of SEU produced will depend on future market development. The SEU product would replace a limited volume of the current natural product sales.

CONVERSION BUSINESS HIGHLIGHTS

	2003	2002	% Change
Revenue ($ millions)	142	137	4
Gross profit ($ millions)	40	44	(10)
Gross profit %	28	32	(13)
Earnings before taxes ($ millions)	38	41	(7)
Sales volume (million kgU)	16.7	15.3	10
Production (million kgU)	13.3	12.4	7

Conversion Business Results

Cameco's conversion business consists of the uranium refining and conversion facilities located in Ontario.

Revenue

In 2003, revenue from the conversion business rose by 4% to $142 million from $137 million in 2002 due to a 10% increase in sales volumes. The realized selling price declined by 4% due largely to changes in foreign exchange rates. Record annual conversion sales of 16,747 tonnes were achieved.

Cost of products and services sold

In 2003, the cost of products and services sold was $92 million compared to $83 million in 2002, an increase of 11% due to the higher sales volume. The unit cost of product sold rose by 1% due to an increase in the cost of purchased conversion services, which more than offset a reduction in the unit cost of produced conversion. In 2003, Cameco's unit cost of produced conversion declined as record production of 13,273 tonnes was achieved.

CONVERSION REVENUE BY REGION

The Americas account for 58% of Cameco's conversion revenue.


Far East
23%
North & South America
58%
Europe
19%

Depreciation, depletion and reclamation

In 2003, depreciation, depletion and reclamation (DD&R) charges were unchanged at $11 million. In spite of the higher deliveries, total DD&R was unchanged compared to 2002 as sales in 2003 included a higher proportion of purchased conversion.

Gross profit

In 2003, gross profit from the conversion business amounted to $40 million compared to $44 million in 2002. The gross profit margin for the conversion business declined to 28% from 32% due to a lower average realized price.

2004 Outlook for Conversion

At Port Hope, conversion production is expected to be about 12,400 tonnes, a decline of 6% compared to 2003 output due to an anticipated decrease in sales volume in 2004.

Revenue from the conversion business is anticipated to be about 5% lower than in 2003 due primarily to a 4% decline in sales volume. A modest decrease in realized price is also anticipated as a result of the expected continuing decline in the US dollar. Conversion margins are projected to decline compared to 2003, as the unit cost of conversion production is likely to increase as a result of lower expected output. The unit cost of purchased conversion is also expected to rise as lower-cost sources of supply are diminished.

NUCLEAR ELECTRICITY BUSINESS

Cameco has a 31.6% interest in the Bruce Power Limited Partnership. Bruce Power's business is the generation and sale of electricity into the Ontario wholesale market. Bruce Power generates electricity from the four Bruce B and two Bruce A nuclear-powered units. The Bruce B nuclear units and the two recently restarted Bruce A units have capacity to supply about 20% of Ontario's electricity needs.

In addition to the carrying value of its investment in Bruce Power, Cameco has provided certain financial assurances on behalf of the partnership. Cameco's maximum exposure under these arrangements is $274 million and at December 31, 2003, the actual exposure under these assurances was $191 million. See note 19 to the consolidated financial statements.

Cameco has extended a loan to the partnership in the amount of $75 million. The loan is due February 14, 2008 and bears interest at a rate of 10.5% per annum. At December 31, 2003, the entire amount was outstanding.

Cameco has entered into fuel supply agreements with Bruce Power for the procurement of the fabricated fuel. Under these agreements, Cameco will supply uranium and conversion services and finance the purchase of fabrication services. Contract terms are at market rates and on normal trade terms. During 2003, sales of uranium and conversion services to Bruce Power amounted to approximately 3% of Cameco's total revenue. At December 31, 2003, amounts receivable under these agreements amounted to $30 million.

Ontario Electricity Market

The Ontario government deregulated its electricity market in May 2002 to encourage innovation and investment in new generation capacity. Seven months later, the province froze rates for retail (residential and small business) customers at 4.3 cents per kilowatt hour (kWh) to shelter consumers from high prices. The wholesale market, where Bruce Power sells all of its electricity, continues to operate free of price regulation.

Late in 2003, the newly elected Liberal government in Ontario introduced the Ontario Energy Board Amendment Act 2003, which will remove the 4.3¢/kWh price freeze for the retail market. As of April 1, 2004, an interim-pricing plan is expected to be implemented. The first 750 kWh of a customer's consumption will be priced at 4.7¢/kWh and monthly consumption above that level will be priced at 5.5¢/kWh. The Ontario government stated that this structure will remain in place until the independent regulator, the Ontario Energy Board, develops a clear and transparent mechanism for setting prices, to be implemented as soon as possible, but no later than May 1, 2005. The interim pricing structure does not distinguish between commercial and residential users; rather it distinguishes between consumption patterns.

These regulatory changes have not had as yet a direct impact on the price in the wholesale electricity market into which Bruce Power sells its output. However, the volume of medium- and long-term transactions in the wholesale electricity market has dramatically decreased and the regulatory changes have increased uncertainty for generators like Bruce Power.

Nuclear Electricity Business – Key Performance Drivers

The major factors that drive Bruce Power's results are:

- prices,
- volume, and
- costs.

Prices

Bruce Power earnings are significantly affected by fluctuations in electricity spot market prices, which in turn are affected by supply (temporary generating station shutdowns) and demand (mainly driven by weather).


1 in 9

{ US households }

Electricity generated from Cameco's uranium powers 11% of US households.

To reduce its exposure to fluctuations in spot market prices, Bruce Power has a portfolio of fixed-price sales contracts. About 65% of Bruce Power's output was delivered into fixed-price contracts during 2003 compared to 69% in 2002.

Volume

Output is affected by shutdowns, both those that are planned (for maintenance) and those that are unplanned (such as the August 14, 2003 blackout in Ontario).

Bruce Power attempts to achieve high output through effective maintenance programs, as well as various investments that can help secure and improve output. Since about 95% of Bruce Power's costs are fixed, volume improvements are directly reflected in financial performance.

Costs

Bruce Power's operating costs in 2003 totalled $853 million ($35 per megawatt hour (MWh)) compared to $750 million ($36 per MWh) in 2002, primarily reflecting increased maintenance costs for the Bruce B reactors and operating costs for Bruce A unit 4 in November and December, after it was brought back into production. Bruce Power continually strives to control its costs through effective management of routine maintenance programs and investments intended to improve operating performance.

Bruce Power Strategies

Operational

Bruce Power plans to improve the operating efficiency of the Bruce reactors. In 2003, the capacity factor achieved was 85%. While it is expected to decline to approximately 80% in 2004 due to a number of planned maintenance outages, the long-term goal is to reach a capacity factor of 90%.

Because about 95% of Bruce Power's operating costs are fixed, the more output produced, the lower the unit costs.

Growth

Bruce Power will examine the feasibility of restarting Bruce A units 1 and 2 to serve Ontario's growing electricity needs. The study will include a technical inspection of these reactors and an assessment of the cost to upgrade them to current industry operational safety standards.

Cameco believes that looking at restarting these two units is a logical first step in determining if Bruce Power can play a growing role in securing Ontario's future energy needs. The study will determine if an adequate return on investment can be achieved.

The study will also establish what improvements are needed to extend the lives of the four Bruce B reactors and the two operating Bruce A reactors, which are scheduled to be taken out of service over the next 15 years.

Bruce Power will also examine the feasibility of building one or more advanced Candu reactors currently being developed by Atomic Energy of Canada Limited. Bruce Power has a well-established infrastructure. The Bruce site was designed to accommodate expansion and as such is ideal for potential new reactors.

Capability to Deliver Results

Bruce Power has an experienced executive team leading more than 3,500 highly skilled employees. Together they achieved an 18% increase in output and a 13% increase in the capacity factor in 2003 while managing the restart of two long-idled reactors. Bruce Power has invested, and continues to invest, substantial amounts to improve reactor output and reliability.

At the same time, Bruce Power's ongoing emphasis on safety was reflected in its accident frequency of only 0.12 lost-time injuries for every 200,000 hours worked in 2003. That was significantly better than the company's ambitious target of 0.20.

Bruce Power's cash flows provide a source of funds to make investments to improve its operational performance and expand its capacity.

Electricity Business Results

Revenue

Bruce Power's revenue in 2003 totalled $1,208 million, up 31% compared to 2002. Bruce Power has contributed $108 million of pre-tax earnings to Cameco's results ($72 million after tax or $1.29 per share) compared to pre-tax earnings of $16 million in 2002 ($11 million after tax or $0.19 per share).

Operation

For 2003, Bruce Power achieved a total capacity factor of 85% compared to 75% in 2002. Bruce Power produced 24.5 TWh, an 18% increase over the same period last year. In 2002, Bruce Power carried out a series of major planned outages to prepare the four Bruce B reactors for better long-term performance.

Electricity Prices

For 2003, the Ontario electricity spot price averaged about $54 per MWh. During this period, Bruce Power's realized price averaged $48 per MWh from a mix of contract and spot sales, a 12% increase over the previous year.

Costs

The 2003 cost per MWh was lower compared to 2002 because about 95%

ELECTRICITY BUSINESS HIGHLIGHTS

($ millions)	**2003**	2002
Revenue	1,208	919
Operating costs	853	750
Earnings before interest and taxes	355	169
Interest	69	63
Earnings before taxes	286	106
Output (terawatt hours)	24.5	20.8
Capacity factor[1] (%)	85	75
Realized price ($/MWh)	48	43

[1] Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

CAMECO'S EARNINGS FROM BRUCE POWER

($ millions)	**2003**	2002
Bruce Power's earnings before taxes (100%)	286	106
Cameco's share of earnings before adjustments	77	16
Adjustments:		
Sales contract valuation[1]	20	–
Interest capitalization	12	2
Interest income on loan to Bruce Power	7	–
Fair value increments on assets[1]	(8)	(2)
Earnings from Bruce Power	108	16

[1] See note 19 to the consolidated financial statements

ONTARIO ELECTRICITY SPOT PRICE

(monthly average $/MWh)

The volume of medium- and long-term transactions completed in Ontario's wholesale electricity market during 2003 declined due to uncertainty over the direction of government policy.


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of Bruce Power's total operating costs are fixed and the output was higher year-over-year. Interest cost of $69 million included interest on the long-term loans from Bruce Power partners and interest costs attributable to the capital lease.

Bruce Power has spent about $350 million on the restart of the two Bruce A units in 2003, bringing the total project capital cost to $724 million, which includes $4 million in post-synchronization operational losses that were capitalized during the commissioning phase. Bruce Power spent an additional $159 million on capital expenditures at Bruce B, the majority of which was for safety systems and power uprate programs.

2004 Outlook for Electricity

Output

The targeted capacity factor in 2004 for the six Bruce reactors is about 80% compared to 85% in 2003, which reflects planned maintenance outages for the Bruce A and B reactors during the year. In addition, the vacuum building for Bruce B will be tested in the fall, which will require all four B reactors to be taken offline for about a month. This vacuum building test is a regulatory requirement. Results from Bruce Power are projected to decline modestly in 2004 compared to 2003 due primarily to higher costs resulting from the increased level of planned outages.

Capital expenditures

In 2004, Bruce Power's capital expenditure program for the two A and four B reactors is expected to total about $280 million, plus an additional $120 million for sustaining capital and site service support areas.

Bruce Power capital expenditures are expected to average about $200 million for each of 2005 and 2006. This excludes sustaining capital and expenditures for site service support areas, which are expected to average about $120 million per year.

These capital projects will provide higher output for the Bruce B units, deliver the expected operational life for Bruce A unit 4 and increase overall efficiency for the site. These projects are the fundamental building blocks for enhancing operational performance and will allow Bruce Power to supply more power to the growing Ontario electricity market.

Funding needs for these projects will depend on the electricity price and the operational performance of the Bruce reactors. Cameco does not expect it will be required to contribute to the funding of these projects.

2004 BRUCE POWER CAPITAL EXPENDITURES (100%)

($ millions)	
Bruce B turbines/power uprate	160
Bruce A unit 4 steam generators (progress payment)	25
Infrastructure projects	95
Sub-total	280
Sustaining capital and site service support areas	120
Total	400

GOLD BUSINESS

In early January 2004, Cameco announced that it had reached an agreement with the Kyrgyz Republic to create a new jointly owned Canadian gold company called Centerra Gold Inc.

Under the agreement, Cameco subsidiaries will transfer their one-third interest in the Kumtor Gold Company (KGC) and additional gold-related assets to Centerra. The Joint Stock Company Kyrgyzaltyn (Kyrgyzaltyn), whose shares are held 100% by the Kyrgyz government, will transfer its two-thirds interest in KGC to the new gold company. Initially after the transfer of assets, Cameco subsidiaries will hold 67% and Kyrgyzaltyn will hold 33% of Centerra.

In conjunction with the transfer of gold assets, Centerra intends to undertake an initial public offering (IPO) in Canada and sell shares to the public. Cameco expects to retain a majority interest in Centerra immediately following the IPO. Kyrgyzaltyn also has the option to acquire an additional 2% of Centerra from Cameco for 30 days after Centerra is listed on the Toronto Stock Exchange (TSX).

Initially, Centerra's assets will include the following:

- 100% of KGC, owner of the Kumtor gold mine located in the Kyrgyz Republic,
- 100% of Kumtor Operating Company, operator of the Kumtor mine,
- 56% of AGR Limited (AGR), 95% owner of the Boroo gold mine located in Mongolia,
- 62% interest in the REN joint venture, an advanced exploration project located in Nevada, US, and
- 73% interest in the exploration licences for the Gatsuurt exploration property located about 35 kilometres from Boroo in Mongolia.

In addition, about $130 million (US) in loans previously advanced by Cameco subsidiaries to the Kumtor and Boroo gold mines will be contributed by Cameco in exchange for equity in Centerra.

Closing is targeted for the second quarter of 2004 and is subject to a number of conditions including:

- consent from a number of third parties, including certain financial institutions,

- Centerra entering into an underwriting agreement for an IPO of Centerra shares, and
- the conditional listing of Centerra shares on the TSX.

Cameco has negotiated a new agreement with the Kyrgyz government to ensure that a stable investment regime will be maintained in the Kyrgyz Republic for Centerra. The new agreement will take effect on closing. Centerra will have a 10-year tax stabilization period, during which the application of Kyrgyz tax legislation will not increase the tax burden on the Kumtor operation.

With an agreement to create Centerra, an offer will be made to the non-Cameco shareholders of AGR to exchange their AGR shares for Centerra shares.

Gold Market Review

Gold prices rose substantially again in 2003, ending the year 20% higher at $416 (US) per ounce. That followed a 25% increase in 2002. The average spot price in 2003 was $363 (US) per ounce, compared to $310 (US) per ounce in 2002.

A number of factors continue to support the strengthening gold price, including the US dollar weakness, geopolitical uncertainties and reductions in producer hedging. While years of lower gold prices have limited the development of new mines, higher prices are once again opening up investment in gold exploration and production companies.

Key Performance Drivers

The major factors that drive Cameco's gold business are:

- prices,
- volume,
- cost, and
- exploration.

Gold Prices

Realized prices are largely outside the control of Cameco, except through its gold hedging strategy, which the company is actively reducing. At the end of December 2003, Cameco Gold's operating companies' hedge positions totalled 478,300 ounces or about 12% of proven and probable reserves. These hedges are expected to yield an average price of about $326 (US) per ounce.

Volume/Cost

In 2003, 677,552 ounces of gold were poured at Kumtor compared to 528,550 ounces in 2002. Gold production at Kumtor was 28% higher than in 2002 due mainly to higher grade mill feed that averaged 4.5 grams per tonne (g/t) compared to 3.7 g/t in 2002 and an improved recovery rate of 83% compared to 78%. The ore grade and recovery were lower in 2002 due to a pit wall failure that occurred in July 2002 and forced the company to revise its mining plan. The total cash cost per ounce in 2003 was about $199 (US) calculated in accordance with the standards of The Gold Institute. The cash cost per ounce in 2002 was $216 (US).

In 2004, production at Kumtor is expected to be about 610,000 ounces representing an 10% decrease compared to 2003. This decline is due to the milling plan which calls for a mix of low-grade stockpiled ore and higher grade mine ore. As a result, a lower average millfeed ore grade of 4.1 g/t is expected, compared to 4.5 g/t in 2003. The unit cash cost is projected to increase to $220 (US) per ounce from $199 per ounce in 2003. Ore grade is expected to be lower in future years.

The unit cash costs referenced above include exploration costs and a management fee. Due to the restructuring of the gold business under Centerra, the cash unit operating costs will be adjusted to exclude exploration costs and the management fee for a couple of reasons.

First, the exploration costs have historically been nominal, with greater than 50% of the expenditures associated with mining activities such as further ore body delineation and grade control, with the remainder related to extending the mine life. The Gold Institute Standard excludes the latter type costs from the standard unit cost calculation. As exploration expenditures are anticipated to increase in the coming years, and the focus of the exploration program changes to extending the mine life, it was determined that the expense should be identified separately and excluded from the unit cost calculation. The exploration expense accounted for about $0, $2 and $7 per ounce respectively of the $216, $199 and $220 unit cash costs.

Second, Cameco's wholly owned subsidiary Kumtor Operating Company earns a management fee for operating the Kumtor mine. As Centerra will soon own 100% of KOC and KGC after the restructuring, it is appropriate that the inter-company management fee now also be identified separately and excluded from Centerra's reported production costs. The management fee accounted for about $9, $8 and $7 per ounce respectively of the $216, $199 and $220 unit cash costs. Beginning in 2004, Centerra will report unit cash costs that exclude exploration costs and the management fee. See table on the next page for a breakdown of the costs.

At Boroo in Mongolia, commercial production was achieved March1, 2004.

DAILY GOLD PRICES
($US/oz)

Gold prices increased 20% in 2003. Cameco continued to reduce its hedge positions to take advantage of rising prices.


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GOLD UNIT CASH COSTS

($US/oz)	2002	**2003**	2004 Estimated
Q4 Report	216	199	220
Exploration costs	(0)	(2)	(7)
Management fee	(9)	(8)	(7)
New cost	207	189	206

The cost of the project was about $75 million (US). Boroo production is expected to total about 210,000 ounces in 2004, at a cash cost of about $170 (US) per ounce.

Gold Exploration

In 2003, gold exploration expenditures decreased to $9 million from $10 million in the prior year due to the lower exchange rate. In 2003, approximately 70% of the total exploration expenditures were incurred in North America with the remainder relating to exploration activity in Central Asia.

Gold Strategies

Cameco has been a gold producer since its inception and, over the years, has assembled some quality gold properties. Cameco Gold Inc., a wholly owned subsidiary of Cameco, manages the company's gold activities from its head office in Toronto, Ontario. Cameco believes these assets are undervalued inside of Cameco, as they do not benefit from higher gold company valuations that apply in today's gold market. For that reason, Cameco has embarked on a strategy to unlock this value by packaging the gold assets in a single vehicle for public listing.

Cameco's partner in the Kumtor gold mine, the Kyrgyz government through its agency Kyrgyzaltyn, had elected to participate by contributing its interest, but the rapidly rising gold price in 2003 delayed implementing the strategy. At the end of 2003, the Kyrgyz government ratified an agreement. Assuming final agreements can be reached with all other critical parties and markets remain favourable, the newly named Centerra Gold Inc. plans to list on the Toronto Stock Exchange in the second quarter of 2004.

Capability to Deliver Results

Ability to Perform in Remote Environments

Cameco Gold, Centerra's majority owner, has a proven ability to deliver results by developing and operating properties in remote areas of the world. It has built expertise in managing relationships with local cultures and governments in Central Asia and in sourcing and training local manpower. Nonetheless, the management and training of local labour resources can be challenging as standards, customs and practices vary widely.

Access to Capital

Cameco Gold needs reasonable access to funds to undertake projects and acquisitions that allow for expansion of its assets and production. Cameco Gold, as a wholly owned subsidiary of Cameco, has been able to secure funds and financing for the development of its Kumtor and Boroo properties and the acquisition of its interest in AGR. Going forward, Centerra plans to become a stand-alone public company that expects to directly access the debt and equity markets for required capital.

Gold Exploration

Cameco Gold must find new gold reserves to extend the life of its mines and increase production. The company's exploration program is focused in proximity to its two existing producing properties and at the REN site in Nevada. As part of Cameco Gold's strategy to go public, it plans to increase its exploration efforts in 2004 and beyond as well as focus on potential acquisitions.

Gold Business Results

Revenue

In 2003, revenue from the gold business improved by 31% to $114 million (Cdn) from $87 million (Cdn) in 2002, reflecting a 35% increase in sales volume and an increase in the average realized selling price. Cameco's realized gold price increased to $334 (US) per ounce in 2003 compared to $300 (US) in 2002.The average spot market price for gold during 2003 was $363 (US) per ounce, up 17% from the average price of $310 (US) for 2002. KGC and AGR hedge certain price risk for future gold sales. At the end of 2003, KGC had in place forward sales on 278,300 ounces and AGR had in place forward sales on 200,000 ounces. Combined, these hedge positions represented about 12% of proven and probable gold reserves. These

GOLD BUSINESS FINANCIAL HIGHLIGHTS

	2003	2002	% Change
Revenue ($ millions)	114	87	31
Gross profit ($ millions)	40	9	344
Gross profit %	35	10	250
Earnings before taxes ($ millions)	32	(3)	-
Selling price ($US/oz)	334	300	11
Unit cash cost ($US/oz)	189	207	(9)
Sales volume (ounces)	234,864	174,394	35
Production (ounces)	225,851	176,183	28

hedges are expected to yield an average price of about $326 (US) per ounce.

Cameco has agreed to provide various levels of credit support up to $130 (US) per ounce to the counterparties of KGC and AGR which, based on the ounces hedged at December 31, 2003, could amount to $57 million (US) depending on the spot price of gold. At December 31, 2003, the actual exposure under these arrangements, reflecting the net mark-to-market losses, was $46 million (US).

Cost of products and services sold

In 2003, the cost of products and services sold was $52 million compared to $58 million in 2002, a decrease of $6 million due to a reduced Canadian/US dollar exchange rate in 2003. Gold production at Kumtor was 28% higher than in 2002 due mainly to higher-grade mill feed that averaged 4.5 g/t compared to 3.7 g/t in 2002 and an improved recovery rate of 83% compared to 78% in 2002. The ore grade and recovery were lower in 2002 due to the pit wall failure. Kumtor's cash cost per ounce was $199 (US) compared to $216 (US) in 2002. Please see table on the previous page for unit cost information.

Depreciation, depletion and reclamation

In 2003, depreciation, depletion and reclamation charges were $22 million, an increase of $2 million compared to $20 million in 2002 due mainly to the 28% increase in production. The effect of the higher production was largely offset by the reduction in the Canadian/US dollar exchange rate. On a unit basis, the depreciation rate declined to $65 (US) per ounce from $73 (US) in 2002.

Gross profit

In 2003, gross profit from the gold business amounted to $40 million compared to $9 million in 2002. The gross profit margin for gold was 35% compared to 10% in 2002.

2004 Outlook for Gold

Given the increase in planned total production from the Kumtor and Boroo mines, greater revenue is expected compared to 2003, assuming gold prices remain at current levels. This is independent of the planned IPO for Centerra, which is targeted for the second quarter of 2004.

CONSOLIDATED RESULTS

Consolidated Earnings

For 2003, net earnings attributable to common shares were $205 million ($3.65 per share), an increase of $161 million compared to $44 million ($0.78 per share) in 2002. These results include the effects of changes in Canadian federal and Ontario provincial tax laws. Together, the changes in the tax legislation allowed Cameco to recognize a non-recurring, non-cash reduction in deferred income taxes of $81 million ($1.45 per share) in 2003.

Excluding the tax adjustments, net earnings attributable to common shares in 2003 were $123 million ($2.20 per share) compared to $44 million ($0.78 per share) in 2002. This increase was attributable to higher earnings from Bruce Power and higher profits in the gold segment. These improvements were offset somewhat by lower earnings in the uranium segment and higher charges for interest and administration.

Excluding the tax adjustment, the effective rate for income taxes decreased to 33% in 2003 from 48% the year before as a higher proportion of earnings came from the gold operations in the Kyrgyz Republic which are subject to lower tax rates. Earnings from operations were $88 million compared to $84 million in 2002 and the aggregate gross profit margin remained at 20%.

Cash Resources

Operating Activities

In 2003, Cameco generated cash from operations of $246 million compared to $251 million in 2002. This does not include Cameco's pro rata interest in Bruce Power's operating cash flow of $117 million in 2003 compared to $28 million in 2002. Cameco accounts for this investment using the equity method and thus Bruce Power's operating cash flows are not consolidated with Cameco's. For further information, refer to note 19(c) of the consolidated financial statements.

Investing Activities

Cash used in investing activities increased to $448 million in 2003 from $74 million in 2002 due to the

QUARTERLY CONSOLIDATED FINANCIAL RESULTS

($ millions except per share amounts)	2003					2002				
	Q1	Q2	Q3	Q4	**Year**	Q1	Q2	Q3	Q4	**Year**
Revenue	103	220	232	272	**827**	124	195	158	271	**748**
Earnings from Bruce Power	17	49	36	6	**108**	(3)	(1)	12	8	**16**
Net earnings	37	105	33	30	**205**	5	12	7	20	**44**
– per share	0.66	1.87	0.59	0.53	**3.65**	0.09	0.20	0.11	0.38	**0.78**
Cash provided by operations	56	35	79	76	**246**	134	80	22	15	**251**
Cash dividends per share	0.15	0.15	0.15	0.15	**0.60**	0.125	0.125	0.125	0.125	**0.50**

additional investment in Bruce Power. Cameco paid $204 million for its incremental 16.6% interest and loaned an additional $75 million to Bruce Power. Expenditures for property, plant and equipment rose by $69 million compared to 2002 due to the development of the Boroo gold mine in Mongolia.

During 2003, Cameco received no principal repayments on its subordinated loan to KGC, the operator of the Kumtor open pit gold mine in the Kyrgyz Republic whereas in 2002, Cameco received $15 million (US) from KGC. The payments scheduled for 2003 were deferred as the result of a pit wall failure at the mine in 2002.

Financing Activities

During the year, cash used in investing activities exceeded operating cash flows by $202 million due to the acquisition of the additional interest in Bruce Power. Cameco financed this shortfall by issuing $230 million in convertible debentures.

Inventories

At the end of 2003, total product inventories amounted to $316 million, $24 million or 7% lower than the previous year-end. There was a reduction in the quantity of uranium inventory during the year as record deliveries exceeded production and purchases.

CASH FROM OPERATIONS
($ millions)

Cameco generated cash from operations of $246 million in 2003, only 2% short of the record results achieved in 2002.


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7
{ Grams }

A seven-gram pellet of uranium contains as much energy as 17,000 cubic feet of natural gas, 1,780 pounds of coal or 3.5 barrels of oil.

See note 3 to the consolidated financial statements.

Debt

At the end of 2003, total outstanding debt amounted to $243 million, an increase of $18 million compared to $225 million at the end of 2002. The net debt to capitalization ratio declined to 7% from 8%. If the preferred securities and the convertible debentures were accounted for as debt, the net debt to capitalization ratio would be 23%.

In December 2003, $20 million (US) (Cameco's share) of the Kumtor senior debt was repaid. See note 6 to the consolidated financial statements.

Convertible Debentures

The company increased its short-term commercial paper to help fund the February 2003 acquisition of a further 16.6% interest in Bruce Power. In September 2003, Cameco issued $230 million in convertible debentures. The net proceeds of approximately $223 million are being used to repay commercial paper as it matures. The company decided to put in place financing that better matched the long-term nature of the Bruce Power asset. In accordance with Canadian generally accepted accounting principles (GAAP), these debentures are reflected as equity on the company's balance sheet. See note 10 to the consolidated financial statements.

Corporate Expenses

Administration

In 2003, administration costs were $47 million, an increase of $5 million compared to 2002 due to a number of items including an expense for stock-based compensation and costs incurred for quality and business process improvements.

Effective January 1, 2003, Cameco changed its accounting policy for stock-based compensation opting to record a compensation expense for the fair value of stock options granted during the year. The total expense for 2003 amounted to $2.4 million, of which $1.9 million has been attributed to administration.

Interest and Other

Interest and other costs increased by about $7 million due to revaluation of US dollar denominated assets as a result of the strengthening Canadian dollar. In 2003, the company recognized foreign exchange losses of $4 million compared to gains of $2 million in 2002. See note 13 to the consolidated financial statements.

Income Taxes

In 2003, the federal government introduced amendments to the Canadian Income Tax Act which provide for a 7% reduction in the corporate tax rate on income from resource activities. The federal tax rate is declining from its previous level of 28% to 21% over a five-year period commencing in 2003. Under Canadian generally accepted accounting principles (GAAP), the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company's financial statements in the period of substantial enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a one-time, non-cash income tax adjustment of $86 million ($1.54 per share) in the second quarter.

Also in 2003, the government of Ontario amended the provincial income tax laws to increase the corporate income tax rate to 14% effective January 1, 2004. Prior to this amendment, the tax rate was projected to decline from 11% in 2004 to 8% in 2007. As a result, Cameco increased its provision for future income taxes by $5 million ($0.09 per share).

Excluding these adjustments, income tax expense was $18 million greater than in 2002 primarily as a result of the significantly higher earnings from Bruce Power which are taxed at a rate of 34%. The effective tax rate on consolidated earnings was lower at 33% compared to 48% last year due to a higher proportion of earnings in the gold business.

Income tax expense includes large corporations taxes which amounted to $5 million in each of 2003 and 2002. See note 15 to the consolidated financial statements.

CONSOLIDATED OUTLOOK FOR 2004

In 2004 consolidated revenue is expected to rise by about 4%. This is due to new gold production from the Boroo mine, which is anticipated to more than offset reduced revenues in the uranium and conversion businesses. On a consolidated basis, the gross profit margin is projected to increase to 23% from 20% in 2003. In 2004, the effective rate for income taxes is expected to be about 30%.

In 2004, total capital expenditures are expected to increase by $10 million to $164 million. In 2004, sustaining capital expenditures are expected to be higher than in 2003 due to ongoing mine development work, pumping and water treatment projects at the McArthur River mine in northern Saskatchewan, and well field expansions at the ISL operations in Nebraska. Capital spending will also increase at conversion services to improve production processes and meet regulatory requirements.

For new development projects, total expenditures are projected to be $51 million, a decrease of $48 million compared to 2003. The decline is attributable to the completion of construction at Boroo and partially offset by increased expenditures at the proposed Cigar Lake minesite in northern Saskatchewan and at Cameco's conversion services facilities.

At Cigar Lake, the construction licence is now expected in late 2004, following which Cameco and the partners will make a decision on development. In the meantime, activities requiring considerable advanced planning are expected to continue. Procurement is planned for several long-lead-time items including the #2 hoist and headframe complex, the freezing system, freeze hole drilling and the electrical distribution system.

At the Inkai development project in Kazakhstan, the feasibility study is completed and the results are being reviewed. The feasibility results need to be approved by the Inkai joint venture partners. Subject to these approvals, test mining is planned to continue through 2004 as a detailed mine design is prepared and an application for a

CAPITAL EXPENDITURES

(Cameco's share in $ millions)

	2004 Plan	**2003 Actual**
Sustaining Capital		
McArthur River/Key Lake	43	11
US ISL	16	8
Rabbit Lake	7	6
Conversion Services	22	6
Boroo	10	–
Kumtor	3	7
Other	3	8
Total Sustaining	**104**	**46**
New Development		
Cigar Lake	32	10
Conversion Services	15	–
Inkai	4	4
Boroo	–	81
Total Development	**51**	**95**
Capitalized interest	9	13
Total	**164**	**154**

LIQUIDITY INDICATORS

	2003	2002	2001	2000	1999
Cash provided by operations ($ millions)	246	251	116	224	249
Cash provided by operations/net debt[1] (%)	155	151	36	86	80
Net debt[1] / total capitalization (%)	7	8	15	13	14

[1] Total debt less cash and cash equivalents.

construction permit is submitted to the local authorities. Pending receipt of the permit, construction would follow in 2005 and the first half of 2006 with production expected to begin toward the end of 2006.

Sensitivity Analysis

Uranium Price

With the recent increase in the uranium spot price, a significant proportion of the deliveries in 2004 are likely to be influenced by price ceilings. Consequently, a $1.00 (US) increase in the U_3O_8 spot price from the year-end average of $14.45 (US) per pound would improve revenue by about $9 million (Cdn), net earnings by about $5 million (Cdn) and cash flow by about $4 million (Cdn). Conversely, a $1.00 (US) decrease in the U_3O_8 spot price from $14.50 (US) would reduce revenue by about $11 million (Cdn), net earnings by about $7 million (Cdn) and cash flow by about $6 million (Cdn).

Gold Price

For 2004, about 70% of forecast gold sales are unhedged. A $10 (US) per ounce change in the gold spot price would change each of revenue, net earnings and cash flow by about $3 million (Cdn).

Electricity Price

For 2004, about 55% of forecast generation is to be sold at spot prices. A $1.00 (Cdn) per MWh change in the spot price for electricity in Ontario would change Cameco's after-tax earnings from Bruce Power by about $4 million (Cdn).

Conversion Price

In the short term, Cameco's financial results are relatively insensitive to changes in the spot price for conversion as the majority of conversion sales are at fixed prices.

Foreign Exchange

Most uranium and conversion US dollar inflows are hedged through a combination of forward sales of US currency and natural hedges. Gold revenue and expenses are not hedged. Results from the gold business are converted into Canadian dollars at the prevailing exchange rates. For 2004, every one-cent change in the US to Canadian dollar exchange rate from $0.77 would change net earnings by $3 million (Cdn).

LIQUIDITY AND CAPITAL RESOURCES

Overview

Financial liquidity represents the company's ability to fund future operating activities and investments. Some important measures of liquidity are summarized in the table below.

In 2003, Cameco issued $230 million of 5% convertible subordinated debentures and extended the term of its revolving credit facility by one year.

Indicators Defined

Cash provided by operations reflects the net cash flow generated by operating activities after consideration for changes in working capital.

Cash provided by operations to net debt indicates the company's ability to meet debt obligations from internally generated funds. Cash provided by operations does not include Cameco's pro rata interest in Bruce Power's operating cash flow of $117 million in 2003 compared to $28 million in 2002. Cameco accounts for this investment using the equity method and thus Bruce Power's operating cash flows are not consolidated with Cameco's. For further information, refer to note 19(c) of the consolidated financial statements.

Net debt to total capitalization measures the company's use of financial leverage. A lower percentage means less reliance upon debt as a source of financing. Although debt is a lower cost form of financing compared to equity, a lower percentage of debt also represents lower repayment obligations.

Credit Ratings

As of February 2004, the company has the following ratings for its senior debt from third-party rating agencies:

- Dominion Bond Rating Service Limited
  "A (low)" under review with developing implications following Cameco's announcement that it has bid on the South Texas Project.
- Moody's Investors Service
  "Baa1" with a stable outlook.
- Standard & Poor's
  "BBB+" with a stable outlook.

Debt

In addition to cash flow from operations, debt is used to provide liquidity. Cameco has access to about $700 million in unsecured lines of credit.

Commercial lenders have provided a $417.5 million unsecured revolving credit facility that is available in two tranches. The first tranche is a three-year, $196.5 million revolving facility. The second tranche is a $221 million revolving facility available for 364 days with a two-year term-out option. (This means, as long as the company is not in default, Cameco has the option to extend the repayment date on the balance outstanding at maturity of the second tranche for an additional two years.) Up to $100 million of this facility can be used to support letters of credit. The facility ranks pari passu (or equal ranking) with all other senior debt of the company. At December 31, 2003, there were no amounts outstanding under these credit facilities.

Cameco also has agreements with various financial institutions to provide up to $294 million in short-term borrowing and letter of credit facilities. These

CONTRACTUAL CASH OBLIGATIONS[1]
As at December 31, 2003

($ Cdn millions)	Total	Due in Less Than 1 Year	Due in 1-3 Years	Due in 4-5 Years	Due After 5 Years
Long-term debt	243	4	232	7	-
Preferred Securities[2]	162	–	–	–	162
Convertible Debentures	230	–	–	–	230
Unconditional product purchase obligations[2,3]	1,441	146	353	355	587
Total contractual cash obligations	2,076	150	585	362	979

1 Cameco has the unrestricted ability to settle its obligations for its preferred securities and convertible debentures by delivering common shares of Cameco.

2 Denominated in US dollars. Converted to Canadian dollars at the December 31, 2003 rate of $1.2924.

3 Virtually all of Cameco's product purchase obligations are under long-term, fixed-price arrangements.

COMMERCIAL COMMITMENTS
As at December 31, 2003

($ Cdn millions)	Total amounts committed
Standby letters of credit[1]	203
Guarantees	
KGC senior debt[2, 4]	15
Gold hedge program[3, 4, 7]	73
Bruce Power investment[5]	7
Bruce Power guarantees[6]	191
Total commercial commitments	489

1 The standby letters of credit maturing in 2004 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco's mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.

2 See note 6 to the consolidated financial statements.

3 See note 25 to the consolidated financial statements.

4 Denominated in US dollars. Converted to Canadian dollars at the December 31, 2003 rate of $1.2924.

5 Under its initial 15% partnership interest, Cameco agreed to invest up to $100 million in Bruce Power. To the end of 2003, Cameco had invested $93 million in the partnership.

6 At December 31, 2003, Cameco's total commitment for financial assurances given on behalf of Bruce Power is estimated to be $191 million. See note 19 to the consolidated financial statements.

7 See discussion under gold prices in the section titled Business Risks and Uncertainties.

arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future reclamation of the company's operating sites. Outstanding letters of credit at December 31, 2003 amounted to $202.7 million. See Business Risks – Reclamation and Decommissioning in this MD&A and note 6 to the consolidated financial statements.

The company may also borrow directly from investors by issuing commercial paper up to $400 million. To the extent necessary, Cameco uses the revolving credit facility to provide liquidity support for its commercial paper program.

Commercial paper outstanding at December 31, 2003 amounted to $65.9 million.

Cameco has operated within the investment grade segment (high credit quality) of the market when obtaining credit. The cost, terms and conditions under which financing is available vary over time. While future access to credit cannot be assured, it was readily available during 2003.

Debentures

Cameco has $50 million outstanding in senior unsecured debentures that bear interest at a rate of 7% per annum and will mature July 6, 2006. Cameco also has $100 million outstanding in senior unsecured debentures that bear interest at a rate of 6.9% per annum and will mature July 12, 2006.

Equipment Loan

A Cameco subsidiary has $9.2 million (US) outstanding under an equipment loan that is repayable in 17 remaining quarterly installments of $0.4 million (US) with a final payment of $2.0 million (US) in 2008.

Preferred Securities

Cameco's issue of preferred securities ($125 million (US)) is redeemable at par on or after October 14, 2003. At the present time, the company has not determined whether the issue will be redeemed in 2004.

Convertible Debentures

During 2003, Cameco increased its investment in Bruce Power, paying $204 million for its incremental 16.6% interest and loaning an additional $75 million to Bruce Power. This investment was initially financed mostly with short-term commercial paper. On September 25, 2003 the company issued $230 million in convertible debentures bearing interest at 5% per annum and maturing on October 1, 2013. The proceeds are being used to repay commercial paper as it matures. See note 10 to the consolidated financial statements.

KUMTOR GOLD COMPANY CAPITAL STRUCTURE

($US millions)	Initial Funding	Balance at Dec. 31, 2003
Debt		
Third party		
Senior[1]	265	17
Subordinated	20	20
Total third party	285	37
Cameco subordinated loan	107	61
Total debt	392	98
Equity	45	45
Total Capital	437	143

[1] Cameco has guaranteed the payment of all principal and interest that becomes due on the senior debt.

Kumtor Gold Company

To finance the Kumtor gold project, a consortium of financial institutions advanced $285 million (US) in senior and subordinated loans to the project in 1996. During 2003, KGC repaid $60 million (US) of these third party loans. After these repayments, the outstanding balances were $17 million (US) in senior debt and $20 million (US) in subordinated debt. Since Cameco proportionately consolidates its interest in KGC, $12 million (US) ($16 million (Cdn)) of the remaining loans were included in Cameco's long-term debt. See note 6 to the consolidated financial statements.

In addition, Cameco provided a subordinated loan of $107 million (US) to the project. The outstanding principal and accrued interest at the end of 2003 amounted to $61 million (US) and $3 million (US) respectively compared to $61 million (US) of outstanding principal at year-end 2002. Cameco also invested $45 million (US) as an equity contribution in 1996. Cameco plans to contribute the subordinated loan in exchange for equity in Centerra.

The senior debt is the direct obligation of KGC, although Cameco has guaranteed the payment of principal and interest owing. See note 18 to the consolidated financial statements. Under current production plans, the guarantee is not expected to be called.

Debt Covenants

Cameco is bound by certain covenants in its general credit facilities and in those of Kumtor. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2003, Cameco met these financial covenants and does not expect its operating and investment activities in 2004 to be constrained by them.

BUSINESS RISKS AND UNCERTAINTIES

Financial Risk

Cameco's financial condition is influenced by operational performance and by a number of market risks. The most significant of these risks are fluctuations in market prices and sales volumes of uranium, conversion, gold and electricity, foreign exchange rates and unit costs of production. Risk management strategies are employed to assist in identifying and mitigating these and other risks.

Uranium Prices

The company reduces its exposure to short-term volatility in uranium prices by maintaining a long-term contract portfolio that is diversified by price mechanism, delivery date and customer. About 60% of Cameco's contract portfolio has been priced in relation to the spot market price in effect at or near the time of delivery. The remaining 40% has been sold at a fixed price (usually adjusted for inflation) over the term of the contract. The company's sensitivity to changes in the uranium spot price is noted in the section entitled consolidated outlook for 2004 in this MD&A.

Limited Number of Customers

Cameco relies on a small number of customers that purchase a significant portion of the company's uranium concentrates and conversion services. For example, Cameco's five largest customers are expected to account for 42% of the company's contracted supply of U_3O_8 for 2004 through 2006. This compares to 39% of the contracted supply of U_3O_8 for 2003 through 2005. The loss of any of these large customers, or any significant curtailment of purchases or lack of timely payments could have a material adverse effect on Cameco's financial performance.

Use of Derivatives

Cameco uses financial derivatives to assist in mitigating its exposure to fluctuations in gold price and foreign exchange rates. A derivative is entered into as a hedge against specific economic and transactional exposures. Cameco does not enter into derivative contracts for speculative purposes. However, derivatives bring with them an exposure to counterparty default.[1] As of December 31, 2003, Cameco's exposure is predominantly with counterparties that had credit ratings of A+ or higher.

[1] Counterparty default would occur if the other party in a derivative contract is unable to perform its obligations at the time of contract maturity, resulting in the intended hedge being of no value. This concern is addressed by dealing with a variety of counterparties and primarily only those of high credit quality and limiting the amount and duration of the exposure. A measure of default risk is the mark-to-market value of a hedge position. This value is the difference between the price at which a derivative contract was entered into and its current market value. A mark-to-market gain indicates that the company has that amount of value at risk should its counterparties default. A mark-to-market loss represents the amount of value Cameco would have to pay should the hedge position need to be settled immediately.

Accordingly, Cameco believes the risks of default are low and the benefits derived from using derivatives outweigh the risks.

Gold Prices

KGC and AGR hedge the price risk for future gold sales. At December 31, 2003, KGC had in place forward sales on 278,300 ounces and AGR had in place forward sales on 200,000 ounces. Combined, these hedge positions represented about 12% of proven and probable reserves. These hedges are expected to yield an average price of about $326 (US) per ounce. The mark-to-market loss on these hedge positions was $46 million (US) at December 31, 2003.

Cameco's share of these hedging agreements was 292,800 ounces in spot-deferred contracts which are expected to yield an average price of about $321 (US) per ounce. Based upon Cameco's consolidated interest in KGC (33%) and AGR (56%), Cameco's net mark-to-market loss, after deducting other partners' interests on these hedge positions, was $20 million (US) at December 31, 2003 based on a year-end spot gold price of $416 (US) per ounce.

Cameco has agreed to provide various levels of credit support up to $130 (US) per ounce to the counterparties of KGC and AGR which, based on the ounces hedged at December 31, 2003, could amount to $57 million (US) depending on the spot price of gold.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At the end of 2003, Cameco's share of deferred charges to be recognized in future years totalled $2 million (US). See note 25 to the consolidated financial statements.

Foreign Exchange Risk

The US/Canadian foreign exchange rate started the year at $1.5796 and averaged $1.40 during the year. Most of the company's revenues are in US dollars with a majority of its costs in Canadian dollars. To reduce its currency risk, at December 31, 2003, Cameco had sold forward $457 million (US). These hedges are expected to yield an average exchange rate of $1.4179. The mark-to-market gain on these positions was $51 million (Cdn) at December 31, 2003 based on a year-end exchange rate of $1.2924.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At the end of 2003, deferred revenue to be recognized in future years totalled $24 million.

Political Risk

The company has diversified its political risk internationally. The Kumtor gold mine is located in the Kyrgyz Republic, a country formerly part of the Soviet Union. The mine is the largest foreign investment in the country and represented about 5% of the country's gross domestic product, 33% of export earnings and 34% of total industrial production in 2002, the latest date for which information is available. The importance of Kumtor in relation to the rest of the Kyrgyz economy has meant that Kumtor has maintained a very high profile within the country. This level of attention is not without risk; however, it has also been of benefit in ensuring continued efficient operations.

Cameco also owns a 60% interest in Joint Venture Inkai (JVI), which is developing a uranium mine in the Republic of Kazakhstan. Through KazAtomProm, the Republic of Kazakhstan owns the remaining 40% of JVI. Cameco has agreed to provide funding of up to $40 million (US) to JVI for project development of which $19.5 million (US) has been funded to the end of 2003. Test mining continued through 2003. Approval of the feasibility study is planned for 2004. To date, the Kazakhstan government has supported the project, but there is no assurance that support will continue for the project's duration.

Cameco also owns a 56% interest in AGR, which owns 95% of the Boroo gold project in Mongolia. At Boroo, commercial production was achieved on March 1, 2004. AGR's investment in Boroo may be exposed to adverse political developments that could affect the economics of the project. The Mongolian government has supported the project to date, but there is no assurance that support will continue for the project's duration.

Cameco's investment in these operations may be exposed to adverse political developments that could affect the economics of each operation. The company has made an assessment of the political risk associated with each of its foreign investments and has purchased political risk insurance to mitigate losses as deemed appropriate.

Insurance

Cameco purchases insurance to mitigate losses that may arise from certain liability and property risks. The cost of this insurance and the specific protection provided by the policies vary from year to year depending on conditions in the insurance market. In 2003, market conditions were difficult across all lines of insurance. This resulted in significantly increased premiums along with more restrictive policy terms and conditions.

Cameco believes that the insurance program it has in place continues to prudently address its major liability and property risk exposures.

Uncertainty in the insurance market is expected to continue for at least a few more years. During this time, the availability of certain types of insurance coverage that Cameco has purchased in the past may be significantly reduced and/or the cost to acquire insurance may significantly increase.

Operations Risk

Cameco's business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, blockades, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures, cave-ins, adverse mining conditions and underground flooding) and encountering unusual or unexpected geological conditions. The company also contracts for the transport of its uranium and uranium products to refining, conversion and enrichment facilities in North America and Europe, which exposes the company to transportation risks. Many of the foregoing risks and hazards could result in damage to, or destruction of, the company's mineral properties or refining or conversion facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from the company's mines or refining or conversion facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium and uranium products, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining, refining, conversion and transport, additional costs and risks are incurred by the company on a regular and ongoing basis.

Safety, Health and Environmental Risk

Cameco is subject not only to the normal worker health, safety and environmental risks associated with all mining and chemical processing, but also to additional risks uniquely associated with uranium mining, milling and conversion operations.

In 2001, to better manage these risks and to enhance its quality culture, Cameco embarked upon the design and implementation of an integrated quality management system (QMS). Program development continued in 2003. The QMS (based upon Cameco's vision, mission, values, quality policy and ISO 9001 – 2000 quality management principles) is to be implemented at Cameco's Canadian uranium sites to a degree that meets the CNSC requirements by the end of 2004 and with complete QMS implementation at Canadian uranium operating sites and related head office requirements to be finalized by the end of 2005. Cameco also continues to utilize an environmental management system at its operations. The company received ISO 14001 certification at its Blind River refining facility in 2002 and at the McArthur River mine and the Key Lake milling operation in 2003. The Port Hope conversion facility received this certification in 2000.

Also in conjunction with the QMS program, Cameco is reviewing its existing health and safety management system, based upon principles similar to those in the ISO series of management systems and identifying ways to further implement it and integrate it with QMS. For the year, on a combined basis, Cameco, its subsidiaries and long-term contractors achieved an accident frequency of 0.61 lost-time accidents per 200,000 person hours worked, which was up from last year's best overall record of 0.24.

Regulators must approve the startup, continued operation and decommissioning of many of Cameco's facilities. These facilities are subject to numerous laws and regulations regarding safety and environmental matters and the management of hazardous wastes and materials. Significant economic value is dependent on the company's ability to obtain and renew licences necessary to operate. In 2003, the CNSC renewed the Rabbit Lake licence for a five-year term. Given the level of regulatory work, Cameco will seek an interim extension of the current two-year licences for the McArthur River and Key Lake operations and renewal of both licences in 2004.

Cameco continues to face challenges from the burden of increasing regulatory demands and costs from the CNSC, Canadian Environmental Assessment Agency, and other federal and provincial regulators. In particular, the lead regulator, CNSC, has increased its fees charged to the nuclear industry, and is increasing the regulatory burden as a result of the implementation of the new Canadian Nuclear Safety and Control Act. In addition the CNSC and Environment Canada are calling for more stringent environmental monitoring and environmental performance, based on precautionary principles, of uranium mining and milling operations.

Operational changes are increasingly subject to regulatory approval that may include delays due to longer and more complex regulatory review and approval processes. These increasing requirements are expected to continue to result in higher administration costs and capital expenditures for compliance. The increasing complexity of the regulatory approval process reduces the flexibility of the company to make operational changes in a timely fashion.

Reclamation and Decommissioning

The company actively plans for the closure, reclamation and decommissioning of its operating sites. Decommissioning and reclamation costs may increase over time due to increasingly stringent regulatory requirements. At least bi-annually, Cameco estimates its total decommissioning and reclamation costs, based on current operations to date, for its operating assets. At the end of 2003, the estimate was $234 million. The majority of such expenditures are typically incurred at the end of the useful lives of the operations to which they relate and, therefore, only a very small percentage of total estimated costs is expected to be incurred over the next five years. See note 7 to the consolidated financial statements.

At the end of 2003, Cameco's accounting provision for future reclamation costs totalled $141 million. To provide financial assurances for these costs, Cameco has provided letters of credit (LOCs), where required. Cameco's LOCs totalled $203 million at the end of 2003, of which $199 million was related to reclamation and decommissioning activities.

Since mid-2001, all Cameco's North American operations have in place letters of credit providing financial assurance, which are aligned with preliminary plans for site-wide decommissioning. Beginning in 1996, the company has conducted regulatory-required reviews of its decommissioning plans for all Canadian sites. These periodic reviews are done on a five-year basis, or at the time of an amendment to an operating licence, or if at renewal, there has been a material change to the site. Reclamation and decommissioning obligations represent unfunded liabilities of the company.

Electricity Business Risks

Through its interest in Bruce Power, Cameco is exposed to various business risks associated with the generation and marketing of electricity. The following discusses some, but not all, risks associated with this business.

In Ontario, political risk results from uncertainty over the future direction of government energy policies. This risk was amplified in late 2002 when the Ontario government abandoned the deregulation of the retail electricity market. Thus far, the wholesale market remains unregulated, but there can be no assurance that this will continue. Political risk is beyond the control of Bruce Power.

Of the remaining risks, the most significant is directly related to the operating performance of Bruce Power's generating assets. Bruce Power manages this risk through preventive maintenance to improve overall equipment reliability, by adopting more efficient operational processes and by improving employee performance at all levels.

Another category of risk is electricity price. Bruce Power mitigates this risk by entering into long-term, fixed-price supply contracts with reliable customers for the delivery of a significant portion of its annual generation. Electricity generated, but not covered by such contracts, is sold on the wholesale spot market and is subject to prices in effect at the time of delivery.

Most long-term supply agreements obligate Bruce Power to deliver electricity at a predetermined contractual price. Credit risk arises from these contracts. On the one hand, the counterparty must have the financial resources to take delivery and pay for contracted electricity. On the other hand, if quoted forward market prices exceed contracted prices, then the counter-party has the right, in most cases, to request financial assurance to mitigate the possibility that Bruce Power does not deliver the electricity as contracted. In such circumstances, Cameco's contingent obligations may increase if it is called upon to guarantee its share of Bruce Power's obligation. To maintain the economic benefit of the electricity supply contracts, Cameco and its partners must have the financial ability to address this credit risk.

A further risk category relates to the transmission grid. The ability of Bruce Power to deliver electricity to its customers is dependent on the provincial transmission grid, owned and maintained by Hydro One, an Ontario provincial Crown corporation. Bruce Power's ability to deliver power to customers is also dependent on the inter-linked North American power grid. Any adverse conditions such as severe weather or inadequate maintenance that results in unreliable performance by the grid could cause significant financial loss to Bruce Power. Transmission grid risks are beyond Bruce Power's control.

CRITICAL ACCOUNTING POLICIES

Cameco prepares its consolidated financial statements in accordance with Canadian GAAP. In doing so, management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. Management bases its estimates and judgments on its own experience, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and various other factors believed to be reasonable under the circumstances. Management believes the following critical accounting policies reflect its more significant estimates and judgments used in the preparation of the consolidated financial statements.

Depreciation and depletion on property, plant and equipment is primarily calculated using the unit of production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated recoverable ore reserves. Estimates of lifetime production and amounts of recoverable reserves are subject to judgment and significant change over time. If actual reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation and depletion charged to earnings.

Significant decommissioning and reclamation activities are often not undertaken until substantial completion of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs or recoverable reserves may result in a material change in the amount charged to earnings.

Effective January 1, 2003, Cameco changed its policy for accounting for reclamation activities by adopting CICA Handbook section 3110, Asset Retirement Obligations. This section addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations related to the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. The new rules require that the fair value of the estimated cost of an asset retirement obligation be recognized as a liability in the period in which it is incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's useful life on a unit of production basis. The liability is accreted over time through charges to earnings. This differs from the previous practice that involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the asset.

If it is determined that carrying values of assets cannot be recovered, the unrecoverable amounts are written off against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves. A material change in assumptions may significantly impact the potential impairment of these assets.

Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. As long as these instruments are effective, they have the effect of offsetting future changes in these underlying rates and prices. Future earnings may be adversely impacted should these instruments become ineffective.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this document. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

Additional information related to your company including Cameco's annual information form is available at www.sedar.com and www.cameco.com.

STILL GROWING STRONG

Cameco continues to demonstrate financial strength.

index

Report of Management's Accountability

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgment, are consistent with other information and operating data contained in the annual report and reflect the corporation's business transactions and financial position.

Management is also responsible for the information disclosed in the management's discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

The integrity and reliability of Cameco's reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and appropriate delegation of authority and division of responsibilities. Internal accounting controls are monitored by the internal auditor. Cameco's code of ethics, which is communicated to all levels in the organization, requires employees to maintain high standards in their conduct of the corporation's affairs.

Our shareholders' independent auditors, KPMG LLP, whose report on their examination follows, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards.

The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders' auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders' auditors have unrestricted access to the audit committee. The audit committee reviews the financial statements, the report of the shareholders' auditors, and management's discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by David M. Petroff

Senior Vice-President, Finance and Administration
and Chief Financial Officer

January 26, 2004, except as to note 28(b) which is as of
February 27, 2004

Auditors' Report

To the Shareholders of Cameco Corporation

We have audited the consolidated balance sheets of Cameco Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three- year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Original signed by KPMG LLP

Chartered Accountants
Saskatoon, Canada

January 26, 2004, except as to note 28(b) which is as of
February 27, 2004

Consolidated Balance Sheets

As at December 31	2003	(Restated) 2002
	(Thousands)	
Assets		
Current assets		
Cash	$ 84,069	$ 58,096
Accounts receivable	181,337	186,369
Inventories [note 3]	316,435	339,684
Supplies and prepaid expenses	41,571	45,731
Current portion of long-term receivables, investments and other [note 5]	54,866	20,163
	678,278	650,043
Property, plant and equipment [note 4]	2,072,156	2,060,250
Long-term receivables, investments and other [note 5]	608,977	257,523
Total assets	**$ 3,359,411**	**$ 2,967,816**
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 156,112	$ 131,932
Dividends payable	11,598	6,998
Current portion of long-term debt [note 6]	4,331	6,318
Current portion of other liabilities [note 8]	1,563	16,931
Future income taxes [note 15]	24,237	9,198
	197,841	171,377
Long-term debt [note 6]	238,707	218,290
Provision for reclamation [note 7]	150,444	159,344
Other liabilities [note 8]	36,196	9,523
Future income taxes [note 15]	501,674	530,625
	1,124,862	1,089,159
Minority interest	14,690	18,078
Shareholders' equity		
Preferred securities [note 9]	158,022	193,763
Convertible debentures [note 10]	226,444	–
Share capital [note 11]	708,345	680,934
Contributed surplus	474,927	472,488
Retained earnings	665,377	494,341
Cumulative translation account [note 12]	(13,256)	19,053
	2,219,859	1,860,579
Total liabilities and shareholders' equity	**$ 3,359,411**	**$ 2,967,816**

Commitments and contingencies [notes 6,7,18,19,24,25]

See accompanying notes to consolidated financial statements.

Approved by the board of directors

Consolidated Statements of Earnings

For the year ended December 31	2003	(Restated) 2002	(Restated) 2001
		(Thousands)	
Revenue from			
Products and services	$ 826,946	$ 748,334	$ 700,839
Expenses			
Products and services sold	538,823	486,155	422,067
Depreciation, depletion and reclamation	124,489	116,958	129,298
Administration	47,011	41,693	36,644
Exploration	21,923	21,532	18,203
Research and development	1,717	2,257	2,097
Interest and other [note 13]	4,737	(1,957)	(2,366)
Gain on property interests [note 23]	–	(2,670)	–
	738,700	663,968	605,943
Earnings from operations	88,246	84,366	94,896
Earnings from Bruce Power [note 19]	107,921	15,769	12,167
Other income (expenses) [note 14]	429	(878)	590
Earnings before income taxes and minority interest	196,596	99,257	107,653
Income tax expense (recovery) [note 15]	(15,994)	47,265	42,241
Minority interest	(3,416)	(871)	–
Net earnings	**216,006**	52,863	65,412
Preferred securities charges, net of tax [note 9]	9,030	9,340	9,325
Convertible debenture charges, net of tax [note 10]	2,290	–	–
Net earnings attributable to common shares	**$ 204,686**	**$ 43,523**	**$ 56,087**
Basic earnings per common share [note 26]	**$ 3.65**	**$ 0.78**	**$ 1.01**
Diluted earnings per common share [note 26]	**$ 3.58**	**$ 0.78**	**$ 1.01**

Consolidated Statements of Retained Earnings

For the year ended December 31	2003	(Restated) 2002	(Restated) 2001
		(Thousands)	
Retained earnings at beginning of year,			
As previously reported	$ 483,658	$ 465,420	$ 437,328
Change in accounting policy for reclamation [note 2]	10,683	13,280	13,089
As restated	$ 494,341	$ 478,700	$ 450,417
Net earnings	216,006	52,863	65,412
Dividends on common shares	(33,650)	(27,882)	(27,804)
Preferred securities charges, net of tax [note 9]	(9,030)	(9,340)	(9,325)
Convertible debenture charges, net of tax [note 10]	(2,290)	–	–
Retained earnings at end of year	**$ 665,377**	**$ 494,341**	**$ 478,700**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the year ended December 31	2003	(Restated) 2002	(Restated) 2001
		(Thousands)	
Operating activities			
Net earnings	$ 216,006	$ 52,863	$ 65,412
Items not requiring (providing) cash:			
Depreciation, depletion and reclamation	124,489	116,958	129,298
Provision for future taxes [note 15]	(26,213)	36,996	32,655
Deferred charges (revenue) recognized	9,331	1,375	(10,373)
Earnings from Bruce Power [note 19]	(107,921)	(15,769)	(12,167)
Equity in (earnings) loss from associated companies [note 14]	1,494	1,083	–
Minority interest	(3,416)	(871)	–
Gain on property interests [note 23]	–	(2,670)	–
Other operating items [note 16]	32,123	60,877	(88,578)
Cash provided by operations	**245,893**	**250,842**	**116,247**
Investing activities			
Additions to property, plant and equipment	(159,570)	(90,226)	(58,275)
Increase in long-term receivables, investments and other	(288,259)	(42,597)	(94,808)
Decrease in long-term receivables, investments and other	–	58,296	21,963
Proceeds on sale of property, plant and equipment	242	101	403
Cash used in investing	(447,587)	(74,426)	(130,717)
Financing activities			
Decrease in debt	(25,848)	(130,295)	(25,485)
Increase in debt	50,311	1,379	79,932
Restricted cash	342	11,138	409
Issue of convertible debentures, net of issue costs	223,032	–	–
Issue of shares	27,411	10,903	5,208
Preferred securities charges	(15,306)	(17,238)	(17,268)
Dividends	(32,275)	(27,944)	(27,720)
Cash provided by (used in) financing	**227,667**	**(152,057)**	**15,076**
Increase in cash during the year	25,973	24,359	606
Cash at beginning of year	58,096	33,737	33,131
Cash at end of year	**$ 84,069**	**$ 58,096**	**$ 33,737**
Supplemental cash flow disclosure			
Interest paid	$ 20,675	$ 16,572	$ 22,860
Income taxes paid	$ 11,537	$ 5,309	$ 3,916

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. Cameco Corporation and its subsidiaries (collectively, "Cameco" or "the company") are primarily engaged in the exploration for and the development, mining, refining and conversion of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. The company has an interest in the Bruce Power electrical generation plant in Ontario. Cameco is also involved in the exploration for and the development, mining and sale of gold.

2. Accounting Policies

(a) Significant Accounting Policies

A summary of significant accounting policies follows the notes to the consolidated financial statements.

(b) Changes in Accounting Policies

(i) Stock-Based Compensation (note 21)

Cameco has adopted the fair value method of accounting for employee stock options with retroactive effect to January 1, 2003. Pursuant to new transitional rules related to accounting for stock-based compensation, Cameco chose to record compensation expense for all employee stock options granted on or after January 1, 2003 with a corresponding increase to contributed surplus. Compensation expense for options granted during 2003 is determined based on the estimated fair values at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy has increased expenses by $2,439,000 in 2003.

(ii) Asset Retirement Obligations (note 7)

In March 2003, the CICA issued new accounting rules dealing with asset retirement obligations which come into effect for fiscal years beginning on or after January 1, 2004. Cameco chose to adopt the rules in 2003. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. This section addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. The new rules require that the estimated cost of an asset retirement obligation be recognized as a liability in the period incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's useful life. The liability is accreted over time through charges to earnings. This differs from the current practice which involves accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the asset.

The cumulative effect of the change in policy on the balance sheet at December 31, 2002 is to increase property, plant and equipment by $23 million, future income taxes by $8 million, liabilities by $4 million and opening retained earnings by $13 million. The effect of the change in policy on the statement of earnings for December 31, 2002 was a $3 million ($0.05 per share) reduction in earnings. For 2001, earnings were virtually unchanged.

(c) New Accounting Pronouncements

Hedging Relationships

Effective January 1, 2004, Cameco will be required to adopt the new Canadian Accounting Guideline, Hedging Relationships that establishes new criteria for hedging relationships in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. Cameco does not anticipate that the adoption of this accounting guideline will have a material impact on its consolidated financial statements.

3. Inventories

	2003	2002
	(Thousands)	
Uranium		
Concentrate	$ 260,211	$ 284,052
Broken ore	9,680	8,586
	269,891	292,638
Conversion	44,472	39,097
Gold		
Finished	297	4,189
Broken ore	1,775	3,760
	2,072	7,949
Total	**$ 316,435**	**$ 339,684**

4. Property, Plant and Equipment

	Cost	Accumulated Depreciation and Depletion	2003 Net	(Restated) 2002 Net
		(Thousands)		
Uranium				
Mining	$ 2,216,216	$ 831,526	$ 1,384,690	$ 1,421,598
Development	355,806	–	355,806	349,281
Conversion	274,025	147,054	126,971	130,246
Gold				
Mining	222,285	164,754	57,531	85,832
Development	127,682	–	127,682	57,919
Other	34,624	15,148	19,476	15,374
Total	**$ 3,230,638**	**$ 1,158,482**	**$ 2,072,156**	**$ 2,060,250**

5. Long-Term Receivables, Investments and Other

	2003	2002
	(Thousands)	
Bruce Power L.P. [note 19]		
Interest in Bruce Power L.P.	$ 456,520	$ 130,218
Loan receivable	77,028	–
Kumtor Gold Company		
Subordinated loan – principal [note 18]	52,590	64,276
Subordinated loan – interest	2,261	292
Restricted cash – debt reserve	75	489
Investments in associated companies		
Investment in Technology Commercialization International, Inc.	4,889	4,017
Investment in UEX Corporation	3,791	3,455
Portfolio investments		
Energy Resources of Australia Ltd (market $40,676)	18,208	17,564
General Hydrogen Corporation	6,323	6,323
Deferred charges	5,958	17,808
Investment in Huron Wind L.P.	2,725	–
Advances receivable	16,693	22,704
Accrued pension benefit asset [note 22]	10,630	1,817
Other	6,152	8,723
	663,843	277,686
Less current portion	(54,866)	(20,163)
Net	**$ 608,977**	**$ 257,523**

The security agreement between Kumtor Gold Company (KGC) and its senior debt lenders requires that in order to make certain payments to shareholders and subordinated lenders, funds sufficient to meet those senior debt principal and interest payments scheduled to occur over the ensuing six months to be held in a debt reserve account until paid.

6. Long-Term Debt

	2003	2002
	(Thousands)	
Debentures	$ 149,329	$ 149,079
Commercial paper	65,934	24,455
Kumtor Gold Company [note 18]		
Senior debt	7,324	40,543
Subordinated debt	8,616	10,531
Equipment loan	11,835	–
	243,038	224,608
Less current portion	(4,331)	(6,318)
Net	**$ 238,707**	**$ 218,290**

Cameco has $50,000,000 outstanding in senior unsecured debentures that bear interest at a rate of 7.0% per annum and will mature July 6, 2006. Cameco also has $100,000,000 outstanding in senior unsecured debentures that bear interest at a rate of 6.9% per annum and will mature July 12, 2006.

Cameco has a $196,500,000 three-year unsecured revolving credit facility that is available until December 4, 2006 and a $221,000,000 364-day unsecured revolving credit facility with a two-year term-out option. Cameco may also borrow directly from investors by issuing commercial paper. Commercial paper outstanding at December 31, 2003 was $61,419,000 (Cdn) and $3,493,000 (US) (2002 – $15,482,000 (US)) and bears interest at an average rate of 2.6% (2002 – 1.4%). These amounts are classified as long-term debt.

Cameco has $11,835,000 ($9,158,000 (US)) outstanding under an equipment loan which is repayable in 17 remaining quarterly installments of $421,000 (US) with a final payment of $2,000,000 (US) in 2008.

Cameco has $294,100,000 ($168,800,000 (Cdn) and $96,951,000 (US)) in letter of credit facilities. Outstanding letters of credit at December 31, 2003 amounted to $202,745,000 (2002 – $208,975,000). The majority of the letters of credit relate to future decommissioning and reclamation liabilities [note 7].

The table below represents currently scheduled maturities of long-term debt over the next five years including Cameco's one-third share of Kumtor Gold Company principal repayments on debt.

	(Thousands)
2004	$ 4,331
2005	9,502
2006	221,749
2007	4,331
2008	3,125
Total	**$ 243,038**

Cameco has guaranteed the repayment of KGC senior debt [note 18]. Cameco's contingent obligation under this guarantee exceeds the amount included in the Cameco long-term debt as at December 31, 2003 by $14,647,000 (2002 – $81,086,000).

7. Provision for Reclamation

Cameco's estimates of future asset retirement obligations are based on reclamation standards that meet or exceed regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $234,000,000. These estimates are formally reviewed by Cameco technical personnel at least every two years or more frequently as required by regulatory agencies. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $198,674,000 in the form of letters of credit to satisfy current regulatory requirements.

Following is a reconciliation of the total liability for asset retirement obligations:

	2003	(Restated) 2002
	(Thousands)	
Balance, beginning of year	$ 159,344	$ 138,445
Additions to liabilities	–	19,600
Liabilities settled	(13,214)	(6,878)
Accretion expense	8,757	8,077
Remeasurement of non-Canadian liabilities	(4,443)	100
Balance, end of year	**$ 150,444**	**$ 159,344**

Following is a summary of the key assumptions on which the carrying amount of the asset retirement obligations is based:

(i) Total undiscounted amount of the estimated cash flows – $234,000,000.

(ii) Expected timing of payment of the cash flows – timing is based on life of mine plans. The majority of expenditures are expected to occur after 2013.

(iii) Discount rates – 7.5% for operations in North America; 8.5% for operations in Central Asia.

The asset retirement obligations liability is comprised of:

	2003	(Restated) 2002
	(Thousands)	
Uranium	$ 92,279	$ 96,463
Conversion	48,706	47,286
Gold	9,459	15,595
Total	**$ 150,444**	**$ 159,344**

8. Other Liabilities

	2003	2002
	(Thousands)	
Deferred revenue	$ 28,099	$ 2,102
Accrued post-retirement benefit liability [note 22]	3,389	4,092
Borrowed product	–	12,952
Other	6,271	7,308
	37,759	26,454
Less current portion	(1,563)	(16,931)
Net	**$ 36,196**	**$ 9,523**

9. Preferred Securities

Cameco issued $125,000,000 (US), 8.75% preferred securities in denominations of $25 (US) each due September 30, 2047 accruing interest from the date of issuance payable quarterly commencing December 31, 1998.

The preferred securities are redeemable, at the option of Cameco, in whole or in part at any time on or after October 14, 2003 at a redemption price equal to 100% of the principal amount of the preferred securities to be redeemed plus any accrued and unpaid interest thereon to the date of redemption.

The principal amounts of the preferred securities, net of after-tax issue costs of $4,330,000 (Cdn) have been classified as equity, and interest payments on an after-tax basis are classified as distributions of equity, as Cameco has the unrestricted ability to settle its obligations by delivering common shares of Cameco.

The fair value of the preferred securities approximates the carrying value.

10. Convertible Debentures

On September 25, 2003 the company issued unsecured convertible debentures in the amount of $230 million. The debentures bear interest at 5% per annum, mature on October 1, 2013, and at the holder's option are convertible into common shares of Cameco. The conversion price is $65 per share, a rate of approximately 15.4 common shares per $1,000 of convertible debentures. Interest is payable semi-annually in arrears on April 1 and October 1. The debentures are redeemable by the company beginning October 1, 2008 at a redemption price of par plus accrued and unpaid interest.

The convertible debentures are being accounted for in accordance with their substance and the principal amounts, net of after-tax issue costs, have been classified as equity. The interest payments, on an after-tax basis, will be classified as distributions of equity, as Cameco has the unrestricted ability to settle its obligations by delivering common shares of Cameco.

The fair value of the outstanding convertible debentures is based on the quoted market price of the debentures at December 31, 2003 and was approximately $308,200,000.

11. Share Capital

Authorized share capital:

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of voting common shares, and
One Class B share

(a) Common Shares

Number Issued	2003	2002
	(Number of Shares)	
Beginning of year	55,985,873	55,671,440
Issued:		
Stock option plan [note 20]	783,550	314,433
Issued share capital	**56,769,423**	**55,985,873**

Amount	2003	2002
	(Thousands)	
Beginning of year	$ 685,491	$ 676,404
Issued:		
Stock option plan [note 20]	25,572	9,087
Issued share capital	711,063	685,491
Less loans receivable [note 20]	(2,718)	(4,557)
End of year	**$ 708,345**	**$ 680,934**

(b) Class B Share

One Class B share issued during 1988 and assigned $1 of share capital, entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

(c) Contributed Surplus

The increase in contributed surplus of $2,439,000 is the result of expensing stock-based compensation (note 21).

12. Cumulative Translation Account

The balance of $(13,256,000) (2002 – $19,053,000) represents the cumulative unrealized net exchange gain (loss) on Cameco's net investments in foreign operations, and on the foreign currency debt and preferred securities designated as hedges of the net investments.

13. Interest and Other

	2003	2002	2001
		(Thousands)	
Interest on long-term debt	$ 19,715	$ 14,478	$ 20,116
Other interest and financing charges	2,221	2,039	1,616
Interest income	(6,776)	(6,842)	(10,773)
Foreign exchange (gains) losses	3,620	(1,648)	(791)
Mark-to-market loss	–	1,811	–
Capitalized interest	(14,043)	(11,795)	(12,534)
Net	**$ 4,737**	**$ (1,957)**	**$ (2,366)**

As a result of the Kumtor pit wall failure in 2002, certain gold contracts designated as hedges of Kumtor's gold production were no longer effective. Mark-to-market losses on these contracts were expensed.

14. Other Income (Expenses)

	2003	2002	2001
		(Thousands)	
Dividends on portfolio investments	$ 1,923	$ 205	$ 590
Equity in earnings (loss) of associated companies	(1,494)	(1,083)	–
Net	$ 429	$ (878)	$ 590

15. Income Taxes

The significant components of future income tax assets and liabilities at December 31 are as follows:

	2003	(Restated) 2002
	(Thousands)	
Assets		
Property, plant and equipment	$ 38,409	$ 52,638
Provision for reclamation	44,129	44,818
Foreign exploration and development	37,566	27,771
Other	743	4,634
Future income tax assets before valuation allowance	120,847	129,861
Valuation allowance	(67,499)	(69,505)
Future income tax assets, net of valuation allowance	$ 53,348	$ 60,356
Liabilities		
Property, plant and equipment	$ 531,295	$ 584,321
Inventories	5,060	9,198
Long-term investments	42,904	6,660
Future income tax liabilities	$ 579,259	$ 600,179
Net future income tax liabilities	$ 525,911	$ 539,823
Less current portion	(24,237)	(9,198)
	$ 501,674	$ 530,625

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2003	2002	2001
		(Thousands)	
Earnings before income taxes and minority interest	$ 196,596	$ 99,257	$ 107,653
Combined federal and provincial tax rate	44.1%	45.4%	45.5%
Computed income tax expense	86,699	45,063	48,982
Increase (decrease) in taxes resulting from:			
Change in tax legislation	(81,300)	–	–
Provincial royalties and other taxes	7,380	8,883	10,212
Federal resource allowance	(1,506)	(5,918)	(6,710)
Manufacturing and processing deduction	(8,443)	(283)	(791)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(18,968)	(7,379)	(12,895)
Large corporations and other taxes	4,988	4,521	4,558
Other	(4,844)	2,378	(1,115)
Income tax expense (recovery)	$ (15,994)	$ 47,265	$ 42,241

In 2003, the federal government introduced amendments to the Canadian Income Tax Act which provide for a reduction in the corporate tax rate on income from resource activities. The cumulative effect of the change in income tax legislation on Cameco's future income tax liability was $86,200,000.

In 2003, the Ontario government introduced amendments to the Corporations Tax Act which provide for an increase in the corporate tax rate on all income. The cumulative effect of the change in income tax legislation on Cameco's future income tax liability was $4,900,000.

	2003	2002 (Thousands)	2001
Current income taxes			
Canada	$ 6,984	$ 7,895	$ 7,704
Other	3,235	2,374	1,882
	$ 10,219	**$ 10,269**	**$ 9,586**
Future income taxes (recovery)			
Canada	$ (25,337)	$ 37,813	$ 30,945
Other	(876)	(817)	1,710
	$ (26,213)	**$ 36,996**	**$ 32,655**
Net	**$ (15,994)**	**$ 47,265**	**$ 42,241**

16. Other Operating Items

	2003	2002 (Thousands)	2001
Changes in non-cash working capital:			
Accounts receivable	$ 10,351	$ 27,396	$ (82,094)
Interest receivable	(2,022)	205	515
Inventories	(11,590)	10,932	7,469
Supplies and prepaid expenses	4,160	(1,157)	(24)
Accounts payable and accrued liabilities	24,180	18,342	5,992
Other liabilities	(2,860)	279	(2,117)
Hedge position settlements	30,852	14,794	(11,328)
Reclamation payments	(9,903)	(6,878)	(5,655)
Other	(11,045)	(3,036)	(1,336)
Total	**$ 32,123**	**$ 60,877**	**$ (88,578)**

17. Joint Ventures

Cameco conducts a portion of its exploration, development, mining and milling activities through joint ventures. Cameco's significant uranium joint venture interests are comprised of:

Producing:

McArthur River	69.81%
Key Lake	83.33%

Non-producing:

Cigar Lake	50.03%
Inkai	60.00%

Uranium joint ventures allocate uranium production to each joint venture participant and the joint venture participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by the joint venture are included in the cost of inventory. The majority of the uranium mining and development property, plant and equipment as disclosed in note 4 are held in joint ventures.

Cameco's gold joint venture interests are comprised of a 33.33% participation interest in Kumtor Gold Company. Kumtor Gold Company obtains revenue directly from the sale of products. Cameco's share of the assets and liabilities, revenue and expenses, and cash flows relating to the Kumtor joint venture is as follows:

	2003	(Restated) 2002
	(Thousands)	
Current assets	$ 27,795	$ 28,933
Property, plant and equipment	61,771	91,969
	$ 89,566	**$ 120,902**
Current liabilities	$ 7,458	$ 6,772
Long-term liabilities	51,305	86,301
Equity	30,803	27,829
	$ 89,566	**$ 120,902**

	2003	(Restated) 2002	(Restated) 2001
		(Thousands)	
Revenues	$ 109,287	$ 82,361	$ 110,225
Expenses	(99,863)	(92,036)	(81,180)
Net earnings (loss)	**$ 9,424**	**$ (9,675)**	**$ 29,045**
Cash provided by (used in)			
Operating activities	$ 36,810	$ 13,142	$ 39,804
Investing activities	(4,112)	(4,716)	(2,492)
Financing activities	(29,033)	(16,013)	(44,517)
Increase (decrease) in cash during the year	**$ 3,665**	**$ (7,587)**	**$ (7,205)**

18. Kumtor Gold Company (KGC) Joint Venture

On May 26, 1994, Cameco, the Republic of Kyrgyzstan and Kyrgyzaltyn, an instrumentality of the Republic, signed an amended joint venture master agreement that provided for the exploration, development, operation and arrangement of financing, of the Kumtor gold project by Cameco. KGC was formed in the Republic of Kyrgyzstan as a joint stock company to hold the assets of the Kumtor gold project pursuant to a master agreement among the parties. Kyrgyzaltyn holds a two-thirds interest in KGC and Cameco holds a one-third interest.

Cameco has guaranteed the repayment of KGC senior debt and has purchased political risk insurance to support the guarantee.

Cameco has proportionately consolidated its one-third interest in KGC.

KGC's long-term debt at December 31, is as follows:

	2003	2002
	(Thousands)	
Senior debt (US dollar denominated):		
• Commercial banks $17,000,000 (2002 – $77,000,000) (US) repayable in two remaining installments on December 1, 2004 $5,000,000 (US) and June 1, 2005 $12,000,000 (US). Interest is based on LIBOR plus an applicable percentage based on credit rating ranging from 0.8% to 1.55%.	$ 21,971	$ 121,629
Subordinated debt (US dollar denominated):		
• Shareholder loan from Cameco $61,037,000 (2002 – $61,037,000) (US) with interest based on LIBOR plus 6%, repayable in 12 equal semi-annual installments of $8,953,000 (US) commencing on December 2, 1999. In accordance with the terms of the loan agreement, certain installments have been deferred amounting to $34,178,000 (2002 – $16,272,000) (US)	78,884	96,414
• EBRD $10,000,000 (2002 – $10,000,000) (US)	12,924	15,796
• IFC $10,000,000 (2002 – $10,000,000) (US)	12,924	15,796
The IFC and EBRD subordinated debt is repayable in four equal semi-annual installments commencing on December 2, 2005, extendable at the option of EBRD or IFC to commence no later than December 2, 2013. The interest rate applicable to the EBRD and IFC subordinated debt is based on the cash generated by the project subject to a minimum interest rate. The annualized rate for 2003 was approximately 16.8% (2002 – 4.6%).		
Total KGC debt	$ 126,703	$ 249,635

Cameco's one-third proportionate share of KGC senior debt is $7,324,000 (2002 – $40,543,000) and of KGC's third party subordinated debt is $8,616,000 (2002 – $10,531,000) [note 6].

19. Investment in Bruce Power L.P. (Bruce Power)

(a) Investment

On February 14, 2003, Cameco, TransCanada PipeLines Limited (TransCanada) and BPC Generation Infrastructure Trust (BPC), amongst others, purchased a 79.8% interest in Bruce Power from British Energy plc (British Energy). Upon closing, Cameco increased its ownership interest in Bruce Power from 15% to 31.6%. TransCanada and BPC each hold, directly or indirectly, a 31.6% interest in Bruce Power with the Power Workers' Union Trust holding a 4% interest and the Society of Energy Professionals Trust holding a 1.2% interest. Cameco is using the equity method to account for this investment.

Cameco's purchase price for the additional interest in Bruce Power was approximately $204,466,000 including final closing adjustments. The purchase price was initially financed with cash and debt. The purchase price of Cameco's incremental 16.6% has been allocated as follows:

	(Thousands)
Net book value of assets acquired	$ 149,056
Excess of fair value over book value of assets acquired	144,545
Valuation of Bruce Power sales agreements	(68,593)
Pension liability	(20,542)
	$ 204,466

The amount allocated to the investment in Bruce Power includes an excess purchase price of approximately $144,545,000 over Cameco's incremental share of the book value of the underlying net assets. This amount will be amortized to income based on the expected useful life of the Bruce Power assets which extends to 2018. The valuation of Bruce Power sales contracts will be amortized to income over the remaining term of the underlying sales contracts, which extend to 2007. The approximate amount of pre-tax income relating to the amortization of the fair value allocated to these contracts is as follows:

	(Thousands)
2003	$ 20,071
2004	19,341
2005	13,133
2006	15,192
2007	856
Total	$ 68,593

The amount allocated to the pension liability will be amortized to income over the 11-year expected average remaining service life of Bruce Power employees, resulting in an annual pre-tax amortization to income of $1,867,000.

In addition, Cameco, TransCanada and BPC loaned Bruce Power funds to repay $225,000,000, plus accrued interest, in deferred lease payments to Ontario Power Generation Inc. (OPG). Cameco's share was $75,000,000 plus accrued interest. This loan is due February 14, 2008 and bears interest at 10.5% per annum.

Bruce Power holds a long-term lease with OPG to operate the Bruce nuclear power facility. The term of the lease, which expires in 2018 is 18 years with an option to extend the lease for up to an additional 25 years.

Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of the partnership. Cameco has provided the following financial assurances, with varying terms that range from 2003 to 2018:

(i) Licensing assurances to Canadian Nuclear Safety Commission of $88,000,000.

(ii) Guarantees to customers under power sale agreements of up to $127,171,000. At December 31, 2003, Cameco's actual exposure under these guarantees was $44,291,000.

(iii) Termination payments to OPG pursuant to the lease agreement of $58,333,000.

Under the lease agreement, OPG, as the owner of the Bruce nuclear plants, is responsible to decommission the Bruce facility and to provide funding and meet other requirements that the Canadian Nuclear Safety Commission (CNSC) may require of Bruce Power as licensed operator of the Bruce facility. OPG is also responsible to manage radioactive waste associated with decommissioning of the Bruce nuclear plants.

(b) Fuel Supply Agreements

Cameco has entered into fuel supply agreements with Bruce Power for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium and conversion services and finance the purchase of fabrication services. Contract terms are at market rates and on normal trade terms. During 2003, sales of uranium and conversion services to Bruce Power amounted to approximately 3% of Cameco's total revenue. At December 31, 2003, amounts receivable under these agreements totalled $30,193,000 (2002 – $18,349,000).

(c) **Supplementary Information – Bruce Power L.P. (100%)**

Balance Sheets

	2003	2002
	(Millions)	
Assets		
Current assets	$ 290	$ 232
Property, plant and equipment	2,032	1,623
Long-term receivables, and investments	201	214
	$ 2,523	$ 2,069
Liabilities and Partners' Capital		
Current liabilities	$ 194	$ 154
Long-term debt	1,244	1,115
	1,438	1,269
Partners' capital	1,085	800
	$ 2,523	**$ 2,069**

Statements of Earnings

	2003	2002	2001
		(Millions)	
Revenue	$ 1,208	$ 919	$ 599
Operating costs	853	750	471
Earnings before interest and taxes	355	169	128
Interest	69	63	41
Earnings before taxes	286	106	87
Cameco's share (i)	77	16	13
Adjustments (ii)	31	–	(1)
Cameco's share of earnings before taxes	**$ 108**	**$ 16**	**$ 12**

(i) Cameco's interest in Bruce Power earnings prior to February 14, 2003 was 15%. Subsequent to the acquisition of an additional 16.6% interest on February 14, 2003, Cameco's share is 31.6%.

(ii) In addition to its proportionate share of earnings from Bruce Power, Cameco records certain adjustments to account for any differences in accounting policy and to amortize fair values assigned to assets and liabilities at the time of acquisition.

(iii) The comparative data for 2001 is for a 7.5-month period from May 12 to December 31.

Statements of Cash Flows

	2003	2002	2001
		(Millions)	
Cash provided by operations	$ 387	$ 185	$ 140
Cash used in investing	(528)	(432)	(445)
Cash provided by financing	131	220	370

20. Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to directors, officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

Prior to 1999, participants were eligible to receive loans from Cameco to assist in the purchase of common shares pursuant to the exercise of options. The maximum term of the loans was 10 years from the date of the grant of the related option. The loans bear interest at a rate equivalent to the regular dividends paid on the common shares to which the loans were provided. Common shares purchased by way of a company loan are held in escrow in the account of the option holder and are pledged as security for the respective loan until the loan has been repaid in full. Outstanding loans are shown as a reduction of share capital.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 5,243,403, of which 1,779,279 shares have been issued.

Stock option transactions for the respective years were as follows:

	2003	2002	2001
		(Number of Shares)	
Beginning of year	2,223,750	2,195,783	1,987,883
Options granted	706,350	489,050	482,850
Options exercised [note 11]	(783,550)	(314,433)	(159,000)
Options cancelled	(106,550)	(146,650)	(115,950)
End of year	**2,040,000**	**2,223,750**	**2,195,783**
Exercisable	**954,100**	**1,331,550**	**1,362,983**

Upon exercise of certain existing options, additional options in respect of 184,550 shares would be granted.

Weighted average exercise prices were as follows:

	2003	2002	2001
Beginning of year	$ 38.98	$ 37.34	$ 38.72
Options granted	38.57	43.88	28.98
Options exercised	32.64	28.90	24.64
Options cancelled	58.06	52.33	43.52
End of year	**$ 40.22**	**$ 38.98**	**$ 37.34**
Exercisable	**$ 43.80**	**$ 41.41**	**$ 44.09**

Total options outstanding and exercisable at December 31, 2003 were as follows:

2003	Options Outstanding			Options Exercisable	
Option Price Per Share	**Number**	**Weighted Average Remaining Life**	**Weighted Average Exercisable Price**	**Number**	**Weighted Average Exercisable Price**
$15.00-35.00	538,400	5	$ 27.39	387,300	$ 26.83
35.01-55.00	1,311,000	7	40.59	377,450	46.04
55.01-75.50	190,600	3	73.93	189,350	74.04

21. Stock-Based Compensation

CICA Handbook Section 3870 establishes a fair-value based method of accounting for stock-based compensation plans which Cameco has adopted with retroactive effect to January 1, 2003.

For the year ended December 31, 2003, Cameco has recorded compensation expense of $2,439,000 with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees in 2003.

Cameco has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002 but prior to January 1, 2003. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The pro forma net earnings attributable to common shares, basic and diluted earnings per share after giving effect to the grant of these options in 2002 are:

	2003	2002
Pro forma net earnings attributable to common shares	$ 203,233	$ 41,303
Pro forma basic earnings per share	$ 3.62	$ 0.74
Pro forma diluted earnings per share	$ 3.56	$ 0.74

The fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions:

	2003	2002
Number of options granted	706,350	489,050
Average strike price	$ 38.62	$ 43.84
Dividend	$ 0.60	$ 0.50
Expected volatility	20%	20%
Risk-free interest rate	4.1%	5.0%
Expected life of option	5 years	5 years
Expected forfeitures	10%	17%
Weighted average grant date fair values	$ 8.14	$ 10.83

22. Pension and Other Post-Retirement Benefits

Cameco maintains both defined benefit and defined contribution plans providing pension and post-retirement benefits to substantially all of its employees.

Pension Plans

The pension expense for Cameco's defined contribution plans was $5,348,000 (2002 – $4,989,000; 2001 – $4,411,000).

The status of defined benefit pensions plans are as follows:

	2003	2002
	(Thousands)	
Accrued Benefit Obligation		
Balance at beginning of year	$ 14,595	$ 13,330
Current service cost	806	743
Interest cost	984	835
Actuarial gain	(483)	–
Benefits paid	(522)	(313)
Balance at end of year	$ 15,380	$ 14,595
Plan Assets		
Fair value at beginning of year	$ 10,684	$ 10,915
Actual return on plan assets	711	(528)
Employer contributions	10,885	610
Benefits paid	(522)	(313)
Fair value at end of year	$ 21,758	$ 10,684
Funded status	$ 6,378	$ (3,911)
Unamortized net actuarial loss	1,887	2,670
Unamortized transitional obligation	2,365	3,058
Accrued pension benefit asset	**$ 10,630**	**$ 1,817**

Significant actuarial assumptions used in calculating the net pension expense for Cameco's funded plans were as follows:

	2003	2002
Discount rate	6.5%	6.0%
Long-term rate of return on assets	7.0%	8.0%
Rate of increase in compensation levels	4.5%	4.5%

Net pension expense for the defined benefit pension plans has been determined as follows:

	2003	2002	2001
		(Thousands)	
Cost of benefits earned by employees	$ 806	$ 743	$ 743
Interest cost on benefits earned	984	835	998
Expected return on pension plan assets, net	(601)	(443)	(885)
Net amortization	883	752	694
Net pension expense	**$ 2,072**	**$ 1,887**	**$ 1,550**

Other Post-Retirement Benefits

Cameco provides post-retirement benefits to substantially all employees. The costs are accrued over the expected service lives of employees. No funding is provided. The status of the plan is as follows:

	2003	2002
	(Thousands)	
Accrued Benefit Obligation		
Balance at beginning of year	$ 4,092	$ 3,809
Current service cost	129	147
Interest cost	206	230
Actuarial gain	(952)	–
Benefits paid	(86)	(94)
Accrued post-retirement benefit liability	**$ 3,389**	**$ 4,092**

23. Property and Business Acquisitions

(a) AGR Limited

On March 5, 2002, Cameco acquired a 52% interest in AGR Limited (AGR). AGR is an Australia-based exploration company whose principal asset is a 95% interest in the Boroo gold deposit located in Mongolia. The purchase price was financed with $12,000,000 (US) in cash and the contribution of a neighboring property. In exchange, AGR issued 240 million shares to Cameco. The acquisition was accounted for using the purchase method and the results of operations are included in Cameco's consolidated financial statements from the effective date of the purchase.

The values assigned to the net assets acquired are as follows:

	(Thousands)
Cash and other working capital	$ 13,845
Property, plant and equipment	27,054
Minority interest	(18,981)
Net assets acquired	$ 21,918
Financed by:	
Cash	$ 19,562
Property, at carrying value	2,356
	$ 21,918

Subsequent to the acquisition, Cameco provided an additional $3,000,000 (US) of further exploration in the area in exchange for an incremental 4% interest in AGR (43 million shares), increasing its total interest to 56% at December 31, 2002.

(b) Smith Ranch

On July 22, 2002, Cameco acquired the assets comprising the Smith Ranch in situ leach (ISL) operation and various other ISL properties from Rio Algom Mining LLC. In exchange for these assets, Cameco assumed the decommissioning liabilities associated with the Smith Ranch operation. At the acquisition date, the value of the liabilities was estimated to be $9,157,000 (US). Cameco also secured forward sales commitments for more than 900,000 pounds of uranium concentrates. The acquisition was accounted for using the purchase method and the results of operations are included in Cameco's consolidated financial statements from the effective date of the purchase.

(c) UEX Corporation

On July 18, 2002, Cameco acquired a 35.3% ownership interest in UEX Corporation (UEX); a company traded on the Toronto Stock Exchange (TSX). The principal assets of UEX consist of several uranium exploration properties located in the Athabasca region of Northern Saskatchewan. In acquiring this interest, Cameco transferred its Hidden Bay exploration properties to UEX in exchange for approximately 31 million shares. In addition, Cameco purchased another 2 million shares at a price of $0.25 per share.

In 2002, Cameco recorded a gain of $2,670,000 on the transfer of its Hidden Bay properties to UEX. The equity method is being used to account for this investment.

24. Commitments and Contingencies

(a) An action against Cameco, Cameco Gold Inc., Kumtor Operating Company and certain other parties commenced in a Canadian court by certain dependants of nine persons seeking damages, in the amount of $20,700,000 plus interest and costs, and punitive damages, in connection with the death of the said nine persons in a helicopter accident in Kyrgyzstan on October 4, 1995, is continuing. This action is being defended by the insurers of Cameco. Management is of the opinion, after review of the facts with counsel, that the outcome of this action will not have a material financial impact on Cameco's financial position, results of operations or liquidity.

(b) An action against Cameco was filed by Oren Benton on November 28, 2000 in the State of Colorado, U.S.A.. The action alleges breach of contract and tortious interference and sets forth a claim for purported damages in excess of $200,000,000 (US). Cameco's motion to dismiss was granted by order filed November 15, 2002 and Mr. Benton's claim was dismissed. Mr. Benton has appealed this decision. The appeal was heard on November 20, 2003 and judgment was reserved.

Management is of the opinion, after review of the facts with counsel, that the claim is completely without merit and that the outcome of this action will not have a material financial impact on Cameco's financial position, results of operations or liquidity.

(c) Commitments

At December 31, 2003, Cameco's purchase commitments, the majority of which are fixed-price uranium and conversion purchase arrangements, were as follows:

	(Millions (US))
2004	$ 113
2005	128
2006	145
2007	144
2008	131
Thereafter	454
Total	$ 1,115

25. Financial Instruments

The majority of revenues are derived from the sale of uranium products. Cameco's financial results are closely related to the long- and short-term market price of uranium sales and conversion services. Prices fluctuate and can be affected by demand for nuclear power, worldwide production and uranium inventory levels, and political and economic conditions in uranium producing and consuming countries. Revenue from gold operations is largely dependent on the market price of gold, which can be affected by political and economic factors, industry activity and the policies of central banks with respect to their levels of gold held as reserves. Financial results are also impacted by changes in foreign currency exchange rates, interest rates and other operating risks.

To hedge risks associated with fluctuations in the market price for uranium, Cameco seeks to maintain a portfolio of uranium sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from price volatility. Cameco employs a number of financial instruments to hedge risks associated with gold prices and foreign currency exchange rates. Put and call options are used to establish a minimum and maximum price range for gold sales and exchange rates for cash flows denominated in a foreign currency. Cameco also enters into forward sales contracts to establish a price for future deliveries of gold and US dollars. Net realized gains (losses) on contracts designated as hedges are recorded as deferred revenues (deferred charges) and recognized in earnings when the related hedged transactions occur.

Cameco also uses instruments such as swaps, puts and calls and forward rate agreements to manage funding costs and reduce the impact of interest rate volatility.

Financial assets that are subject to credit risks include cash and securities, accounts receivable and commodity and currency instruments. Cameco mitigates credit risk on these financial assets by holding positions with a variety of large creditworthy institutions. Sales of uranium, with short payment terms, are made to customers that management believes are creditworthy.

Except as disclosed below, the fair market value of Cameco's financial assets and financial liabilities approximates net book value as a result of the short-term nature of the instrument or the variable interest rate associated with the instrument.

Currency

At December 31, 2003, Cameco had hedged $457,300,000 (US) at an average spot exchange rate of $1.41 designated to various dates through 2008 as follows:

	(Thousands)
2004	$ 257,300
2005	190,000
2006	60,000
2007	10,000
2008	(60,000)
Total	$ 457,300

These hedge positions consist entirely of spot-deferred forward contracts. The average exchange rate reflects contract prices as at December 31, 2003 to their initial maturity date which is earlier than the designation date in many cases. The realized exchange rate will depend on the forward premium (discount) that is earned (paid) as hedge contracts are extended to their final designation date.

At December 31, 2003, Cameco's net mark-to-market gain on these foreign currency instruments was $51,060,000 (Cdn).

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At December 31, 2003, deferred revenue to be recognized totalled $24,487,000.

Interest

At December 31, 2003, Cameco had in place $85,000,000 (Cdn) of interest rate swaps whereby Cameco receives fixed interest rates ranging from 3.0% to 6.1%. These positions are designated over various dates maturing as follows:

		(Thousands)
2005	$	32,500
2006		22,500
2007		–
2008		30,000
Total	$	85,000

At December 31, 2003, Cameco's net mark-to-market gain on these interest rate swaps was $1,964,000 (Cdn).

Commodity

At December 31, 2003, Cameco's share of gold hedging positions have been designated against deliveries as follows:

	Forwards		
	Ounces		Average Price (US$/oz)
2004	134,000	$	320
2005	91,000		312
2006	59,000		311
2007	9,000		309
	293,000	**$**	**315**

Average prices reflect contract prices as at December 31, 2003 to their initial maturity date which is earlier than the designation date in many cases.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At the end of 2003, Cameco's share of deferred charges to be recognized totalled $1,816,000 (US).

From the initial maturity date to the designation date contract prices are expected to accrue contango. The rate of contango earned will depend on the difference between future US interest rates and gold lease rates.

At December 31, 2003, the net mark-to-market loss on the above instruments was $20,199,000 (US).

Gold Commitment

As of December 31, 2003, Cameco agreed to provide credit support to a maximum of $130 (US) per ounce to the counterparties of KGC and AGR. At December 31, 2003, Cameco's maximum financial exposure under these arrangements based on outstanding commitments was $56,613,000 (US) (2002 – $60,724,000 (US)).

At December 31, 2003, Cameco's actual exposure under these arrangements, including its share of the net mark-to-market losses mentioned above, was $45,938,000 (US) (2002 – $37,838,000).

26. Per Share Amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the year net of shares held as security for employee loans to purchase such shares. The weighted average number of paid shares outstanding in 2003 was 56,119,557 (2002 – 55,780,978; 2001 – 55,398,552).

	2003	(Restated) 2002	(Restated) 2001
		(Thousands)	
Basic earnings per share computation			
Earnings available to common shareholders	$ 204,686	$ 43,523	$ 56,087
Weighted average common shares outstanding	56,120	55,781	55,399
Basic earnings per common share	**$ 3.65**	**$ 0.78**	**$ 1.01**
Diluted earnings per share computation			
Earnings available to common shareholders	$ 204,686	$ 43,523	$ 56,087
Dilutive effect of:			
Convertible debentures	2,290	–	–
Earnings available to common shareholders, assuming dilution	$ 206,976	$ 43,523	$ 56,087
Weighted average common shares outstanding	56,120	55,781	55,399
Dilutive effect of:			
Convertible debentures	950	–	–
Stock options	649	35	203
Other stock-based arrangements	34	24	16
Weighted average common shares outstanding, assuming dilution	57,753	55,840	55,618
Diluted earnings per common share	$ 3.58	$ 0.78	$ 1.01

Options whose exercise price was greater than the average market price were excluded from the calculation.

27. Segmented Information

Cameco has four reportable segments: uranium, conversion, gold and power. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The conversion segment involves the refining and conversion of uranium concentrate and the purchase and sale of conversion services. The gold segment involves the exploration for, mining, milling and sale of gold. The power segment involves the generation and sale of electricity.

Cameco's reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.

(a) **Business Segments**

2003 (millions)	Uranium	Conversion	Gold	(i) Power	Subtotal	(i) Adjustments	Total
Revenue	$ 570.3	$ 142.4	$ 114.2	$ 371.9	$ 1,198.8	$ (371.9)	$ 826.9
Expenses							
Products and services sold	394.6	92.0	52.2	228.2	767.0	(228.2)	538.8
Depreciation, depletion and reclamation	92.1	10.9	21.5	34.6	159.1	(34.6)	124.5
Exploration	13.3	–	8.7	–	22.0	–	22.0
Research & development	–	1.7	–	–	1.7	–	1.7
Other	(0.4)	–	–	1.2	0.8	(1.2)	(0.4)
Earnings from Bruce Power						(107.9)	(107.9)
Non-segmented expenses							51.6
Earnings before income taxes	70.7	37.8	31.8	107.9	248.2	–	196.6
Income tax expense (recovery)							(16.0)
Minority interest							(3.4)
Net earnings							216.0
Preferred securities charges, net of tax							9.0
Convertible debenture charges, net of tax							2.3
Net earnings attributable to common shares							$ 204.7
Assets	$ 2,294.8	$ 180.3	$ 346.1	$ 992.3	$ 3,813.5	$ (454.1)	$ 3,359.4
Capital expenditures for the year	$ 65.2	$ 6.0	$ 87.1	$ 156.5	$ 314.8	$ (156.5)	$ 158.3

2002 (restated) (millions)	Uranium	Conversion	Gold	(i) Power	Subtotal	(i) Adjustments	Total
Revenue	$ 523.7	$ 137.4	$ 87.2	$ 137.8	$ 886.1	$ (137.8)	$ 748.3
Expenses							
Products and services sold	345.1	82.7	58.3	100.7	586.8	(100.7)	486.2
Depreciation, depletion and reclamation	85.6	11.1	20.2	13.8	130.7	(13.8)	116.9
Exploration	11.8	–	9.7	–	21.5	–	21.5
Research & development	–	2.3	–	–	2.3	–	2.3
Other	(0.2)	–	1.8	7.5	9.1	(7.5)	1.6
Gain on property interests	(2.7)	–	–	–	(2.7)	–	(2.7)
Earnings from Bruce Power						(15.8)	(15.8)
Non-segmented expenses							39.2
Earnings before income taxes	84.1	41.3	(2.8)	15.8	138.4	–	99.2
Income tax expense							47.3
Minority interest							(0.9)
Net earnings							52.8
Preferred securities charges, net of tax							9.3
Net earnings attributable to common shares							$ 43.5
Assets	$ 2,309.8	$ 177.6	$ 349.2	$ 321.6	$ 3,158.2	$ (190.4)	$ 2,967.8
Capital expenditures for the year	$ 55.5	$ 6.9	$ 27.8	$ 64.8	$ 123.1	$ (64.8)	$ 90.2

2001 (restated) (millions)	Uranium	Conversion	Gold	(i) Power	Subtotal	(i) Adjustments	Total
Revenue	$ 471.4	$ 114.4	$ 115.0	$ 89.9	$ 790.7	$ (89.9)	$ 700.8
Expenses							
Products and services sold	298.0	72.0	52.1	63.9	486.0	(63.9)	422.1
Depreciation, depletion and reclamation	87.7	12.8	28.9	7.7	137.1	(7.7)	129.3
Exploration	10.1	–	8.1	–	18.2	–	18.2
Research & development	–	2.1	–	–	2.1	–	2.1
Other	(0.6)	–	–	–	(0.6)	–	(0.6)
Earnings from Bruce Power	–	–	–	6.1	6.1	(6.1)	(12.2)
Non-segmented expenses							34.2
Earnings before income taxes	76.2	27.5	25.9	12.2	141.9	–	107.6
Income tax expense							42.2
Net earnings							65.4
Preferred securities charges, net of tax							9.3
Net earnings attributable to common shares							$ 56.1
Assets	$ 2,389.2	$ 171.0	$ 326.5	$ 262.6	$ 3,149.3	$ (180.6)	$ 2,968.7
Capital expenditures for the year	$ 51.1	$ 4.8	$ 2.4	$ 17.0	$ 75.3	$ (17.0)	$ 58.3

(i) Consistent with the presentation of financial information for internal management purposes, Cameco's pro rata share of Bruce Power's financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.

(b) Geographic Segments

	2003	(Restated) 2002 (Millions)	(Restated) 2001
Revenue from products and services			
Canada - domestic	$ 40.2	$ 62.8	$ 50.1
- export	337.5	381.6	413.3
United States	335.0	216.7	122.4
Central Asia	114.2	87.2	115.0
	$ 826.9	$ 748.3	$ 700.8
Assets			
Canada	$ 2,833.0	$ 2,436.1	$ 2,486.8
United States	180.3	191.6	182.2
Central Asia	346.1	340.1	299.7
	$ 3,359.4	$ 2,967.8	$ 2,968.7

(c) Major Customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2003, revenues from one customer of Cameco's uranium and conversion segments represented approximately $97,000,000 (14%) of Cameco's total revenues. In 2002, revenues from one customer of Cameco's uranium and conversion segments represented approximately $92,000,000 (14%) of Cameco's total revenues. In 2001, revenues from one customer of Cameco's uranium and conversion segments represented approximately $84,000,000 (12%) of total revenue. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedules.

28. Subsequent Event

(a) On January 5, 2004 Cameco Corporation and the Kyrgyz government announced an agreement to transfer all of Kumtor Gold Company (KGC), the owner of the Kumtor gold mine in the Kyrgyz Republic, to a new jointly owned Canadian company called Centerra Gold Inc. (Centerra). In conjunction with its acquisition of KGC and Cameco's other gold assets, Centerra intends to undertake a public offering (IPO) in Canada. Cameco expects to hold a majority interest in Centerra following the IPO.

(b) On February 27, 2004, Cameco, through one of its wholly owned US subsidiaries, signed an agreement to purchase a 25.2% interest in assets comprising the South Texas Project (STP) from a wholly owned subsidiary of American Electric Power (AEP) for $333 million (US). STP consists primarily of two 1,250 megawatt (MW) nuclear power plants located in Texas. These two units were commissioned in 1988 and 1999 and are licensed until 2027 and 2028. The interest which Cameco intends to purchase is subject to a right of first refusal in favour of the current participants for a period of 90 days. The transaction is expected to close in the second half of 2004 and, based on current operating performance and market conditions, would have a positive impact on net earnings and for 2004. Cameco does not expect to finance the acquisition with debt and is looking at various options, including issuing equity.

29. Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

30. Generally Accepted Accounting Principles in Canada and the United States

The consolidated financial statements of Cameco are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).

(a) Reconciliation of earnings in accordance with Canadian GAAP to earnings determined in accordance with US GAAP:

	2003	2002	2001
		(Thousands)	
Net earnings under Canadian GAAP	$ 216,006	$ 52,863	$ 65,412
Adjustment to reverse Canadian GAAP restatement (viii)	–	2,597	(191)
Net earnings applicable to US GAAP	$ 216,006	$ 55,460	$ 65,221
Add (deduct) adjustments for:			
Interest on preferred securities and convertible debentures (i)	(19,186)	(17,238)	(17,268)
Capitalized interest (ii)	–	3,768	–
Depreciation and depletion (iii)	2,579	2,579	2,895
Mineral property costs (iv)	(6,047)	(6,188)	(6,806)
Pre-operating costs (v)	(200)	(2,578)	(6,232)
Hedges and derivative instruments (vi)	12,304	1,928	1,810
Realization of cumulative translation account (vii)	–	(1,585)	(3,273)
Earnings from Bruce Power (v) (vi)	(13,938)	(12,481)	–
Income tax effect of adjustments	10,121	14,116	14,542
Net earnings before cumulative effect of a change in accounting principle	201,640	37,781	50,889
Cumulative effect of a change in accounting principle (viii)	10,683	–	–
Net earnings under US GAAP	212,323	37,781	50,889
Hedges and derivative instruments (vi)	29,508	(6,203)	(22,253)
Foreign currency translation adjustments	(32,309)	859	1,509
Unrealized loss on available-for-sale securities (ix)	(1,058)	(334)	(8,300)
Comprehensive income under US GAAP	$ 230,932	$ 32,103	$ 21,845
Basic net earnings per share under US GAAP	$ 3.78	$ 0.68	$ 0.92
Diluted earnings per share under US GAAP	$ 3.72	$ 0.68	$ 0.92

(b) Comparison of balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with US GAAP:

(i) Balance Sheets

	2003 Canadian GAAP	2003 US GAAP	2002 (Restated) Canadian GAAP	2002 US GAAP
	(Thousands)		(Thousands)	
Current assets	$ 678,278	$ 672,340	$ 650,043	$ 644,105
Property, plant and equipment	2,072,156	808,483	2,060,250	750,628
Mineral interests and other intangibles (x)	–	1,225,804	–	1,250,365
Long-term receivables, investments and other	608,977	593,520	257,523	237,013
Total assets	**$ 3,359,411**	**$3,300,147**	**$2,967,816**	**$2,882,111**
Current liabilities	$ 197,841	$ 188,983	$ 171,377	$ 167,258
Long-term debt	238,707	623,173	218,290	412,053
Provision for reclamation	150,444	150,444	159,344	155,036
Other liabilities (vi)	36,196	22,097	9,523	57,999
Deferred income taxes	501,674	487,388	530,625	485,447
	1,124,862	1,472,085	1,089,159	1,277,793
Minority interest	14,690	14,690	18,078	18,078
Shareholders' equity				
Preferred securities	158,022	–	193,763	–
Convertible debentures	226,444	–	–	–
Share capital	708,345	708,345	680,934	680,934
Contributed surplus	474,927	474,927	472,488	472,488
Retained earnings	665,377	597,219	494,341	418,546
Accumulated other comprehensive income				
- cumulative translation account	(13,256)	7,966	19,053	40,275
- available-for-sale securities (ix)	–	23,864	–	2,454
- hedges and derivative instruments (vi)	–	1,051	–	(28,457)
	2,219,859	1,813,372	1,860,579	1,586,240
Total liabilities and shareholders' equity	**$ 3,359,411**	**$3,300,147**	**$2,967,816**	**$2,882,111**

(ii) **Components of accounts payable and accrued liabilities are as follows:**

	2003 Canadian GAAP	2003 US GAAP	2002 Canadian GAAP	2002 US GAAP
	(Thousands)		(Thousands)	
Accounts payable	$ 120,436	$ 120,436	$ 84,906	$ 84,906
Taxes and royalties payable	29,444	29,444	26,340	22,221
Accrued liabilities	7,650	7,650	20,686	20,686
Total accounts payable and accrued liabilities	**$ 157,530**	**$ 157,530**	**$ 131,932**	**$ 127,813**

(c) The effects of these adjustments would result in the consolidated statements of cash flows reporting the following under US GAAP:

	2003	2002	2001
		(Thousands)	
Cash provided by operations	$ 224,540	$ 231,184	$ 95,568
Cash used in investing	$ (441,540)	$ (72,006)	$ (127,306)
Cash provided by (used in) financing	$ 242,973	$ (134,819)	$ 32,344

(d) A description of certain significant differences between Canadian GAAP and US GAAP follows:

(i) Preferred Securities and Convertible Debentures

These instruments are classified as equity under Canadian GAAP and interest payments, on an after-tax basis, are classified as distributions of equity. Under US GAAP, they are classified as debt and interest payments are included in interest expense.

(ii) Capitalized Interest

Cameco's policy under both Canadian GAAP and US GAAP is to capitalize interest on expenditures related to construction of development projects actively being prepared for their intended use. Under US GAAP, a portion of the interest on the preferred securities, classified as debt under US GAAP, would be capitalized to development properties.

(iii) Writedown of Mineral Properties

Under both Canadian and US GAAP, property, plant and equipment must be assessed for potential impairment. In 2003 there is no longer any difference in the calculation of an impairment loss between Canadian and US GAAP. However, as a result of previous differences in the amounts of impairment losses recognized under US and Canadian GAAP, there is a difference in the amount of depreciation and depletion charged to earnings.

(iv) Mineral Property Costs

Consistent with Canadian GAAP, Cameco defers costs related to mineral properties once the decision to proceed to development has been made. Under US GAAP, these costs are expensed until such time as a final feasibility study has confirmed the existence of a commercially mineable deposit.

(v) Pre-Operating Costs

Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved. After such time, those costs are amortized over the estimated life of the project. Under US GAAP, such costs are expensed as incurred as required by AICPA Statement of Position 98-5, Reporting on the Cost of Start-Up Activities. In 2000, these costs related to the production of uranium concentrates at the McArthur River mine and were charged to product inventory. Portions of this product inventory were sold in each of the years.

During 2003, $17,917,000 (2002 – $8,628,000) of costs related to the restart of two nuclear reactors at Bruce Power were considered to be startup costs required to be expensed under US GAAP.

(vi) Hedges and Derivative Instruments

During 2003, $12,304,000 was excluded from the assessment of hedge effectiveness. For amounts included in the balance sheet as accumulated other comprehensive income as at December 31, 2003, a gain of $250,000 (after tax) relates to the hedging of interest rate risk, a loss of $18,971,000 (after tax) relates to the hedging of gold price risk, and a gain of $38,625,000 (after tax) relates to the hedging of foreign exchange rate risk. Of these amounts, $14,890,000 (after tax) would be recorded in earnings during 2004 if market conditions remained unchanged. The impact on other comprehensive income for 2003 is $26,107,000 after consideration of the reversal of the 2002 amounts described below. During 2003, no net gains or losses from the hedging of net investments were realized.

During 2002, $1,928,000 was excluded from the assessment of hedge effectiveness. For amounts included in other comprehensive income as at December 31, 2002, a gain of $277,000 (after tax) relates to the hedging of interest rate risk, a loss of $18,076,000 (after tax) relates to the hedging of gold price risk, and a loss of $10,658,000 (after tax) relates to the hedging of foreign exchange rate risk. During 2002, no net gains or losses from the hedging of net investments were realized.

Prior to July, 2003, $3,979,000 of gains related to Bruce Power energy contracts did not qualify for hedge accounting under US GAAP as the documentation required for hedge accounting was not contemplated at the time of entering into the contracts. The impact on other comprehensive income for 2003 is $3,401,000.

(vii) Realization of Cumulative Translation Account

Under Canadian GAAP, a proportionate amount of the cumulative translation account is recognized in earnings when a portion of the net investment in a subsidiary is realized. US GAAP does not allow for any of the cumulative translation account to be taken to earnings unless a portion of the investment has been sold or substantially liquidated.

(viii) Cumulative Effect of a Change in Accounting Policy

In 2001, the FASB issued Statement 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. Statement 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

For Canadian GAAP, the cumulative effect of the change in policy on the balance sheet at December 31, 2002 is to increase property, plant and equipment by $23 million, future income taxes by $8 million, liabilities by $4 million and opening retained earnings by $11 million. Under US GAAP no restatement is required.

(ix) Available-for-Sale Securities

Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market values with unrealized gains or losses reflected as a separate component of shareholders' equity and included in comprehensive income. Cameco's investments in Energy Resources of Australia Ltd., Batavia Mining Ltd. (formerly Menzies Gold NL) and Tenke Mining Corp. are classified as available-for-sale. The fair market value of these investments at December 31, 2003 was $41,428,000 (2002 – $20,018,000). The cumulative unrealized gain at December 31, 2003 was $23,864,000.

(x) Mineral Interests and Other Intangible Assets

Under US GAAP, acquisition costs associated with mining interests are classified according to the land tenure position. Costs associated with owned mineral claims and mining leases where the company does not own the underlying land are classified as definite life intangible assets and amortized over the period of intended use.

For mineral claims with proven and probable reserves, amortization is taken on a unit of production basis resulting in no charge during the exploration and development phases.

(e) Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair-value based method of accounting for employee stock options. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, which is similar to the method applied under Canadian GAAP and followed by Cameco prior to 2003. For periods prior to adoption, companies that continue to follow the intrinsic value based method must disclose pro-forma earnings and earnings per share information under the fair-value method.

Cameco has adopted the fair-value method of accounting for employee stock options with retroactive effect to January 1, 2003. Pursuant to new transitional rules related to accounting for stock-based compensation under Canadian GAAP, Cameco chose to record compensation expense for all employee stock options granted on or after January 1, 2003 with a corresponding increase to contributed surplus. Compensation expense for options granted during 2003 is determined based on the estimated fair values at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy has increased expenses by $2,439,000 in 2003.

Cameco has applied the pro forma disclosure provisions of the standard to awards granted prior to January 1, 2003. The pro forma net earnings attributable to common shares, basic and diluted earnings per share after giving effect to the grant of these options are:

	2003	2002	2001
		(Thousands)	
Net earnings for the year in accordance with US GAAP as calculated above	$ 212,323	$ 37,781	$ 50,889
Effect of recording compensation expense under stock options plans	(2,027)	(3,991)	(4,168)
Pro-forma net earnings after application of SFAS 123	$ 210,296	$ 33,790	$ 46,721
Pro-forma basic net earnings per common share after application of SFAS 123	$ 3.75	$ 0.61	$ 0.84
Pro-forma diluted net earnings per common share after application of SFAS 123	$ 3.68	$ 0.61	$ 0.84

In calculating the foregoing pro-forma amounts, the fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001
Dividend	$ 0.50	$ 0.50
Expected volatility	20.0%	39.6%
Risk-free interest rate	5.0%	5.5%
Expected life of option	5 years	8 years
Expected forfeitures	17.0%	20.0%

(f) New Accounting Pronouncements

In 2002, the FASB issued Financial Interpretation 45 (FIN 45) that requires the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events. The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003. For guarantees that existed at December 31, 2003, FIN 45 requires additional disclosures which have been included in these financial statements to the extent applicable to Cameco.

During 2003, the FASB issued Financial Interpretation 46 Revised (FIN 46 Revised) that requires the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as variable interests). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of the entity's assets and liabilities. The holder of the majority of an entity's variable interests will be required to consolidate the variable interest entity. This change has not had any impact on these consolidated financial statements.

Summary of Significant Accounting Policies

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and, except as described in note 30, conform in all material respects with accounting principles generally accepted in the United States. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. The most significant estimates are related to the lives and recoverability of mineral properties, provisions for decommissioning and reclamation of assets, future income taxes, financial instruments and mineral reserves. Actual results could differ from these estimates. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

Consolidation Principles

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. Under this method, Cameco includes in its accounts its proportionate share of assets, liabilities, revenues and expenses.

Cash

Cash consists of balances with financial institutions and investments in money market instruments which have a term to maturity of three months or less.

Inventories

Inventories of broken ore, uranium concentrates and refined and converted products are valued at the lower of average cost and net realizable value.

Supplies

Consumable supplies and spares are valued at the lower of cost or replacement value.

Investments

Investments in associated companies over which Cameco has the ability to exercise significant influence are accounted for by the equity method. Under this method, Cameco includes in earnings its share of earnings or losses of the associated company. Portfolio investments are carried at cost or at cost less amounts written off to reflect a decline in value that is other than temporary.

Property, Plant and Equipment

Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains or losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production. The carrying values of property, plant and equipment are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

Non-Producing Properties

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred and carried at cost with the intention that these will be depleted by charges against earnings from future mining operations. No depreciation or depletion is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depleted over the remaining life of the related assets.

The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

Property Evaluations

Cameco reviews the carrying values of its properties when changes in circumstances indicate that those carrying values may not be recoverable. Estimated future net cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. An impairment loss is recognized when the carrying value of an asset held for use exceeds the sum of undiscounted future net cash flows. An impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value.

Future Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period which includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Capitalization of Interest

Interest is capitalized on expenditures related to construction or development projects actively being prepared for their intended use. Capitalization is discontinued when the asset enters commercial operation or development ceases.

Depreciation and Depletion

Conversion services assets, mine buildings, equipment and mineral properties are depreciated or depleted according to the unit-of-production method. This method allocates the costs of these assets to each accounting period. For conversion services, the amount of depreciation is measured by the portion of the facilities' total estimated lifetime production that is produced in that period. For mining, the amount of depreciation or depletion is measured by the portion of the mines' economically recoverable proven and probable ore reserves which are recovered during the period.

Other assets are depreciated according to the straight-line method based on estimated useful lives, which generally range from three to 10 years.

Research and Development and Exploration Costs

Expenditures for applied research and technology related to the products and processes of Cameco and expenditures for geological exploration programs are charged against earnings as incurred.

Environmental Protection and Reclamation Costs

The fair value of the liability for an asset retirement obligation is recognized in the period incurred. The fair value is added to the carrying amount of the associated asset and depreciated over the asset's useful life. The liability is accreted over time through periodic charges to earnings and it is reduced by actual costs of decommissioning and reclamation. Cameco's estimates of reclamation costs could change as a result of changes in regulatory requirements and cost estimates. Expenditures relating to ongoing environmental programs are charged against earnings as incurred or capitalized and depreciated depending on their relationship to future earnings.

Employee Future Benefits

Cameco accrues its obligations under employee benefit plans. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health-care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Past service costs arising from plan amendments and net actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

Stock-Based Compensation

Cameco has a stock option plan that is described in note 20. Options granted under the plan on or after January 1, 2003 are accounted for using the fair-value method. Under this method, the compensation cost of options granted is measured at estimated fair value at the grant date and recognized over the vesting period.

For options granted under the stock option plan prior to January 1, 2003, no compensation expense was recognized when the stock options were granted. Any consideration paid on exercise of stock options is credited to share capital.

Cameco accounts for other stock-based compensation arrangements in accordance with the fair-value method of accounting.

Revenue Recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers. Third party fabricators process Cameco's products into fuel for use in nuclear reactors.

Cameco records revenue on the sale of its nuclear products to utility customers when title to the product transfers and delivery is effected through book transfer. Since nuclear products must be stored at licensed storage facilities, Cameco may hold customer-owned product at its premises prior to shipment of the product to third parties for further processing.

Cameco records revenue on the sale of gold when title passes and delivery is effected.

Amortization of Financing Costs

Debt discounts and issue expenses associated with long-term financing are deferred and amortized over the term of the issues to which they relate.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at year-end rates of exchange. Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at rates in effect at the time of the transactions. The applicable exchange gains and losses arising on these transactions are reflected in earnings.

Foreign currency gains or losses arising on translation of long-term monetary items with a fixed or ascertainable life beyond the end of the following fiscal year are deferred and amortized to earnings over the remaining life of the item.

The United States dollar is considered the functional currency of most of Cameco's uranium and gold operations outside of Canada. The financial statements of these operations are translated into Canadian dollars using the current-rate method whereby all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange prevailing during the year. Exchange gains and losses arising from this translation, representing the net unrealized foreign currency translation gain (loss) on Cameco's net investment in these foreign operations, are recorded in the cumulative translation account component of shareholders' equity. Exchange gains or losses arising from the translation of foreign debt and preferred securities designated as hedges of a net investment in foreign operations are also recorded in the cumulative translation account component of shareholders' equity. These adjustments are not included in earnings until realized through a reduction in Cameco's net investment in such operations.

Derivative Financial Instruments and Hedging Transactions

Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Cameco formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Gains and losses related to hedging items are deferred and recognized in the same period as the corresponding hedged items. If derivative financial instruments are closed before planned delivery, gains or losses are recorded as deferred revenue or deferred charges and recognized on the planned delivery date. In the event a hedged item is sold, extinguished or matures prior to the termination of the related hedging instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings.

Per Share Amounts

Per share amounts are calculated using the weighted average number of paid common shares outstanding.

MINERAL RESERVES

(Property Total)

(as of December 31, 2003)

Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.

Uranium Reserves (100% basis)

PROPERTY	PROVEN Tonnes thousands	PROVEN Grade % U_3O_8	PROVEN Content million lbs U_3O_8	PROBABLE Tonnes thousands	PROBABLE Grade % U_3O_8	PROBABLE Content million lbs U_3O_8	TOTAL RESERVES Tonnes thousands	TOTAL RESERVES Grade % U_3O_8	TOTAL RESERVES Content million lbs U_3O_8	TOTAL RESERVES Cameco's Share million lbs U_3O_8
Cigar Lake	497.0	20.67	226.3	54.0	4.41	5.2	551.0	19.06	231.5	115.8
Crow Butte	876.0	0.23	4.5	338.0	0.27	2.0	1,214.0	0.24	6.5	6.5
Gas Hills	1,677.0	0.17	6.4	1,000.0	0.18	4.0	2,677.0	0.18	10.4	10.4
Highland	1,060.0	0.12	2.8	1,628.0	0.14	5.1	2,688.0	0.13	7.9	8.0
Inkai	22,700.0	0.06	28.3	63,700.0	0.05	63.2	86,400.0	0.05	91.5	54.9
Key Lake	61.9	0.52	0.7	-	-	-	61.9	0.52	0.7	0.6
McArthur River	596.5	26.63	350.2	204.5	19.14	86.3	801.0	24.72	436.5	304.7
North Butte/Brown Ranch	-	-	-	2,666.0	0.13	7.5	2,666.0	0.13	7.5	7.5
Peach	609.0	0.18	2.4	418.0	0.22	2.1	1,027.0	0.20	4.5	4.5
Rabbit Lake	440.0	1.29	12.5	-	-	-	440.0	1.29	12.5	12.5
Ruby Ranch	1,426.0	0.09	2.9	1,013.0	0.06	1.4	2,439.0	0.08	4.3	4.3
Ruth	-	-	-	519.0	0.11	1.2	519.0	0.11	1.2	1.2
Smith Ranch	2,944.0	0.09	5.8	6,789.0	0.09	13.6	9,733.0	0.09	19.4	19.4
Total	**32,887.4**	**0.89**	**642.8**	**78,329.5**	**0.11**	**191.6**	**111,217.9**	**0.34**	**834.4**	**550.3**

Gold Reserves (100% basis)

PROPERTY	PROVEN Tonnes thousands	PROVEN Grade g/t Au	PROVEN Content thousands oz Au	PROBABLE Tonnes thousands	PROBABLE Grade g/t Au	PROBABLE Content thousands oz Au	TOTAL RESERVES Tonnes thousands	TOTAL RESERVES Grade g/t Au	TOTAL RESERVES Content thousands oz Au	TOTAL RESERVES Cameco's Share thousands oz Au
Boroo	-	-	-	10,175	3.52	1,153	10,175	3.52	1,153	617
Kumtor Gold	18,539	3.41	2,032	6,765	3.50	761	25,304	3.43	2,793	931
Total	**18,539**	**3.41**	**2,032**	**16,940**	**3.51**	**1,914**	**35,479**	**3.46**	**3,946**	**1,548**

World's largest, highest grade uranium deposits

	Total Proven & Probable Reserves million lbs U_3O_8	Average Grade % U_3O_8
Cigar Lake	231.5	19.06
McArthur River	436.5	24.72
Total	668.0	22.41
Cameco's Share	420.5	22.85

MINERAL RESOURCES

(Property Total)

(as of December 31, 2003)

Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.

Uranium Resources (100% basis)

PROPERTY	MEASURED			INDICATED			MEASURED + INDICATED				INFERRED RESOURCES			
	Tonnes thousands	Grade % U_3O_8	Content million lbs U_3O_8	Tonnes thousands	Grade % U_3O_8	Content million lbs U_3O_8	Tonnes thousands	Grade % U_3O_8	Content million lbs U_3O_8	Cameco's Share million lbs U_3O_8	Tonnes thousands	Grade % U_3O_8	Content million lbs U_3O_8	Cameco's Share million lbs U_3O_8
Cigar Lake	-	-	-	-	-	-	-	-	-	-	317.0	16.92	118.2	59.1
Crow Butte	-	-	-	1,184.0	0.26	6.8	1,184.0	0.26	6.8	6.8	1,824.0	0.20	8.0	8.0
Dawn Lake	-	-	-	347.0	1.69	12.9	347.0	1.69	12.9	7.4	-	-	-	-
Gas Hills	1,846.0	0.09	3.7	1,183.0	0.09	2.4	3,029.0	0.09	6.1	6.0	-	-	-	-
Highland	1,149.0	0.09	2.2	1,239.0	0.12	3.1	2,388.0	0.10	5.3	5.4	588.0	0.15	2.0	2.0
Inkai	-	-	-	3,600.0	0.04	2.9	3,600.0	0.04	2.9	1.7	253,918.0	0.05	268.0	160.8
McArthur River	43.5	10.28	9.9	543.3	9.43	112.9	586.8	9.49	122.8	85.7	-	-	-	-
North Butte/ Brown Ranch	-	-	-	2,681.0	0.12	6.8	2,681.0	0.12	6.8	6.8	686.0	0.09	1.4	1.4
Northwest Unit	-	-	-	1,859.0	0.06	2.4	1,859.0	0.06	2.4	2.4	997.0	0.05	1.1	1.1
Peach	444.0	0.10	1.0	148.0	0.17	0.5	592.0	0.11	1.5	1.5	-	-	-	-
Rabbit Lake	-	-	-	310.0	0.58	4.0	310.0	0.58	4.0	4.0	-	-	-	-
Reynolds Ranch	1,311.0	0.09	2.7	4,597.0	0.08	7.8	5,908.0	0.08	10.5	10.4	5,575.0	0.06	7.4	7.4
Ruby Ranch	483.0	0.08	0.9	389.0	0.07	0.6	872.0	0.08	1.5	1.4	-	-	-	-
Ruth	-	-	-	481.0	0.07	0.8	481.0	0.07	0.8	0.8	-	-	-	-
Shirley Basin	89.0	0.15	0.3	1,637.0	0.11	4.1	1,726.0	0.12	4.4	4.4	490.0	0.10	1.1	1.1
Smith Ranch	559.0	0.10	1.3	69.0	0.09	0.1	628.0	0.10	1.4	1.4	2,358.0	0.08	4.3	4.3
Total	**5,924.5**	**0.17**	**22.0**	**20,267.3**	**0.38**	**168.1**	**26,191.8**	**0.33**	**190.1**	**146.1**	**266,753.0**	**0.07**	**411.5**	**245.2**

Gold Resources (100% basis)

PROPERTY	MEASURED			INDICATED			MEASURED + INDICATED				INFERRED RESOURCES			
	Tonnes thousands	Grade g/t Au	Content thousands oz Au	Tonnes thousands	Grade g/t Au	Content thousands oz Au	Tonnes thousands	Grade g/t Au	Content thousands oz Au	Cameco's Share thousands oz Au	Tonnes thousands	Grade g/t Au	Content thousands oz Au	Cameco's Share thousands oz Au
Boroo	-	-	-	3,387	2.09	228	3,387	2.09	228	122	-	-	-	-
Kumtor Gold	5,394	3.59	622	6,829	4.75	1,043	12,223	4.24	1,665	555	5,773	3.90	723	241
Total	**5,394**	**3.59**	**622**	**10,216**	**3.87**	**1,271**	**15,610**	**3.77**	**1,893**	**677**	**5,773**	**3.90**	**723**	**241**

550,000,000

{ Pounds of reserves }

Cameco has 550 million pounds of proven and probable uranium reserves.

RECONCILIATION OF CAMECO'S SHARE OF URANIUM RESERVES

(in thousands of pounds U_3O_8)

(as of December 31, 2003)

Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.

Reserves - Proven

PROPERTY	Dec 31 2002	2003 Throughput[1]	Addition[2] (Deletion)	Dec 31 2003
Cigar Lake	113,222	0	-	113,222
Crow Butte	5,345	(817)	-	4,528
Gas Hills	8,318	0	(1,957)	6,361
Highland	2,970	(266)	127	2,831
Inkai	0	0	16,969	16,969
Key Lake	590	0	-	590
McArthur River	310,331	(10,516)	(55,353)[3]	244,462
Peach	3,170	0	(746)	2,424
Rabbit Lake	17,580	(5,845)	755	12,490
Ruby Ranch	2,896	0	-	2,896
Smith Ranch	6,681	(949)	110	5,842
Total Proven Reserves	**471,103**	**(18,393)**	**(40,095)**	**412,615**

Reserves - Probable

PROPERTY	Dec 31 2002	2003 Throughput[1]	Addition[2] (Deletion)	Dec 31 2003
Cigar Lake	2,625	0	-	2,625
Crow Butte	1,771	0	227	1,998
Gas Hills	5,244	0	(1,234)	4,010
Highland	5,059	0	84	5,143
Inkai	0	0	37,930	37,930
McArthur River	8,442	0	51,780[3]	60,222
North Butte/Brown	9,659	0	(2,207)	7,452
Peach	3,792	0	(1,732)	2,060
Ruby Ranch	1,424	0	-	1,424
Ruth	0	0	1,249	1,249
Smith Ranch	13,711	0	(110)	13,601
Total Probable Reserves	**51,727**	**0**	**85,987**	**137,714**
Total Reserves	**522,830**	**(18,393)**	**45,892**	**550,329**

[1] Corresponds to millfeed. The discrepancy between the 2003 millfeed and Cameco's share of 2003 pounds U_3O_8 produced is due to mill recovery, mill inventory and the processing of low-grade material.

[2] Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.

[3] In January 2003 Cameco initiated a formal review of the mining plan and proposed mining methods and a review of the reserves classification at McArthur River as a result of uncertainty associated with the productivity of the jetboring and boxhole boring mining methods at McArthur River and not as a result of the water inflow event. The jetboring and boxhole boring mining methods may be utilized for parts of the orebody where the raiseboring method may be inappropriate. The completion of the review reflecting this uncertainty resulted in the reclassification of 51.8 million lbs U_3O_8 of proven reserves to probable reserves at McArthur River.

RECONCILIATION OF CAMECO'S SHARE OF URANIUM RESOURCES

(in thousands of pounds U_3O_8)

(as of December 31, 2003)

Resources - Measured

PROPERTY	Dec 31 2002	2003 Throughput[1]	Addition[2] (Deletion)	Dec 31 2003
Gas Hills	3,665	0	-	3,665
Highland	2,212	0	-	2,212
Inkai	8,245	0	(8,245)	0
McArthur River	1,114	0	5,765	6,879
Peach	997	0	-	997
Reynolds Ranch	2,654	0	-	2,654
Ruby Ranch	862	0	-	862
Shirley Basin	304	0	-	304
Smith Ranch	1,264	0	-	1,264
Total Measured Resources	**21,317**	**0**	**(2,480)**	**18,837**

Resources - Indicated

PROPERTY	Dec 31 2002	2003 Throughput[1]	Addition[2] (Deletion)	Dec 31 2003
Crow Butte	8,500	0	(1,651)	6,849
Dawn Lake	7,436	0	-	7,436
Gas Hills	2,364	0	-	2,364
Highland	2,972	0	176	3,148
Inkai	48,866	0	(47,126)	1,740
McArthur River	76,691	0	2,120	78,811
North Butte/Brown	5,611	0	1,218	6,829
Northwest Unit	2,361	0	-	2,361
Peach	1,623	0	(1,076)	547
Rabbit Lake	1,998	0	1,960	3,958
Reynolds Ranch	7,791	0	-	7,791
Ruby Ranch	581	0	-	581
Ruth	2,065	0	(1,304)	761
Shirley Basin	4,085	0	-	4,085
Smith Ranch	133	0	-	133
Total Indicated Resources	173,077	0	(45,683)	127,394
Total Measured & Indicated	**194,394**	**0**	**(48,163)**	**146,231**

Resources - Inferred

PROPERTY	Dec 31 2002	2003 Throughput[1]	Addition[2] (Deletion)	Dec 31 2003
Cigar Lake	59,105	0	-	59,105
Crow Butte	7,333	0	709	8,042
Highland	1,977	0	-	1,977
Inkai	170,520	0	(9,727)	160,793
North Butte/Brown	1,367	0	-	1,367
Northwest Unit	1,093	0	-	1,093
Reynolds Ranch	7,442	0	-	7,442
Shirley Basin	1,132	0	-	1,132
Smith Ranch	4,295	0	-	4,295
Total Inferred Resources	**254,264**	**0**	**(9,018)**	**245,246**

RECONCILIATION OF CAMECO'S SHARE OF GOLD RESERVES

(in troy ounces)

(as of December 31, 2003)

RECONCILIATION OF CAMECO'S SHARE OF GOLD RESOURCES

(in troy ounces)

(as of December 31, 2003)

Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.

Reserves - Proven

PROPERTY	Dec 31 2002	2003 Throughput[1]	Addition[2] (Deletion)	Dec 31 2003
Kumtor Gold	1,127,000	(270,000)	(180,000)	677,000
Total Proven Reserves	**1,127,000**	**(270,000)**	**(180,000)**	**677,000**

Reserves - Probable

PROPERTY	Dec 31 2002	2003 Throughput[1]	Addition[2] (Deletion)	Dec 31 2003
Boroo	606,000	(6,000)	17,000	617,000
Kumtor Gold	24,000	-	230,000	254,000
Total Probable Reserves	**630,000**	**(6,000)**	**247,000**	**871,000**
Total Reserves	**1,757,000**	**(276,000)**	**67,000**	**1,548,000**

[1] Corresponds to millfeed. The discrepency between the 2003 millfeed and Cameco's share of 2003 pounds U_3O_8 produced is due to mill recovery, mill inventory and the processing of low-grade material.

[2] Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.

Resources - Measured

PROPERTY	Dec 31 2002	2003 Throughput[1]	Addition[2] (Deletion)	Dec 31 2003
Kumtor Gold	0	0	207,000	207,000
Total Measured Resources	0	0	207,000	207,000

Resources - Indicated

PROPERTY	Dec 31 2002	2003 Throughput[1]	Addition[2] (Deletion)	Dec 31 2003
Boroo	236,000	-	(114,000)	122,000
Kumtor Gold	0	-	348,000	348,000
Total Indicated Resources	**236,000**	**0**	**234,000**	**470,000**
Total Measured & Indicated	**236,000**	**0**	**441,000**	**677,000**

Resources - Inferred

PROPERTY	Dec 31 2002	2003 Throughput[1]	Addition[2] (Deletion)	Dec 31 2003
Boroo	326,000	-	(326,000)	0
Kumtor Gold	606,000	-	(365,000)	241,000
Total Inferred Resources	**932,000**	**0**	**(691,000)**	**241,000**

Qualified Persons – Uranium

Reserve and resource estimates for Cameco's uranium properties were prepared by or under the supervision of the following qualified persons:

Alain Gaston Mainville, geologist and professional geoscientist, who is manager, mining resources and methods at Cameco	McArthur River, Rabbit Lake, Key Lake and Dawn Lake
Raymond Jean-Francois Chauvet, geological engineer and professional geoscientist, who was director, mining resources and methods at Cameco	Cigar Lake and Inkai
Steve Lunsford, registered professional geologist Wyoming, who is senior project geologist at Power Resources, Inc.	Crow Butte, Gas Hills, Highland, North Butte/Brown Ranch, North West Unit, Peach, Reynolds Ranch, Ruby Ranch, Ruth, Shirley Basin and Smith Ranch

Cameco's reserve and resource estimates are obtained from internally generated data or audited reports.

Qualified Persons – Gold

Reserve and resource estimates for Cameco's gold properties were prepared by or under the supervision of the following qualified persons :

Alain Gaston Mainville, geologist and professional geoscientist, who is manager, mining resources and methods at Cameco	Kumtor
Rob Chapman, geologist and professional geoscientist, who is vice-president, exploration at Cameco Gold Inc.	Boroo

Cameco's reserve and resource estimates are obtained from internally generated data or audit reports. Cameco's gold reserves and resources are located in the Kyrgyz Republic and Mongolia.


Cigar Lake is the world's largest undeveloped
uranium mine. Expecting a construction licence later
in 2004, production may begin in 2006 or 2007.

Baseload
The minimum amount of electric power delivered or required over a given period of time at a steady rate.

Candu
Canada, Deuterium, Uranium. Canadian designed and built pressure-tube nuclear reactor which uses natural uranium as fuel and heavy water (deuterium oxide) as the moderator.

Contango
The positive difference between the spot market gold price and the forward market gold price. It is normally expressed as a per-annum interest rate and is the difference between London Inter Bank Offer Rates (LIBOR) and the lease rate charged by institutions that lend gold.

Conversion Factors
Weights and measures are indicated in the unit most commonly used in specific areas of the industry. These are noted with * and conversion factors are provided below.

Take This:	*Do This*	*To Obtain This*
*cm	÷ 2.54	= inch
*km	÷ 1.60	= mile
*oz	x 31.10	= g
t	x 1.10	= T
*T	x 0.90	= t
*oz/T	x 34.28	= g/t
*lb U_3O_8	÷ 2599.8	= tU
tU	x 2599.8	= lb U_3O_8
*% U_3O_8	÷ 1.18	= % U

Dose
Term used to quantify the amount of energy absorbed from ionizing radiation per unit mass.

Electricity Measurements
1kW x 1000 = 1MW x 1000 =
1GW x 1000 = 1TW

Kilowatt (kW): kilowatt-hour (kWh)
A kilowatt is a unit of power representing the rate at which energy is used or produced. One kilowatt-hour is a unit of energy, and represents one hour of electricity consumption at a constant rate of 1kW.

Megawatt (MW): megawatt-hour (MWh)
A megawatt equals 1000 kW. One megawatt-hour represents one hour of electricity consumption at a constant rate of 1MW.

Gigawatt (GW): gigawatt-hour (GWh)
A gigawatt equals 1000 MW. One gigawatt-hour represents one hour of electricity consumed at a constant rate of 1GW.

Terawatt (TW): terawatt-hour (TWh)
One terawatt equals 1000 GW. One terawatt-hour represents one hour of electricity consumption at a constant rate of 1TW

Enriched Uranium
Uranium in which the content of the isotope uranium-235 has been increased above its natural value of 0.7% by weight. Typical low-enriched uranium for commercial power reactors is enriched in uranium-235 to the range of 3% to 5%. In highly enriched uranium, the uranium-235 has been increased to 20% or more.

In Situ Leaching
A process involving pumping a solution down an injection well where it flows through the deposit, dissolving uranium. The uranium-bearing solution is pumped to surface where the uranium is recovered from the solution.

Light Water Reactor
A thermal reactor using ordinary water both as a moderator and as a coolant with enriched uranium as fuel.

Ounce (oz)
All ounces in this report are troy ounces.

Radiation
Radiation occurs naturally. It is a type of energy that travels through space in the form of waves, or particles, which give up all or part of their energy on contact with matter. Radiation can take the form of alpha or beta particles, X-rays or gamma rays, or neutrons.

Radiation Types
Alpha particles do not penetrate matter deeply. They can be stopped by a sheet of paper or a few millimetres of air. The potential hazard from alpha particles is internal from possible inhalation or ingestion.

Beta particles penetrate further than alpha particles but can be stopped by aluminum foil or a few centimetres of wood.

Gamma rays penetrate most deeply and substances which emit gamma radiation can be hazardous inside and outside the body. Protection from gamma rays includes shielding by concrete, water and lead.

Neutrons are particles which also penetrate matter deeply. They come from outer space and also occur inside nuclear reactors. Water and concrete are used effectively as shielding in nuclear plants.

Radon
Radon is a naturally occurring, radioactive gas that is produced from the radioactive decay of radium-226, one of the decay products of uranium-238. The primary hazard from radon is its decay products, which are referred to as radon progeny. Radon progeny are short-lived radioactive decay products of radon gas.

Spot Market Price
Price for product sold or purchased in the spot market rather than under a long-term contract.

for electricity
The buying and selling of electricity for immediate delivery.

for U_3O_8 and UF_6 conversion services
The buying and selling of uranium products for delivery within one year.

t
Tonne (metric ton)

T
Ton (short ton)

UO_2
Uranium dioxide. Converted from UO_3 at Cameco's Port Hope plant, then compressed to pellets and sintered by fuel fabricators to make fuel for Candu reactors.

UO_3
Uranium trioxide. An intermediate product produced at Cameco's Blind River refinery and used as feed to produce UO_2 and UF_6 at Cameco's Port Hope conversion plants.

U_3O_8
Triuranium octoxide. At Cameco operations, it is in the form of concentrate, often called yellowcake.

UF_6
Uranium hexafluoride. Converted from UO_3 at Cameco's Port Hope plant. Following enrichment, UF_6 is converted to enriched UO_2 suitable for fabrication into fuel for light-water reactors.

Western World Uranium Market
Western world includes Argentina, Australia, Belgium, Brazil, Canada, Czech Republic, Finland, France, Gabon, Germany, India, Indonesia, Japan, Mexico, Namibia, Netherlands, Niger, Pakistan, Philippines, Portugal, Romania, Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom and the United States.

Reserves and Resources

Mineral Resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Inferred Mineral Resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Probable Mineral Reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

NOTES

In this mineral reserves and resources statement Cameco uses a definition of classes of mineralization taking into account a maximum number of parameters of various natures.

These parameters are:

- the precision of the estimate;
- the economic feasibility of the project, which relates not only to grades but to the volume of the reserves, the location, the chemistry of the expected ore, the price of the product, etc.;
- the legal status of the project and its possible evolution in the very near future.

Cameco's mineral reserves include allowances for dilution and mining or in situ leaching recovery, except for the McArthur River reserves where the high-grade ore requires deliberate dilution to comply with licence conditions. No allowances have been applied to mineral resources. Stated mineral reserves and resources have been calculated based on estimated quantities of mineralized material recoverable by established mining methods. This includes only deposits with mineral values in excess of cut-off grades used in normal mining operations. Cameco's mineral reserves include material in place and on stockpiles. Only mineral reserves have demonstrated economic viability.

There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in uranium or gold prices, subsequent to the date of the estimate, may justify revision of such estimates.

Cameco's classification of mineral reserves and resources and the subcategories of each, conforms to the definitions adopted by CIM Council on August 20, 2000, which are incorporated by reference into the National Instrument 43-101 dated November 17, 2000, issued by the Canadian Securities Administrators. Cameco reports reserves and resources separately, the amount of reported resources does not include those amounts identified as reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Directors



Victor J. Zaleschuk [1, 2, 4, 5, 6]
Calgary, Alberta
Chair
President and CEO of Nexen, a large Calgary-based oil and gas company, from 1997 to 2001.



John S. Auston [2, 3, 4]
West Vancouver, British Columbia
President and CEO of Ashton Mining of Canada from 1996 to 2000 and President and CEO of Granges, another mining firm, from 1993 to 1995.



Joe F. Colvin [2, 3, 5]
Kiawah Island, South Carolina, USA
President and CEO of the Nuclear Energy Institute in Washington, D.C. since 1996.



Harry D. Cook [6]
La Ronge, Saskatchewan
Chief of the Lac La Ronge Indian Band in Saskatchewan since 1987 and President of the Kitsaki Management Limited Partnership.



James R. Curtiss [5, 6]
Brookeville, Maryland, USA
Partner in the Washington, D.C. law firm of Winston & Strawn and a Commissioner on the U.S. Nuclear Regulatory Commission from 1988 to 1993.



George S. Dembroski [2, 3, 4]
Toronto, Ontario
Vice-Chairman and a director of RBC Dominion Securities, an investment dealer, from 1981 to 1998.



Gerald W. Grandey [2]
Saskatoon, Saskatchewan
President and CEO of Cameco.



Nancy E. Hopkins [1, 2]
Saskatoon, Saskatchewan
Partner in the Saskatchewan law firm of McDougall Gauley since 1984.



Oyvind Hushovd [1, 5, 6]
Oakville, Ontario
Chairman and CEO of Gabriel Resources, Chairman and CEO of Falconbridge Limited from 1996-2002.



Dr. J.W. George Ivany [1, 4, 5]
Kelowna, British Columbia
President and Vice-Chancellor of the University of Saskatchewan from 1989 to 1999.



Neil McMillan [1, 2, 3, 6]
Saskatoon, Saskatchewan
President of Claude Resources, a mining firm based in Saskatchewan, since 1996.



Robert W. Peterson [1, 5, 6]
Regina, Saskatchewan
President and COO of Denro Holdings, a Saskatchewan-based property development and financial management company, since 1994.

Committees: [1] *Audit* [2] *Strategic Planning* [3] *Strategic Planning Reserve Subcommittee* [4] *Nominating, Corporate Governance and Risk* [5] *Human Resources and Compensation* [6] *Safety, Health and Environment*

Officers



Left to right:

David M. Petroff
Senior Vice-President, Finance and Administration and Chief Financial Officer

Rita M. Mirwald
Senior Vice-President, Human Resources and Corporate Relations

Gary M.S. Chad
Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

George Assie
Senior Vice-President, Marketing and Business Development

Terry Rogers
Senior Vice-President and Chief Operating Officer

Gerald W. Grandey
President and Chief Executive Officer

Find out more about Cameco governance

For more information on Cameco's governance practices and, more specifically, on how the company complies with the 14 Toronto Stock Exchange governance guidelines, please refer to our management proxy circular. The circular is distributed to shareholders with the annual report and is available on our web site (*cameco.com*) by visiting the governance area of the investor relations section. That area of the web site also includes disclosure of any differences between Cameco's corporate disclosure practices and those applicable to US issuers listed on the New York Stock Exchange.

Cameco welcomes a new director



In January 2004, Cameco announced the appointment of Oyvind Hushovd to the board of directors. Oyvind has an impressive history as a senior executive in the Canadian mining industry combined with experience that spans the globe.

He currently serves as chairman and CEO of Gabriel Resources Ltd., a mineral exploration company based in Canada. Previously he spent 28 years with Falconbridge Limited, the third-largest producer of refined nickel in the world, including the last five years as CEO.

Oyvind has held numerous board positions and currently serves on the boards of Gabriel Resources, Inmet Mining and Lion Ore Mining International. He holds a masters degree in economics and business administration from the Norwegian School of Business and a Master of Laws from the University of Oslo.

Oyvind fills the board vacancy created by the retirement of former chair Bernard Michel.

Five-Year Financial Summary

(Dollars are expressed in $ Canadian millions except prices and per share amounts)

	2003	2002	2001	2000	1999
Spot Market Prices (annual average)					
Uranium ($US/lb U_3O_8)	$ 11.54	$ 9.86	$ 8.77	$ 8.21	$ 10.23
Conversion ($US/kgU)	5.07	5.09	4.81	2.56	3.29
Electricity ($/megawatt hour)	54.24	55.92	–	–	–
Gold ($US/oz)	363.64	309.80	270.94	279.08	278.88
Operations					
Revenue	$ 826.9	$ 748.3	$ 700.8	$ 688.9	$ 741.6
Earnings (loss)[1] from operations	88.2	84.4	94.9	(45.7)	79.3
Net earnings[1] before special items	204.7	43.5	56.1	44.5	42.3
Net earnings[1] (loss)	204.7	43.5	56.1	(87.2)	71.2
EBITDA[2]	325.8	214.3	234.6	213.6	252.0
Cash provided by operations	245.9	250.8	116.2	224.3	249.4
Capital expenditures	159.6	90.2	58.3	84.1	201.1
Financial Position					
Total assets	$ 3,359.4	$ 2,967.8	$ 2,968.7	$ 2,800.5	$ 2,964.1
Total debt	243.0	224.6	354.0	294.3	359.2
Shareholders' equity	2,219.9	1,860.6	1,836.2	1,780.5	1,922.3
Financial Ratios					
Current ratio (current assets/current liabilities)	3.4:1	3.8:1	4.3:1	3.6:1	3.3:1
Return on common shareholders' equity	11%	3%	3%	(3%)	4%
Net debt to capitalization	7%	8%	15%	13%	14%
Cash from operations/total net debt	155%	151%	36%	86%	80%
Common Share Data ($ per share)					
Net earnings before special items	$ 3.65	$ 0.78	$ 1.01	$ 0.81	$ 0.72
Basic net earnings (loss)	3.65	0.78	1.01	(1.57)	1.24
Dividends	0.60	0.50	0.50	0.50	0.50
Book value	32.33	29.76	29.48	28.77	30.51
TSX Market – high	77.00	48.65	43.00	28.25	40.50
– low	29.00	25.15	23.75	14.50	20.75
– close	74.75	37.48	39.25	26.25	21.95
– annual volume (millions)	53.1	48.0	45.7	35.3	30.5
Shares outstanding (millions)					
Weighted average	56.1	55.8	55.4	55.5	57.4
Year end	56.8	56.0	55.7	55.5	57.2
Production (Cameco's Share)					
Uranium production (million lbs U_3O_8)	18.5	15.9	18.8	16.6	16.8
Uranium conversion (UF_6 and UO_2) (million kgU)	13.3	12.4	11.0	9.3	11.2
Electricity generation (terawatt hours)	7.7	3.1	2.3[3]	–	–
Gold production (thousand oz)	225.9	176.2	250.9	223.3	203.5
Employees (including subsidiaries)	3,716	3,253	2,948	2,924	2,843

[1] Attributable to common shares.

[2] Earnings before interest, taxes, depreciation and amortization, writedowns, gains on asset sales and other income.

[3] For the period May 12, 2001 to December 31, 2001.

SHARE PERFORMANCE
(TSX $/share)

During 2003, Cameco's share price increased by 99% compared to an increase of 76% for the S&P/TSX Diversified Metals and Mining index and an increase of 23% by the S&P/TSX 60.


74.75
92 93 94 95 96 97 98 99 00 01 02 03

MONTHLY SHARE PRICE
(TSX $/share)

Cameco's shares traded between $29.00 and $77.00 in 2003.


40
0
J F M A M J J A S O N D

MONTHLY SHARE VOLUME (TSX)
(thousands of shares)

In 2003, 53 million Cameco shares traded on the TSX compared to 48 million in 2002.


8000
4000
0
J F M A M J J A S O N D

DECEMBER 31, 2003

Shares outstanding	56.1 million
Market capitalization	$4.2 billion

Common Shares
Toronto (CCO)
New York (CCJ)

Preferred Securities
New York (CCJPR)

Convertible Debentures
Toronto (CCO.DB)

Transfer Agents
For information on common share holdings, dividend cheques, lost share certificates and address changes, contact:

CIBC Mellon Trust Company
320 Bay Street, P.O. Box 1
Toronto, Ontario M5H 4A6
North America phone toll free:
800-387-0825 or 416-643-5500
cibcmellon.com

For information on preferred security holdings, interest cheques, lost certificates and address changes, contact:

JP Morgan Chase Bank
Corporate Trust Services
2001 Bryan Street
Dallas, Texas 75201
Phone: 800-275-2048 (US only)
or 214-468-6125
Fax: 214-468-6321

Annual Meeting
The annual meeting of shareholders of Cameco Corporation is scheduled to be held Wednesday, May 5, 2004 at 1:30 pm at Cameco's head office in Saskatoon, Saskatchewan.

Dividend Policy
The board of directors has established a policy of paying quarterly dividends of $0.15 ($0.60 per year) per common share. This policy will be reviewed from time to time in light of the company's cash flow, earnings, financial position and other relevant factors.

Inquiries
Cameco Corporation
2121-11th Street West
Saskatoon, Saskatchewan S7M 1J3
Phone: 306-956-6200
Fax: 306-956-6201

cameco.com